             AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                JANUARY 11, 2000
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
               ---------------------------------------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
               ---------------------------------------------------
                              OLD NATIONAL BANCORP
    -------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


           INDIANA                             6021                              35-1539838
-------------------------------    ----------------------------    -----------------------------------
(State or other jurisdiction of    (Primary Standard Industrial    (I.R.S. Employer Identification No.)
incorporation or organization)     Classification Code Number)

           420 MAIN STREET, EVANSVILLE, INDIANA 47708, (812) 464-1434
   ---------------------------------------------------------------------------
     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

JEFFREY L. KNIGHT, ESQ.                  TIMOTHY M. HARDEN, ESQ.
CORPORATE SECRETARY & GENERAL COUNSEL    MICHAEL J. MESSAGLIA, ESQ.
OLD NATIONAL BANCORP                     KRIEG DEVAULT ALEXANDER & CAPEHART, LLP
420 MAIN STREET                          ONE INDIANA SQUARE, SUITE 2800
EVANSVILLE, INDIANA  47708               INDIANAPOLIS, INDIANA  46204-2017
(812) 464-1363                           (317) 636-4341
(AGENT FOR SERVICE)                      (COPY TO)

--------------------------------------------------------------------------------
    (Name, address, including zip code, and telephone number, including area code, or agent for service)

          APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE
                           SECURITIES TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]


                                                CALCULATION OF REGISTRATION FEE
====================================================================================================================================
 Title of each class               Amount                Proposed maximum             Proposed maximum                  Amount of
    of securities                  to be                  offering price             aggregate offering               registration
   to be registered            registered (1)              per unit (2)                   price (2)                      fee (3)
------------------------------------------------------------------------------------------------------------------------------------
    COMMON STOCK,                  UP TO
     NO PAR VALUE             2,220,682 SHARES               $ N/A                      $18,939,000                     $5,000
====================================================================================================================================

(1) The number of shares of Old National common stock to be registered pursuant to this registration statement is based upon an estimate of the maximum number of shares of Heritage common stock presently outstanding or reserved for issuance under various plans or otherwise expected to be issued upon the consummation of the proposed merger to which this registration statement relates, multiplied by the exchange ratio of
        3.3075 shares of Old National common stock per each share of Heritage common stock.

(2) Estimated solely for the purpose of calculating the registration fee and calculated as of September 30, 1999, in accordance with Rule 457(f)(2) on the basis of the book value of the securities to be exchanged for the common stock to be issued by the registrant.

(3) The registration fee was calculated pursuant to Rule 457(f) under the Securities Act of 1933, as amended as follows: .000264 multiplied by the proposed maximum aggregate offering price.


              -----------------------------------------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                 [HERITAGE FINANCIAL SERVICES, INC. LETTERHEAD]

January ___, 2000

Dear Shareholders:

         I am pleased to invite you to attend a special meeting of shareholders of Heritage Financial Services, Inc. on:

                      _______________, __________ ___, 2000
                                _____:_____ __.m.


                            -------------------------
                        Clarksville, Tennessee 37041-1348

         The purposes of the Special Meeting are (1) to consider and vote upon the Agreement of Affiliation and Merger dated as of September 8, 1999, between Heritage Financial Services, Inc. and Old National Bancorp, pursuant to which Heritage will merge into Old National and (2) to consider and vote upon any other matters that may properly come before the meeting. The merger agreement provides that Heritage will merge with Old National, and that you will receive
3.3075 shares of Old National common stock, as adjusted for the 5% stock dividend declared by Old National on December 9, 1999, and subject to adjustment, for each share of Heritage common stock you own. The exchange ratio will be adjusted if, among other reasons, Old National issues a stock dividend prior to the completion of the merger. A copy of the merger agreement is attached to this document as Appendix A.

         The Board of Directors of Heritage enthusiastically supports the merger and believes that the proposed merger between Old National and Heritage is in the best interests of Heritage as a whole, including the interests of the shareholders, customers and employees of Heritage. Heritage's financial adviser, Professional Bank Services, Inc., has issued its opinion to the Board of Directors of Heritage that the 3.3075 exchange ratio in the proposed merger is fair, from a financial point of view, to Heritage's shareholders. Your Board of Directors unanimously approved the merger agreement and recommends that the shareholders of Heritage approve it.

         We have enclosed a Notice of Special Meeting of Shareholders and a Proxy Statement-Prospectus containing information about the special meeting and the proposed merger. We encourage you to read this document carefully. Also enclosed is a proxy card so you can vote on the merger without attending the special meeting. Please complete, sign and date the enclosed proxy card and return it to us as soon as possible in the envelope we have provided. If you decide to come to the special meeting, you may vote your shares in person whether or not you have mailed us a proxy.

         Please give this matter your careful consideration.

                                         Sincerely,



                                         Earl O. Bradley, III
                                         President and CEO

                        HERITAGE FINANCIAL SERVICES, INC.
                               25 JEFFERSON STREET
                        CLARKSVILLE, TENNESSEE 37041-1348
                                 (931) 553-0500

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                       to be held on __________ ___, 2000

To Our Shareholders:

         We will hold a Special Meeting of Shareholders of Heritage Financial Services, Inc. on:

                         _________, __________ ___, _____
                                   _____ __.m.
                       ___________________________________

                            -------------------------
                        Clarksville, Tennessee 37041-1348

The purposes of the special meeting are:

1. To consider and vote upon the Agreement of Affiliation and Merger, dated as of September 8, 1999, by and between Old National Bancorp and Heritage, pursuant to which Heritage will merge with Old National. Under the terms of the merger agreement, each outstanding share of Heritage common stock will be converted into the right to receive
         3.3075 shares of Old National common stock, as adjusted for the 5% stock dividend declared by Old National on December 9, 1999, and subject to adjustment, as described in the merger agreement. The merger agreement, which describes the terms of the merger in great detail, is attached as Appendix A to the accompanying Proxy Statement-Prospectus; and

2. To transact such other business which may properly be presented at the special meeting or any adjournment thereof.

         We have fixed the close of business on ____________, 2000 as the record date for determining those shareholders who are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of it. Approval and adoption of the merger agreement requires the affirmative vote of the holders of at least the majority of the outstanding shares of Heritage common stock.

         Please do not send your stock certificates at this time. If the merger is completed, we will send you instructions regarding the surrender of your stock certificates.

                                       BY ORDER OF THE BOARD OF DIRECTORS


____________, 2000                     JOHN T. HALLIBURTON
                                       SECRETARY

DISSENTING SHAREHOLDERS WHO COMPLY WITH THE PROCEDURES REQUIRED BY THE TENNESSEE BUSINESS CORPORATION ACT WILL BE ENTITLED TO RECEIVE PAYMENT OF THE FAIR CASH VALUE OF THEIR SHARES. WE HAVE ATTACHED A COPY OF THIS LAW AS AN APPENDIX TO THE ACCOMPANYING PROXY STATEMENT-PROSPECTUS. HERITAGE SHAREHOLDERS CONSIDERING THE EXERCISE OF THEIR DISSENTERS' RIGHTS SHOULD CAREFULLY REVIEW THESE MATERIALS AND INFORMATION BEFORE VOTING AT THE SPECIAL MEETING.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                                                   PROXY STATEMENT
          PROSPECTUS                                     FOR
              OF                           SPECIAL MEETING OF SHAREHOLDERS
     OLD NATIONAL BANCORP                                 OF
                                          HERITAGE FINANCIAL SERVICES, INC.

                           ---------------------------

         The Board of Directors of Old National Bancorp and Heritage Financial Services, Inc. have agreed that Old National will acquire Heritage in a merger. Heritage's Board of Directors believes the merger is in the best interests of Heritage as a whole, including your interests. The merger will allow the subsidiaries of Heritage to offer more products and services to their customers.

         If the merger is approved by the shareholders of Heritage and all other closing conditions are satisfied, you will receive 3.3075 shares of Old National common stock, as adjusted for the 5% stock dividend declared by Old National on December 9, 1999, for each share of Heritage common stock you own on the date the merger is completed. If this exchange results in you owning a fractional share of Old National common stock, Old National will pay you cash for the fractional share. The number of shares of Old National common stock you receive as a result of the merger will be proportionally increased or decreased if Old National issues a stock dividend or stock split between now and the closing date of the merger. Old National's common stock is traded on the Nasdaq National Market System under the symbol "OLDB."

         The merger cannot be completed unless the holders of at least a majority of the outstanding shares of Heritage approve it. The special meeting of Heritage shareholders to vote on the merger will be held on:

                        __________, __________ ___, 2000
                                   _____ __.m.
                              ____________________

                                 ---------------
                        Clarksville, Tennessee 37041-1348

         YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE TAKE THE TIME TO VOTE BY COMPLETING AND MAILING THE ENCLOSED PROXY CARD TO US.

         This document provides you with detailed information about the meeting and the merger. In addition, you may obtain information about Old National from documents it has filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.

                  --------------------------------------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT-PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT-PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  --------------------------------------------


SHARES OF OLD NATIONAL COMMON STOCK ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

                  --------------------------------------------


        THE DATE OF THIS PROXY STATEMENT-PROSPECTUS IS ____________, 2000
         AND IS BEING MAILED TO HERITAGE SHAREHOLDERS ON THE SAME DATE.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Questions and Answers About the Heritage/Old National Merger.................iii

Summary  ......................................................................v
         The Parties to the Merger.............................................v
         The Merger...........................................................vi
         Interests of Certain Persons in the Merger.........................viii
         Special Shareholders' Meeting......................................viii
         Comparative Per Share Market Price Information.......................ix
         Recent Developments..................................................ix
         Comparative Per Share Data............................................x

Summary of Selected Financial Data -- Old National...........................xii

Summary of Selected Financial Data -- Heritage...............................xiv

Special Meeting................................................................1
         General  .............................................................1
         Matters to be Considered..............................................1
         Proxies  .............................................................1
         Solicitation of Proxies...............................................1
         Record Date and Voting Rights.........................................2
         Recommendation of Heritage Board of Directors.........................3

Proposed Merger................................................................3
         General  .............................................................3
         Description of the Merger.............................................4
         Background of the Merger..............................................4
         Reasons for the Merger................................................5
         Fairness Opinion of Heritage's Financial Advisor......................6
         Recommendation of the Heritage Board of Directors....................11
         Conversion of Heritage Common Stock..................................11
         Treatment of Heritage Stock Options..................................12
         Exchange of Certificates; Fractional Shares..........................12
         Dissenters' or Appraisal Rights......................................13
         Dissenters' Rights...................................................13
         Resale of Old National Common Stock by Affiliates of Heritage........16
         Conditions to the Completion of the Merger...........................18
         Break-up Fee.........................................................18
         Termination of the Merger Agreement..................................19
         Restrictions Affecting Heritage......................................21
         Regulatory Approvals Required for the Merger.........................22
         Accounting Treatment for the Merger..................................24
         Effective Time.......................................................25
         Management, Personnel and Employee Benefits After the Merger.........25
         Indemnification; Directors' and Officers' Liability Insurance........29

Federal Income Tax Consequences...............................................29
         Tax Opinion..........................................................30
         Tax Consequences to Old National and Heritage........................30

         Tax Consequences to Heritage Shareholders............................30

Comparative Per Share Data....................................................31
         Nature of Trading Market.............................................31
         Dividends............................................................33
         Existing and Pro Forma Per Share Information.........................34

Pro Forma Condensed Combined Financial Information............................37

Notes to Pro Forma Condensed Combined Financial Information...................43

Description of Old National...................................................44
         Overview ............................................................44
         Supervision and Regulation...........................................45
         Recent Developments..................................................45
         Incorporation of Certain Information by Reference....................46

Description of Heritage.......................................................46
         Business ............................................................46
         Incorporation of Certain Information by Reference....................47

Comparison of Common Stock....................................................47
         Authorized But Unissued Shares.......................................47
         Preemptive Rights....................................................48
         Dividend Rights......................................................49
         Voting Rights........................................................50
         Dissenters' Rights...................................................51
         Liquidation Rights...................................................52
         Redemption and Assessment............................................52
         Anti-Takeover Provisions.............................................53
         Director Liability...................................................58
         Director Nominations.................................................58

Legal Opinions................................................................59

Experts  .....................................................................59

Other Matters.................................................................59

Forward-Looking Statements....................................................60

Where You Can Find More Information...........................................60

APPENDIX A.................................................................A - 1

APPENDIX B.................................................................B - 1

APPENDIX C.................................................................C - 1

          QUESTIONS AND ANSWERS ABOUT THE HERITAGE/OLD NATIONAL MERGER

Q:       WHAT DO I NEED TO DO NOW?

A: After you carefully read this document, indicate on your proxy card how you want to vote, sign it and mail it in the enclosed envelope as soon as possible. The instructions on the accompanying proxy card will give you more information on how to vote by mail. This will enable your shares to be represented at the Heritage special meeting.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the directions your broker provides. Your failure to instruct your broker to vote your shares will result in your shares not being voted. If you fail to return a proxy card or abstain from voting, the effect will be a vote against the merger.

Q:       CAN I CHANGE MY VOTE AFTER I SUBMIT MY PROXY WITH VOTING INSTRUCTIONS?

A: Yes. There are three ways you can change your vote. First, you may send a written notice to the person to whom you submitted your proxy stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card by mail or submit your proxy with new voting instructions. Your shares will be voted in accordance with the latest proxy actually received by Heritage prior to the shareholders' meeting. Any earlier proxies will be revoked. Third, you may attend the Heritage special meeting, and vote in person. Any earlier proxies will be revoked. Simply attending the meeting without voting, however, will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions you will receive from your broker to change or revoke your proxy.

Q:       SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:       No. You should not send in your stock certificates at this time.

         Heritage shareholders will exchange their Heritage common stock certificates for Old National common stock certificates after Old National and Heritage complete the merger. Old National will send you instructions for exchanging your Heritage common stock certificates promptly after the merger is completed.

Q:       WHAT WILL I RECEIVE IN THE MERGER?

A: In the merger you will receive 3.3075 shares of Old National common stock for each share of Heritage common stock you own. This means that, based on the closing price of Old National common stock on The Nasdaq National Market on January ___, 2000, you would have received $__________ worth of Old National common stock for each share of Heritage common stock you own. Old National will not issue fractional shares of Old National common stock. Instead, Old National will pay you cash for any fractional shares.

Q:       WHAT IS THE "EXCHANGE RATIO?"

A: The exchange ratio is the number of shares of Old National common stock into which each share of Heritage common stock will be converted when the merger is completed. The exchange ratio is 3.3075 shares of Old National common stock for each share of Heritage common stock. Please note that the share price of Old National common stock may fluctuate before and after the merger is completed. As a result of the exchange ratio being fixed, you will not be sure of the market value of the Old National common stock you will receive until the time the merger is completed.

Q:       WHEN CAN I EXPECT THE MERGER WILL BE COMPLETED?

A: Old National and Heritage are working to complete the merger as quickly as possible. In addition to the approval of Heritage shareholders, Old National and Heritage also must obtain certain banking and regulatory approvals. Old National and Heritage anticipate the merger will be completed in February 2000.

Q:       WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER?

A: For U.S. federal income tax purposes, the conversion of your Heritage common stock into Old National common stock will not cause you to recognize any gain or loss. You will, however, recognize gain or loss in connection with any cash received for fractional shares of Old National common stock. Your tax basis for the Old National common stock received in the merger (including the fractional shares you are deemed to have received and then are redeemed for cash) will be the same as the tax basis for your Heritage common stock and your holding period for the Old National common stock received in the merger (including the fractional shares you are deemed to have received and then are redeemed for cash) generally will include the holding period of your Heritage common stock exchanged in the merger. For a more complete description of federal income tax considerations, see page 30.

         THIS TAX TREATMENT MAY NOT APPLY TO CERTAIN HERITAGE SHAREHOLDERS, INCLUDING SHAREHOLDERS WHO ARE NON-U.S. PERSONS OR DEALERS IN SECURITIES. DETERMINING THE ACTUAL TAX CONSEQUENCES OF THE MERGER TO YOU MAY BE COMPLEX. THE TAX CONSEQUENCES WILL DEPEND ON YOUR SPECIFIC SITUATION AND ON VARIABLES NOT WITHIN YOUR CONTROL. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE MERGER'S TAX CONSEQUENCES.

Q:       WHAT OTHER MATTERS WILL BE VOTED ON AT THE MEETING?

A: Heritage does not expect that any matter other than the merger will be voted on at the meeting.

Q:       WILL MY SHAREHOLDER RIGHTS CHANGE AS A RESULT OF THE MERGER?

A: Yes. Currently, your rights as a Heritage shareholder are governed by Heritage's Charter and ByLaws. Old National shareholder rights are governed by Old National's Articles of Incorporation and By-Laws. After the merger, you will become an Old National shareholder, and therefore your rights will be governed by Old National's Articles of Incorporation and By-Laws. For a summary of some of the differences between the rights of Heritage shareholders and the rights of Old National shareholders, see page 48.

Q:       WHOM SHOULD I CALL WITH QUESTIONS?

A:       You should call John T. Halliburton, Secretary of Heritage, at (931)
         553-0500.

                                     SUMMARY

         This summary highlights some of the information contained in this document. Because this is a summary, it does not contain all the information that may be important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you.

THE PARTIES TO THE MERGER

OLD NATIONAL BANCORP
420 Main Street
Evansville, Indiana 47708
(812) 464-1434

Old National is a bank holding company, incorporated under Indiana law and headquartered in Evansville, Indiana. Through its full-service banking subsidiaries Old National operates a general banking business from 119 banking offices and 174 ATM locations located throughout Indiana, Illinois and Kentucky. In addition, Old National provides trust services and other financial services through additional subsidiaries. At September 30, 1999, on a consolidated basis, Old National had assets of approximately $6.963 billion, deposits of approximately $5.025 billion, and shareholders' equity of approximately $514.9 million. Old National's common stock is traded on the Nasdaq National Market under the symbol "OLDB."



HERITAGE FINANCIAL SERVICES, INC.
25 Jefferson Street
Clarksville, Tennessee 37041-1348
(931) 553-0500

Heritage is a bank holding company, incorporated under Tennessee law and headquartered in Clarksville, Tennessee. Heritage owns and operates one affiliate bank, an investment brokerage services provider, an insurance company, a finance company and an investment corporation, each located in Tennessee. At September 30, 1999, Heritage, on a consolidated basis, had assets of approximately $234.03 million, deposits of approximately $198.86 million and shareholders' equity of approximately $18.94 million. Heritage's common stock is not traded on a national exchange system.

THE MERGER

Description of the merger. We propose a merger in which Heritage will merge with Old National, and Old National will survive the merger. Old National will issue shares of its common stock to shareholders of Heritage in exchange for their shares of Heritage common stock.

Recommendation of the Board of Directors of Heritage. The Board of Directors of Heritage believes that the merger is in the best interests of Heritage as a whole, including your interests, and unanimously recommends that you vote "FOR" the proposal to approve the merger. See "Proposed Merger - Recommendation of the Heritage Board of Directors" on page 7.

Heritage shareholders will receive Old National common stock in the merger. If the merger is completed, you will have the right to receive 3.3075 shares of Old National common stock for each share of Heritage common stock that you own as of the effective time of the merger. Because the number of shares of common stock of Old National that you will receive in the merger is fixed at 3.3075, subject to adjustments that will not decrease the economic value of the exchange ratio, the value of the shares of Old National common stock you will receive in the merger will fluctuate as the price of Old National common stock changes. Based upon the closing price of Old National common stock on The Nasdaq National Market on January ___, 2000, the market value of shares of Old National common stock you will receive in the merger would be $_____ per share of Heritage common stock.

You will have to surrender your Heritage common stock certificates to receive new stock certificates representing Old National common stock. This will not be necessary, however, until you receive written instructions after we complete the merger. See "Proposed Merger Conversion of Heritage Common Stock," "Exchange of Certificates; Fractional Shares" on pages 7.

Payments of dividends on shares of Heritage common stock. After the merger becomes effective, your stock certificates for shares of Heritage common stock will represent only the right to receive shares of Old National common stock and cash for fractional shares. You will not receive payments of dividends declared on shares of Old National common stock until you surrender your Heritage common stock certificates to receive new stock certificates representing Old National common stock.

Old National will not issue fractional shares. Old National will not issue any fractional shares of its common stock as a result of the exchange ratio. Instead, you will receive the value of any fractional share in cash, based upon the market value of Old National's common stock.

Merger generally tax-free for Heritage shareholders. Heritage and Old National expect that your exchange of shares of Heritage common stock for shares of Old National common stock generally will not cause you to recognize any gain or loss for U.S. federal income tax purposes. You will, however, have to recognize income or gain for any cash received instead of fractional shares. The expected material federal income tax consequences are set out in greater detail on page 25.

Old National and Heritage will not be obligated to complete the merger unless they receive legal opinions, dated as of the closing date, from their respective legal counsel that the merger will be treated as a transaction of a type that is generally tax-free for U.S. federal income tax purposes. In that case, the U.S. federal income tax treatment of the merger will be as described above. However, these legal opinions will not bind the Internal Revenue Service, which could take a different view.

Tax matters are very complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. Old National and Heritage urge you to consult with your tax advisor for a full understanding of the tax consequences of the merger to you.

Dissenters' rights. Heritage shareholders have the right, under Chapter 23 of the Tennessee Business Corporation Act, to dissent from the merger. Certain specific procedures must be followed to dissent from the merger. A Heritage shareholder who complies with the required procedures will not receive Old National common stock in the merger. Instead, if the merger is completed, a dissenting shareholder will be entitled to demand payment of the fair cash value of his Heritage shares. A copy of Chapter 23 of the Tennessee Business Corporation Act ("TBCA") is attached as Appendix C to this proxy statement-prospectus. See "Dissenter's Rights" on page 9.

Our reasons for the merger. Heritage and Old National are proposing to merge because they believe that by combining the companies they can create a stronger and more diversified company that will provide significant benefits to Heritage's shareholders and customers. The Board of Directors of Heritage believes that by bringing its customers and banking products together with those of Old National, the companies can do a better job of growing their combined revenue than if they did not merge. The Heritage Board of Directors also believes that in the rapidly changing environment of the banking industry, Heritage's long-term goal of enhancing shareholder value will be reached by merging with Old National. You can find a more detailed discussion of the background to the merger agreement and Heritage's and Old National's reasons for the merger under "Proposed Merger Reasons for the Merger" on page 5.

Heritage's financial advisor believes the exchange ratio is fair, from a financial point of view, to Heritage's shareholders. Among other factors considered in deciding to approve the merger, the Heritage Board of Directors received the oral opinion of its financial advisor, Professional Bank Services, Inc., that, as of September 8, 1999, the exchange ratio was fair to the holders of Heritage common stock from a financial point of view. Heritage has received a written opinion from Professional Bank Services dated as of the date of this document. The opinion is attached to this document as Appendix B. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Professional Bank Services, Inc. See "Proposed Merger - Fairness Opinion of Heritage's Financial Advisor" on page 6.

Conditions to completion of the merger. The completion of the merger depends on a number of conditions being met. Some of the conditions are:

- The merger agreement is approved by the holders of at least a majority of the outstanding shares of Heritage common stock.
- Regulatory approvals required under federal and state banking laws are received and the waiting periods have expired.
- Old National has received a letter from its independent auditors stating its opinion that the merger will qualify for pooling of interests accounting treatment.

See "Proposed Merger - Conditions to Completion of the Merger" on page 13.

We may decide not to complete the merger. Old National and Heritage can agree at any time to not complete the merger, even if the shareholders of Heritage have approved it. Also, either party can decide, without the consent of the other, to terminate the merger agreement if, among other reasons:

- The other party breaches any representation or any warranty contained in the merger agreement.

-    The other party breaches any covenant contained in the merger agreement.
-    Certain claims, proceedings or litigation are commenced or threatened.
- Old National experiences a material adverse change in financial condition from March 31, 1999.
- Heritage experiences a material adverse change in financial condition from September 8, 1999.
-    The merger is not completed by June 30, 2000.

Additionally, Heritage may terminate the merger agreement if the price of Old National common stock fluctuates sufficiently to cause the merger to no longer be in the best interests of Heritage as a whole, including its shareholders. If this occurs, Old National has the right to change the exchange ratio. This right to terminate is based upon a complex formula that compares any decrease in the value of Old National common stock to the change in value of an index of bank stocks.

This formula provides that before Heritage may terminate the merger because of a decline in the value of Old National common stock, the value of Old National's common stock must have declined by approximately 20% since the signing of the merger agreement and Old National's stock is valued approximately 15% less than the Nasdaq Bank Index during the period for valuing the stock. Assuming the last regulatory approval was received on the date of this document, Heritage would not have the right to terminate the merger agreement on the basis of the price of Old National's common stock. See "Proposed Merger - Termination of the Merger Agreement" on page 14.

Effective time of the merger. Old National and Heritage anticipate that the merger will be completed in February 2000. See "Proposed Merger - Effective Time" on page 20.

Comparative shareholder rights. If the merger is completed, you will become a shareholder of Old National. As a result, your rights as a shareholder, which are now governed by the Charter and By-laws of Heritage, will be governed by Old National's Articles of Incorporation and By-laws. Additionally, Old National is an Indiana corporation. Therefore, your rights as a shareholder will then be governed by Indiana law. See "Comparison of Common Stock" on page 43.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

Interest of Mr. Earl O. Bradley. Old National and Earl O. Bradley entered into an employment agreement which provides for Mr. Bradley to serve as Chief Executive Officer and President of Old National Bank, Clarksville, Tennessee following the merger. The agreement is effective at the time the merger is completed, is for a term of three years and provides for an annual salary of $165,000, as well as a variety of other standard employee benefits. The agreement establishes, among other things, non-compete and non-solicitation provisions. See "Proposed Merger - Employment Agreements" on page _____.

Interest of John T. Halliburton. Old National and John T. Halliburton entered into an employment agreement which provides for Mr. Halliburton to serve as Executive Vice President - Lending, Old National Bank, Clarksville, Tennessee following the merger. The agreement is effective at the time the merger is completed, is for a term of three years and provides for an annual salary of $140,000, as well as a variety of other standard employee benefits. The agreement establishes, among other things, non-compete and non-solicitation provisions. See "Proposed Merger - Employment Agreements" on page _____.

Interest of Randy Clouser. Old National and Randy Clouser entered into an employment agreement which provides for Mr. Clouser to serve as Senior Vice President - Commercial Loans, Old National Bank, Clarksville, Tennessee following the merger. The agreement is effective at the time the merger is completed, is for a term of three years and provides for an annual salary of $90,000, as well as a variety of other standard employee benefits. The agreement establishes, among other things, non-compete and non-solicitation provisions. See "Proposed Merger - Employment Agreements" on page _____.

Stock options. At the time the merger is effective, all outstanding options to purchase Heritage common stock under Heritage's stock option plans become options to purchase Old National common stock.

         Break-up Fee. Heritage has agreed to pay to Old National a break-up fee in the amount of $2,000,000, plus out-of-pocket expenses, upon the occurrence of certain actions by Heritage or the Heritage Board. See "Break-up Fee" on page
_____.

SPECIAL SHAREHOLDERS' MEETING

Date, time and place of special meeting. The special shareholders' meeting will be held on __________, __________, 2000, at _____ __.m., local time, at
________________________, Clarksville, Tennessee 37041.

Purposes of special meeting. At the Heritage special meeting, you will be asked:

-    to approve the merger agreement between Heritage and Old National; and
- to act upon any other items that may be submitted to a vote at the special meeting.

As of the date of this document the Heritage Board of Directors does not know of any other matters that will be presented at the special meeting.

See "Notice of Special Meeting of Shareholders" and the discussions under the captions "Special Meeting" and "Proposed Merger" on pages 1 and 3, respectively.

Required shareholder vote. In order to approve the merger, the holders of at least a majority of the issued and outstanding shares of Heritage common stock must vote in its favor.

Proxies. You can revoke your proxy at any time before it is exercised by delivering a later dated proxy to Heritage, by written notice delivered to the Secretary of Heritage, or by attending the special meeting and voting in person. See "Special Meeting - Proxies" on page 1.

Shares outstanding and entitled to vote. As of _____________, 2000, there were ___________ shares of Heritage common stock outstanding. You can vote at the special meeting of Heritage if you owned Heritage common stock at the close of business on that date. You can cast one vote for each share of Heritage common stock you owned on that date. See "Special Meeting - Record Date and Voting Rights" on page 2.

Old National and Heritage expect pooling of interests accounting treatment. Old National and Heritage expect the merger to qualify as a pooling of interests. This means that, for accounting and financial reporting purposes, Old National will treat Old National and Heritage as if they had always been one. Old National is not required to complete the merger unless it receives a letter from its independent accountants telling it that the merger will qualify as a "pooling of interests." See "Proposed Merger - Accounting Treatment for the Merger" on page 20.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

Old National common stock trades on the Nasdaq National Market System. Heritage common stock is not traded on any national exchange system. Some examples of recent closing prices for Old National common stock are as follows:


                                    Old National
                               ----------------------
Sept. 9, 1999                  $        28.51
_________, 2000                $
                               ----------------------

Based on the exchange ratio in the merger, which is 3.3075, the market value of the consideration that Heritage shareholders will receive in the merger for each share of Heritage common stock would be:


September 9, 1999               $       94.30
____________, 2000              $
                                ----------------------

In addition, recently declared per share dividend information for Old National common stock and Heritage common stock is as follows:


                      Old National       Heritage
                    ---------------  ---------------
1st Quarter 1999    $      0.15      $      0.00
2nd Quarter 1999    $      0.16      $      0.00
3rd Quarter 1999    $      0.16      $      0.00
4th Quarter 1999    $      0.16      $      1.50

Of course, the market price of Old National common stock will fluctuate prior to the completion of the merger, while the exchange ratio is fixed. You should obtain current stock price quotations for Old National common stock and Heritage common stock. You can get these quotations from a newspaper, on the Internet or by calling your broker.

RECENT DEVELOPMENTS

Old National registered $200 million of trust preferred securities.

Old National completed the acquisition of Sycamore Agency, Inc., a general insurance agency, located in Terre Haute, Indiana.

Old National declared on December 9, 1999 a 5% stock dividend to its shareholders payable on January 28, 2000. The exchange ratio has been adjusted from 3.15 to 3.3075 pursuant to the merger agreement to give effect to the stock dividend. Additionally, all references in this document to Old National's per share information has been adjusted to give effect to the stock dividend.

On December 20, 1999, Old National agreed to acquire Permanent Bancorp, Inc. and Permanent Bank, each of Evansville, Indiana, in a transaction valued at approximately $92 million. Old National expects this acquisition to be completed during the third quarter of 2000.

See "Description of Old National - Recent Developments" on page 41.

                           COMPARATIVE PER SHARE DATA

The table below shows historical information about Old National's and Heritage's earnings per share, cash dividends per share and book value per share, and similar information reflecting the merger, which is referred to as pro forma information. In presenting the comparative pro forma information for the time periods shown in the table, Old National and Heritage assumed that the companies had been merged throughout those periods. See "Old National Bancorp Pro Forma Condensed Combined Financial Information" on page 33.

Old National also assumed that it will treat Old National and Heritage as if they had always been combined for accounting and financial reporting purposes, a method known as pooling of interests accounting. The information listed as equivalent share basis was obtained by multiplying the pro forma amounts by the exchange ratio of 3.15. Old National and Heritage present this information to reflect the fact that Heritage shareholders will receive more than one share of Old National common stock for each share of Heritage common stock exchanged in the merger.

Old National expects that it will incur merger and restructuring expenses as a result of combining the companies. Old National also anticipates that the merger will provide Old National with financial benefits that include reduced operating expenses and enhanced opportunities to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of Old National under one set of assumptions, does not reflect these anticipated financial benefits and, accordingly, does not attempt to predict or suggest future results.

The information in the following table is based on the historical financial information that Old National and Heritage have presented in their prior SEC filings. Old National and Heritage are incorporating this material into this document by reference. See "Where You Can Find More Information" on page 55.



                                            Old National                                  Heritage
                             ------------------------------------------  ------------------------------------------
                                                                                                 Equivalent Share
                                  Historical          Pro Forma (1)           Historical            Basis (1)
                             --------------------  --------------------  --------------------  --------------------
Earnings per share (2)
  Nine months ended
    September 30, 1999       $           1.30      $           1.34                            $           4.10
  Twelve months ended
    December 31:
        1998                 $           1.54      $           1.49                            $           4.95
        1997                             1.40                  1.37                                        4.54
        1996                             1.25                  1.22                                        4.03

                                            Old National                                  Heritage
                             ------------------------------------------  ------------------------------------------
                                                                                                 Equivalent Share
                                  Historical          Pro Forma (1)           Historical            Basis (1)
                             --------------------  --------------------  --------------------  --------------------


Dividends declared per share
----------------------------
  Nine months ended
    September 30, 1999       $           0.47        $         0.47                            $           1.54
  Twelve months ended
    December 31:
        1998                 $           0.55        $         0.55                            $           1.83
        1997                             0.53                  0.53                                        1.76
        1996                             0.50                  0.50                                        1.67

Book value per share
--------------------
   At September 30, 1999     $          10.75        $        10.64                            $          35.19
   At December 31, 1998                 10.86                 10.63                                       35.19

-----------------------------

(1) Considers the pending merger with Heritage Financial Services, Inc. as well as the pending merger as of September 30, 1999 with ANB Corporation. See "Old National Bancorp Pro Forma Condensed Combined Financial Information."

(2)   Old National's and Heritage's basic earnings per share.

               SUMMARY OF SELECTED FINANCIAL DATA -- OLD NATIONAL
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

   The following summary sets forth selected consolidated financial information relating to Old National. This information should be read in conjunction with the financial statements and notes incorporated herein by reference.

                                                                           Year Ended December 31,
                                                     -----------------------------------------------------------
                                                         1998        1997        1996        1995        1994
                                                     ----------- ----------- ----------- -----------  ----------
RESULTS OF OPERATIONS
   Interest income                                   $   470,915 $   448,875 $   419,483 $   402,793  $  353,983
   Interest expense                                      231,613     216,868     196,289     191,835     149,809
                                                     ----------- ----------- ----------- -----------  ----------
   Net interest income                                   239,302     232,007     223,194     210,958     204,174
   Provision for loan losses                              12,160      13,562      11,082       7,491       7,886
                                                     ----------- ----------- ----------- -----------  ----------
   Net interest income after
    provision for loan losses                            227,142     218,445     212,112     203,467     196,288
   Noninterest income                                     58,891      51,104      47,402      42,044      36,680
   Noninterest expense                                   167,937     158,631     156,720     153,345     152,093
                                                     ----------- ----------- ----------- -----------  ----------
   Income before income taxes                            118,096     110,918     102,794      92,166      80,875
   Income taxes                                           43,961      42,835      40,107      35,222      29,550
                                                     ----------- ----------- ----------- -----------  ----------
   Net income from continuing operation                   74,135      68,083      62,687      56,944      51,325
   Discontinued operations                               (9,854)     (5,005)         494           0           -
                                                     ----------- ----------- ----------- -----------  ----------
   Net income                                        $    64,281 $    63,078 $    63,181 $    56,944  $   51,325
                                                     =========== =========== =========== ===========  ==========
PERIOD-END BALANCES
   Total assets                                      $ 6,416,611 $ 5,933,321 $ 5,602,460 $ 5,281,387  $5,081,088
   Investment securities                               1,636,674   1,606,930   1,573,708   1,481,267   1,419,378
   Loans, net of unearned income                       4,354,256   3,915,841   3,627,592   3,375,915   3,205,097
   Deposits                                            4,668,858   4,521,010   4,479,357   4,336,406   4,028,932
   Shareholders' equity                                  519,645     500,609     480,435     481,511     457,971

PER SHARE DATA (ON CONTINUING OPERATIONS) (1)
   Net income - basic                                $      1.54 $      1.40 $      1.25 $      1.10  $     0.97
   Net income - diluted (2)                                 1.49        1.36        1.22        1.08        0.95
   Cash dividends paid                                      0.55        0.53        0.50        0.49        0.46
   Book value at year-end                                  10.86       10.41        9.77        9.43        8.72

SELECTED PERFORMANCE RATIOS (ON CONTINUING OPERATIONS)
   Return on assets                                         1.21%       1.19%       1.17%       1.11%       1.04%
   Return on equity (3)                                    14.95       14.28       13.23       12.20       11.07
   Net interest margin                                      4.17        4.31        4.42        4.38        4.38
   Average equity to average assets                         8.38        8.46        8.95        9.02        9.36
   Dividend payout                                         35.15       36.74       38.96       43.90       47.36
   Primary capital to assets                                9.22        9.27        9.77        9.88       10.26

   Net charge-offs to average loans                         0.23        0.21        0.30        0.25        0.27
   End of period allowance for loan losses to end of
     period loans                                           1.19        1.25        1.20        1.27        1.36
   Non-performing loans to total loans                      0.45        0.39        0.46        0.31        0.39
   Leverage ratio                                           7.72        7.95        8.28        8.83        9.13
   Tier 1 capital to risk adjusted assets                  11.40       12.17       12.90       13.92       14.20
   Efficiency ratio (4)                                    56.32       56.03       57.92       60.61       63.15

------------------------------------------------------
(1)  Restated for all stock dividends.
(2)  Assumes the conversion of Old National's subordinated debentures.
(3)  Excludes unrealized gains (losses) on investment securities.
(4)  Excludes One Bank related security gains (losses) and expenses.

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                   Nine Months ended September 30,
                                                                   ------------------------------
                                                                        1999            1998
                                                                   -------------    -------------
RESULTS OF OPERATIONS
   (Taxable equivalent basis)
   Interest income                                                   $   374,906    $   351,426
   Interest expense                                                      183,723        172,930
                                                                     -----------    -----------
   Net interest income                                                   191,183        178,496
   Provision for loan losses                                               8,437          9,189
                                                                     -----------    -----------
   Net interest income after provision for loan losses                   182,746        169,307
   Noninterest income                                                     50,186         42,879
   Noninterest expense                                                   134,695        122,442
                                                                     -----------    -----------
   Income before income taxes                                             98,237         89,744
   Income taxes                                                           35,389         33,603
                                                                     -----------    -----------
   Net income from continuing operation                                   62,848         56,141
   Discontinued operations                                                 3,483        (9,854)
                                                                     -----------    -----------
   Net Income                                                        $    66,331    $    46,287
                                                                     ===========    ===========
PERIOD-END BALANCES
   Total assets                                                      $ 6,963,307    $ 6,235,978
   Investment securities                                               1,725,378      1,611,085
   Loans, net of unearned income                                       4,796,556      4,228,864
   Deposits                                                            5,025,330      4,592,992
   Shareholders' equity                                                  514,935        518,083

PER SHARE DATA (ON CONTINUING OPERATIONS) (1)
   Net income - basic                                                $      1.30    $      1.16
   Net income - diluted (2)                                                 1.26           1.13
   Cash dividends paid                                                      0.47           0.42
   Book value at period-end                                                10.75          10.76

SELECTED PERFORMANCE RATIOS (ON CONTINUING OPERATIONS)
   Return on assets                                                         1.25%          1.23%
   Return on equity (3)                                                    15.91          15.13
   Net interest margin                                                      4.02           4.19
   Average equity to average assets                                         7.91           8.42
   Dividend payout                                                         36.03          36.07
   Primary capital to assets                                                8.73           9.26
   Net charge-offs to average loans                                         0.09           0.21
   End of period allowance for loan losses to end of period loans           1.21           1.23
   Non-performing loans to total loans                                      0.40           0.38
   Leverage ratio                                                           7.51           7.80
   Tier 1 capital to risk adjusted assets                                  11.58          11.58
   Efficiency ratio (4)                                                    55.03          55.31


----------------------------------------------------------------
(1)  Restated for all stock dividends.
(2)  Assumes the conversion of Old National's subordinated debentures.
(3)  Excludes unrealized gains (losses) on investment securities.
(4)  Excludes One Bank related security gains (losses) and expenses.

                 SUMMARY OF SELECTED FINANCIAL DATA -- HERITAGE
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

      The following table presents financial data for Heritage. The financial data below includes amounts previously reported by Heritage. This summary should be read in conjunction with the consolidated financial statements and the notes thereto of Heritage which are incorporated herein.


                                                                          Year Ended December 31,
                                                      ----------------------------------------------------------
                                                         1998        1997        1996        1995        1994
                                                      ----------  ----------  ----------  ----------   ---------
RESULTS OF OPERATIONS
   Interest income - tax equivalent (1)               $   16,919  $   13,689  $   10,925  $    8,912   $   6,682
   Interest expense                                        7,410       5,922       4,629       3,741       2,535
                                                      ----------  ----------  ----------  ----------   ---------
   Net interest income - tax equivalent (1)                9,509       7,767       6,296       5,171       4,147
   Tax equivalent adjustment (1)                           (106)        (73)        (79)       (102)        (87)
                                                      ----------  ----------  ----------  ----------   ---------
   Net interest income                                     9,403       7,694       6,217       5,069       4,060
   Provision for loan losses                               1,325         676         485         374         307
                                                      ----------  ----------  ----------  ----------   ---------
   Net interest income after
    provision for loan losses                              8,078       7,018       5,732       4,695       3,753
   Noninterest income                                      3,951       3,475       3,372       2,530       2,226
   Noninterest expense                                     7,553       6,868       5,780       4,598       4,133
                                                      ----------  ----------  ----------  ----------   ---------
   Income before income taxes                              4,476       3,625       3,324       2,627       1,846
   Income taxes                                            1,624       1,323       1,219         940         645
                                                      ----------  ----------  ----------  ----------   ---------
   Net income                                         $    2,852  $    2,302  $    2,105  $    1,687   $   1,201
                                                      ==========  ==========  ==========  ==========   =========
BALANCE SHEET DATA
   Total assets                                       $  208,211  $  166,083  $  132,783  $  111,961   $  94,674
   Total loans, net                                      161,594     132,942     102,233      79,302      62,307
   Total deposits                                        176,618     134,380     115,312     100,058      85,085
   Federal Home Loan Bank advances                         9,732       8,886         183         221         260
   Shareholders' equity                                   15,795      13,253      11,263       9,347       7,456
PER SHARE DATA
   Net income - basic                                 $     5.00  $     4.15  $     3.93  $     3.23   $    2.49
   Net income - diluted                                     4.98        4.11        3.84        3.12        2.37
   Cash dividends paid                                       778         680         547         397         301
   Book value at year-end                                  27.25       23.31       20.43       17.65       14.50
SELECTED PERFORMANCE RATIOS
   Return on assets                                         1.53%       1.55%       1.76%       1.66%       1.39%
   Return on equity                                        19.35       18.65       20.27       19.79       17.38
   Equity to assets                                         7.59        7.98        8.48        8.35        7.88
   Net charge-offs to average loans                         0.41        0.26        0.22        0.18        0.13
   Allowance for loan losses to average loans               1.78        1.59        1.65        1.75        1.75

------------------------------------------------------
(1) Net interest income has been presented on both a tax equivalent and non-tax equivalent basis. The tax equivalent basis was calculated using a 34% tax rate for all periods presented. The tax equivalent adjustment reverses the tax equivalent basis in order to present net interest income in accordance with GAAP, as reflected in the consolidated financial statements.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                      Nine Months ended September 30,
                                                      ------------------------------
                                                          1999              1998
                                                      ------------    --------------
RESULTS OF OPERATIONS
   Interest income - tax equivalent (1)                  $  14,004    $  12,352
   Interest expense                                          5,930        5,433
                                                         ---------    ---------
   Net interest income - tax equivalent (1)                  8,074        6,919
   Tax equivalent adjustment (1)                              (99)         (75)
                                                         ---------    ---------
   Net interest income                                       7,975        6,844
   Provision for loan losses                                 1,079          803
                                                         ---------    ---------
   Net interest income after provision for loan losses       6,896        6,041
   Noninterest income                                        3,063        3,136
   Noninterest expense                                       6,464        5,759
                                                         ---------    ---------
   Income before income taxes                                3,495        3,418
   Income taxes                                              1,209        1,253
                                                         ---------    ---------
   Net income                                            $   2,286    $   2,165
                                                         =========    =========
BALANCE SHEET DATA
   Total assets                                          $ 234,034    $ 200,061
   Total loans, net                                        177,724      156,950
   Total deposits                                          198,861      170,430
   Federal Home Loan Bank advances                          13,701       10,746
   Shareholders' equity                                     18,939       15,595
PER SHARE DATA
   Net income - basic                                    $    3.93    $    3.80
   Net income - diluted                                       3.92         3.75
   Cash dividends paid                                        0.00         0.00
   Book value at period-end                                  31.30        27.37
SELECTED PERFORMANCE RATIOS
   Return on assets                                         1.42 %       1.60 %
   Return on equity                                          18.07        20.04
   Equity to assets                                           8.09         7.80
   Net charge-offs to average loans                           0.90         0.35
   Allowance for loan losses to average loans                 1.56         1.58

----------------------------------------------------------------
(1) Net interest income has been presented on both a tax equivalent and non-tax equivalent basis. The tax equivalent basis was calculated using a 34% tax rate for all periods presented. The tax equivalent adjustment reverses the tax equivalent basis in order to present net interest income in accordance with GAAP, as reflected in the consolidated financial statements.

                                 SPECIAL MEETING

General

       This document is first being mailed by Heritage to the holders of Heritage common stock on ___________________, 2000 and is accompanied by the notice of the Heritage special meeting and a form of proxy that is solicited by the Board of Directors of Heritage for use at the special meeting. The special meeting will be held on __________, __________ ___, 2000 at ____:____ _.m., local time, at the ____________________, _______________________, Clarksville,
Tennessee 37041.

Matters to be Considered

       The purposes of the special meeting are to consider and vote upon the merger agreement, dated September 8, 1999, between Old National Bancorp and Heritage, which provides for the merger of Heritage into Old National, and to consider and vote upon any other matters that may properly come before the special meeting.

Proxies

       The accompanying form of proxy is for your use at the special meeting if you are unable or do not wish to attend the meeting in person. You may revoke your proxy at any time before it is exercised by delivering to the Secretary of Heritage a written notice of revocation, a properly executed proxy having a later date, or by attending the special meeting and voting in person. Written notices of revocation should be addressed to Heritage Financial Services, Inc., 25 Jefferson Street, Clarksville, Tennessee 37041, Attn: John T. Halliburton, Secretary. To be effective, Heritage must receive the revocation before the shares are voted. The shares represented by proxies properly signed and returned will be voted at the special meeting as instructed by the shareholders of Heritage giving the proxies. If you make no specification as to your vote on the proxy, your proxy will be voted in favor of approval of the merger agreement.

       The Heritage Board is unaware of any other matters that may be presented for action at the special meeting. However, if other matters do properly come before the special meeting, the shares represented by properly executed proxies will be voted in accordance with the best judgment of the person named in the proxy.

Solicitation of Proxies

       Heritage will bear the entire cost of soliciting proxies from shareholders. In addition to the solicitation of proxies by mail, Heritage will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of stock held by them and secure their voting instructions, if necessary. Additionally, proxies may be solicited personally or by telephone by directors, officers and certain employees of Heritage, who will not be specifically compensated for such soliciting.

Record Date and Voting Rights

       Heritage has fixed _______________, 2000 as the record date for determining those Heritage shareholders entitled to notice of, and to vote at, the special meeting. Accordingly, only Heritage shareholders of record at the close of business on _______________, 2000 will be entitled to notice of and to vote at the special meeting. Each share of Heritage common stock you own on the record date entitles you to one vote on each matter presented for a vote at the special meeting. At the close of business on the record date, there were ________ shares of Heritage common stock outstanding held by approximately
________ holders of record. The presence, in person or by proxy, of shares of Heritage common stock representing a majority of those shares outstanding and entitled to vote on the record date is necessary to constitute a quorum at the special meeting.

       Shares of Heritage common stock held by persons attending the special meeting but not voting, and shares of Heritage common stock for which Heritage has received proxies but with respect to which the holders have abstained from voting, will be counted as present at the special meeting for purposes of determining the presence or absence of a quorum for the transaction of business at the special meeting. Brokers who hold shares of Heritage common stock in nominee or "street" name for customers who are the beneficial owners of those shares are prohibited from giving a proxy to vote shares held for those customers on matters to be considered and voted upon at the special meeting without specific instructions from those customers. These so-called "broker non-votes" will be counted for purposes of determining whether a quorum exists.

       The merger agreement must be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of Heritage common stock entitled to vote at the special meeting.

       BECAUSE APPROVAL OF THE MERGER AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF HERITAGE COMMON STOCK ENTITLED TO VOTE AT THE SPECIAL MEETING, ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS VOTES AGAINST APPROVAL OF THE MERGER AGREEMENT. ACCORDINGLY, THE HERITAGE BOARD URGES YOU TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

       As of the record date, directors and executive officers of Heritage owned approximately ________ shares of Heritage common stock, entitling them to exercise _____% of the voting power of the Heritage common stock entitled to vote at the special meeting. On the basis of the unanimous approval of the merger agreement by the Heritage Board, we currently expect that each director and executive officer of Heritage will vote the shares of Heritage common stock owned by him or her for approval of the merger agreement and the transactions contemplated by the merger agreement. As of the record date, the banking, trust and investment management subsidiaries of Heritage, as fiduciaries, custodians or agents, held a total of ___________ shares of Heritage common stock. These entities maintained sole or shared voting power with respect to _____ of these shares of Heritage common stock.

       Additional information with respect to the beneficial ownership of Heritage common stock by individuals and entities owning more than 5% of that stock and more detailed information with respect to beneficial ownership of Heritage common stock by directors and executive officers of Heritage is incorporated by reference to the Annual Report on Form 10-KSB of Heritage for the year ended December 31, 1998. See "Where You Can Find More Information."

Recommendation of Heritage Board of Directors

       The Heritage Board has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The Heritage Board believes that the merger agreement is in the best interests of Heritage as a whole, including the interests of Heritage shareholders, and recommends that the Heritage shareholders vote "FOR" approval of the merger agreement. See "PROPOSED MERGER - Background of the Merger, - Reasons for the Merger, - Recommendation of the Heritage Board of Directors."

                                 PROPOSED MERGER

       At the special meeting, the shareholders of Heritage will consider and vote upon approval of the merger, certain features of which are summarized below. The following summary of aspects of the merger is not a complete description of the terms and conditions of the merger and is qualified in its entirety by reference to the merger agreement, which is attached to this document as Appendix A and is incorporated herein by reference.

General

       The Board of Directors of Old National and Heritage each have unanimously approved the merger agreement, which provides for the merger. Old National and Heritage expect to complete the merger in February 2000. Each share of Heritage common stock issued and outstanding at the effective time of the merger will be converted into the right to receive 3.3075 shares of Old National common stock, as adjusted for the 5% stock dividend declared by Old National on December 9, 1999, and subject to adjustment as discussed in this document.

Description of the Merger

       In the merger, Heritage will merge with Old National. Old National will be the surviving corporation in the merger and the separate corporate existence of Heritage will cease.

       As of September 30, 1999, Heritage had consolidated assets of approximately $234.03 million, consolidated deposits of approximately $198.86 million, consolidated shareholders' equity of approximately $18.94 million and consolidated net income for the nine months then ended of approximately $2.286 million. Based upon the pro forma financial information included elsewhere in this document and assuming that the merger had been consummated on September 30, 1999, Heritage represented as of such date 3.36% of the consolidated assets of Old National, 3.96% of its consolidated deposits, 3.68% of its consolidated shareholders' equity and, for the nine month period then ended, 3.45% of its consolidated net income. See "Pro Forma Condensed Combined Financial Information".

Background of the Merger

         Historically, banking laws in Tennessee and many other states prohibited banks from expanding outside of their home counties. Many changes to Tennessee's law have occurred since 1985, first permitting in-state acquisitions by bank holding companies, then permitting regional interstate acquisitions and currently permitting virtual nationwide and international expansion opportunities. These developments stimulated aggressive acquisition activity among financial institutions located in Tennessee and neighboring states, resulting in the entry of large bank holding companies into virtually every attractive market in the Midwestern United States. Moreover, developments and deregulation in the financial services industry generally have led to further increases in competition for bank services. Compounded by the significant increase in bank regulatory burdens over the past several years, these competitive factors have created an environment in which it is increasingly difficult for small bank holding companies to compete effectively.

         In analyzing how to address the increasing competition and continuing consolidation in the banking industry, the Heritage Board considered several strategic alternatives including remaining independent, growing through acquisitions, and seeking a merger partner. After evaluation of financial, economic, legal and market considerations, the Heritage Board concluded that seeking a potential merger partner was in the best interests of the shareholders.

         In 1998, Heritage management began assessing the future of Heritage Bank to determine the methods of operation necessary to maintain shareholder expectations and to continue to provide quality banking services throughout the local market.

         Heritage considered a strategy of acquiring other financial institutions and began informal discussions with other banks regarding a possible affiliation. Heritage was unsuccessful in its acquisition attempts, primarily because the directors of other institutions, in seeking a potential target company, preferred a more liquid stock than that of Heritage. Heritage stock has a limited marketability because it is not publicly traded.

         In late 1998 and early 1999, Heritage management attended various seminars where long-term strategies and the current economic and operating environment for banks were discussed. In March of 1999, Heritage management made the decision, after careful consideration and discussion, to obtain the advice of investment bankers and other trusted advisors to validate concerns regarding the course of action which would be in the best interest of shareholders.

         Several investment bankers were interviewed and in May of 1999, the Heritage Board met with Investment Bank Services, a subsidiary of Professional Bank Services, Inc., to discuss strategic alternatives for the future. The alternatives considered included remaining independent, growing through acquisitions, and seeking a merger partner. Investment Bank Services provided the directors with an array of ideas on the future of banking and answered questions concerning the positives and negatives of possible alternatives. Heritage's Board agreed through consensus to engage Investment Bank Services to explore potential merger candidates.

         On May 4, 1999, Heritage's Board further evaluated future strategy and concluded that seeking a potential merger partner was in the best interest of long-term value to shareholders. Several factors were considered in making this decision, including: (i) the maximization of long-term shareholder interest;
(ii) the increased competition from bank and non-bank entities creating a trend toward narrower net interest margins; (iii) the ability to compete with the efficiencies of scale of larger institutions, making it more difficult to price loans and deposits competitively while meeting shareholder profit expectations;
(iv) the regulatory environment and the relative imminent changes occurring, as mentioned above; (v) the liquidity of the stock, considering the 900 or more shareholders and a limited number of potential buyers in the local market; and
(vi) the change in consumer attitudes, tending to require large investments in technology in order to develop products and services necessary to meet the future consumer demands.

         On July 6, 1999, Investment Bank Services reported to the Heritage Board solicitations of indications of interest from 12 banks, in addition to non-binding indications from 3 financial institutions. The Heritage Board reviewed the proposals, discussing the value of each proposal as it related to Heritage shareholders. After meeting with management of Old National and evaluating all possible strategic alternatives and partners, the Heritage Board voted on August 30, 1999 to pursue affiliation discussions with Old National. Heritage and Old National management entered into continued discussions regarding the possible affiliation, conducted due diligence, and negotiated a proposed merger agreement. Upon review of the proposed merger agreement, the Heritage Board concluded that affiliation with Old National was in the best interest of the Heritage shareholders. Shortly thereafter, Heritage and Old National signed a definitive merger agreement.

         The Heritage Board believes that the merger is fair and equitable to, and in the best interest of, Heritage and its shareholders. After considerable discussions by and between Heritage and Old National, the Heritage Board concluded that Heritage and Old National had similar operating philosophies which would allow Heritage to continue serving the market in a "community banking manner", yet having the resources of a strong regional bank. The Heritage Board also reviewed and agreed with the fairness opinion prepared by Professional Bank Services as to the value of the exchange ratio and underlying value of Old National common stock as an investment. The Heritage Board considered, among other factors,: (i) the history, financial condition, results of operations and dividend record of Old National; (ii) the market value of Old National common shares at various times; and (iii) the prospects of Heritage and Old National, both separately and as a combined entity. The Heritage Board also considered: (i) that the value of the consideration to be delivered in exchange for the Heritage shares represents a premium over the book value of Heritage common shares; (ii) that the Heritage shareholders receiving Old National common shares in the merger will acquire securities having greater liquidity than the Heritage shares; and (iii) the dividends historically paid on the equivalent number of Heritage shares.

Reasons for the Merger

       In reaching its decision to approve the merger agreement and the stock option agreement, the Heritage Board consulted with management of Heritage, as well as its financial and legal advisors, and it considered a variety of factors, including the following:

         - The Heritage Board's knowledge and analysis of the current environment of the financial services industry, which is characterized by rapid consolidation, increased opportunities for cross-industry expansion, evolving trends in technology and increasing nationwide and Internet competition;
         - The Heritage Board's belief that the financial terms of the merger are fair to and in the best interests of Heritage as a whole and Heritage's shareholders and are consistent with Heritage's long term strategy of maximizing shareholder value;
         - The business, operations, financial condition, earnings and prospects of Heritage and Old National. In making its determination, the Heritage Board took into account the results of Heritage's due diligence review of Old National;
         - The scale, scope, strength and diversity of operations, product lines and delivery systems that can be achieved by combining Heritage and Old National;
         - The complimentary nature of the businesses of Heritage and Old National and the anticipated improved stability of Old National's businesses and earnings in varying economic and market climates relative to Heritage on a stand-alone basis as a result of greater geographic, asset and line-of-business diversification;
         -        The Heritage Board's belief that the merger represents:
                  - an opportunity to leverage Heritage's management, infrastructure, products, marketing and business lines over a larger consumer, business and corporate customer base through Old National's geographically diverse network; and
                  - the possibility of achieving expense savings and operating efficiencies through, among other things, the elimination of duplicative efforts;
         - The structure of the merger and the terms of the merger agreement, including the fact that the fixed exchange ratio provides certainty as to the number of shares of common stock of Old National to be issued in the merger, and that the merger is intended to qualify as a transaction of a type that is generally tax-free for U.S. federal income tax purposes and as a pooling of interests for accounting purposes;
         - The opinion of Professional Bank Services, Inc. to the Heritage Board that, based upon and subject to the considerations set forth in the opinion, the exchange ratio was fair from a financial point of view to Heritage shareholders (see "- - Fairness Opinion of Heritage's Financial Advisor");
         - The Heritage Board's belief that, while no assurances could be given, the level of execution risk in completing the merger was minimal, and that the business and financial advantages contemplated in connection with the merger were likely to be achieved within a reasonable time frame;
         - The likelihood of the merger being approved by the appropriate regulatory authorities;
         - Consideration of the effect of the merger on Heritage's other constituencies, including Heritage's employees and the customers and communities served by Heritage, including consideration of Old National's historical practice of retaining employees of acquired institutions with competitive salary and benefit programs, and the opportunity for training, education and advancement of employees within Old National or one of its affiliated companies; and
         - The Heritage Board's analysis of alternatives to merging with Old National, including merging with other potential acquirors and its analysis of relevant price information from recent comparable bank mergers which occurred in the Midwest and across the United States.

       This discussion of the information and factors considered by the Heritage Board is not intended to be exhaustive, but it does include all material factors considered by the Heritage Board. In reaching its decision to approve and recommend the merger, the Heritage Board of Directors did not assign any relative or specific weights to these factors, and individual directors may have given differing weights to different factors. Based upon the foregoing and other factors, the Board of Directors of Heritage concluded that it was in the best interests of Heritage and its shareholders to merge with Old National.

Fairness Opinion of Heritage's Financial Advisor

       Professional Bank Services, Inc. was engaged by Heritage to advise Heritage's Board of Directors as to the fairness of the consideration, from a financial perspective, to be paid by Old National to Heritage shareholders as set forth in the merger agreement.

       Professional Bank Services is a bank consulting firm with offices in Louisville, New York, Chicago, Nashville and Washington, D.C. As part of its investment banking business, Professional Bank Services is regularly engaged in reviewing the fairness of financial institution acquisition transactions from a financial perspective and in the valuation of financial institutions and other businesses and their securities in connection with mergers, acquisitions, estate settlements, and other transactions. Neither Professional Bank Services nor any of its affiliates has a material financial interest in Heritage or Old National. Professional Bank Services was selected to advise Heritage's Board of Directors based upon its familiarity with Tennessee financial institutions and knowledge of the banking industry as a whole.

       Professional Bank Services performed certain analyses described herein and presented the range of values for Heritage resulting from such analyses to the Board of Directors of Heritage in connection with its advice as to the fairness of the consideration to be paid by Old National.

       A Fairness Opinion of Professional Bank Services was delivered to the Board of Directors of Heritage on September 8, 1999, at a special meeting of the Board of Directors of Heritage and has been updated as of the date of this document. A copy of the Fairness Opinion, which includes a summary of the assumptions made and information analyzed in deriving the Fairness Opinion, is attached as Appendix B to this document and should be read in its entirety.

       In arriving at its Fairness Opinion, Professional Bank Services reviewed certain publicly available business and financial information relating to Heritage and Old National. Professional Bank Services considered certain financial and stock market data of Heritage and Old National, compared that data with similar data for certain other publicly-held bank holding companies and considered the financial terms of certain other comparable bank transactions in the state of Tennessee that had recently been effected. Professional Bank Services also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant. In connection with its review, Professional Bank Services did not independently verify the foregoing information and relied on such information as being complete and accurate in all material respects. Financial forecasts prepared by Professional Bank Services were based on assumptions believed by Professional Bank Services to be reasonable and to reflect currently available information. Professional Bank Services did not make an independent evaluation or appraisal of the assets of Heritage or Old National. Professional Bank Services took into consideration the results of Professional Bank Services' wholly owned subsidiary Investment Bank Services, Inc. solicitation of indications of interest from other financial institutions concerning their interest in a possible affiliation with Heritage. Professional Bank Services reviewed the correspondence and information received from interested financial institutions that were contacted. Professional Bank Services reviewed all offers received by Heritage.

       As part of preparing this Fairness Opinion, Professional Bank Services performed a due diligence review of Old National on September 2 and 3, 1999. As part of the due diligence, Professional Bank Services reviewed the following items: minutes of the Old National Board of Directors meetings from January 1998 through July 1999; reports filed with the Securities and Exchange Commission by Old National on Forms 10-K, 8-K and 10-Q for the years ending December 31, 1996, 1997 and 1998 and year-to-date 1999; reports of independent auditors and management letters and response thereto, for the year ending December 31, 1998; the most recent analysis and calculation of allowance for loan and lease losses for each subsidiary bank; internal loan review reports; investment portfolio activity reports; asset quality reports; Uniform Holding Company Report for Old National as of March 31, 1999; March 31, 1999 reports of Condition and Income and March 31, 1999 Uniform Bank or Thrift Performance Reports for each subsidiary bank; discussion of pending litigation and other issues with senior management of Old National.

       Professional Bank Services reviewed and analyzed the historical performance of Heritage and Heritage's wholly owned subsidiary Heritage Bank, Clarksville, Tennessee contained in: audited Annual

Reports and financial statements dated December 31, 1997 and 1998 of Heritage; June 30, 1999, March 31, 1999, December 31, 1998 and December 31, 1997
Consolidated Reports of Condition and Income filed by Heritage with the Federal Reserve; July 31, 1999 consolidated unaudited financial statements of Heritage; March 31, 1999 Uniform Bank and Holding Company Performance Reports of the Bank and Heritage; historical common stock trading activity of Heritage; and the premises and other fixed assets. Professional Bank Services reviewed and tabulated statistical data regarding the loan portfolio, securities portfolio and other performance ratios and statistics. Financial projections were prepared and analyzed as well as other financial studies, analyses and investigations as deemed relevant for the purposes of this opinion. In review of the aforementioned information, Professional Bank Services took into account its assessment of general market and financial conditions, its experience in other similar transactions, and its knowledge of the banking industry generally.

       In connection with rendering the Fairness Opinion and preparing its written and oral presentation to Heritage's Board of Directors, Professional Bank Services performed a variety of financial analyses, including those summarized herein. The summary does not purport to be a complete description of the analyses performed by Professional Bank Services in this regard. The preparation of a Fairness Opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized below, Professional Bank Services believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, Professional Bank Services made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond Heritage's or Old National's control. The analyses performed by Professional Bank Services are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the values of businesses do not purport to be appraisals or to reflect the process by which businesses actually may be sold.

       ACQUISITION COMPARISON ANALYSIS. In performing this analysis, Professional Bank Services reviewed all bank acquisition transactions in the United States since January 1, 1999. There were 147 bank acquisition transactions in the United States announced since January 1, 1999 for which detailed financial information was available. The purpose of the analysis was to obtain an evaluation range based on these United States bank acquisition transactions. Median multiples of earnings and book value implied by the comparable transactions were utilized in obtaining a range for the acquisition value of Heritage. In addition to reviewing recent United States bank transactions, Professional Bank Services performed separate comparable analyses for acquisitions of banks which, like Heritage, had an equity-to- asset ratio less than 8.00% and had a return on average equity greater than 17%. In addition, all Tennessee bank transactions since January 1, 1996 were analyzed. Median values for the 147 United

States acquisitions expressed as multiples of both book value and earnings were
2.99 and 21.15, respectively. The median multiples of book value and earnings for acquisitions of United States banks which, like Heritage, had an equity-to-asset ratio less than 8.00% were 2.82 and 22.34, respectively. For acquisitions of United States banks with a return on average equity greater than 17%, the median multiples of book value and earnings were 3.10 and 18.66, respectively. The median multiples of book value and earnings for acquisitions of Tennessee banks since January 1, 1996, were 2.58 and 21.34, respectively.

       In the proposed transaction, Company shareholders will receive 3.3075 Old National common shares per Company common share. In addition, each of Heritage's common stock options will be converted into options to purchase 3.3075, as adjusted per the merger agreement, Old National shares at an exercise price which is determined by dividing the current Company option strike price by the exchange ratio of 3.3075, as further defined in the Agreement. On September 7, 1999 the closing price for Old National common stock on the National Association of Securities Dealers Automated Quotation System was $29.9375 per share. Using this average price of $29.9375 per Old National common share, the proposed consideration to be received represents an aggregate value of $63,316,076 or $94.30 per Company common share. The $94.30 per Company common share represents a multiple of Heritage's June 30, 1999 adjusted book value and a multiple of Heritage's 1999 Adjusted Earnings Value of 3.22X and 18.64 respectively.

       The market value of the proposed transaction's percentile ranking was prepared and analyzed with respect to the above United States comparable transactions group. Compared to all United States bank transactions, the acquisition value ranked in the 83rd percentile as a multiple of book value and in the 32nd percentile as a multiple of earnings. Compared to United States bank transactions where the acquired institution had an equity-to-asset ratio less than 8.00%, the acquisition value ranked in the 74th percentile as a multiple of book value and the 21st percentile as a multiple of earnings. For United States bank transactions where the acquired institution had a return on average equity greater than 17%, the acquisition value ranked in the 60th percentile as a multiple of book value and the 50th percentile as a multiple of earnings. For Tennessee bank transactions effected since January 1, 1996, the acquisition value ranked in the 76th percentile as a multiple of book value and in the 30th percentile as a multiple of earnings.

       ADJUSTED NET ASSET VALUE ANALYSIS. Professional Bank Services reviewed Heritage's balance sheet data to determine the amount of material adjustments required to the stockholders' equity of Heritage based on differences between the market value of Heritage's assets and their value reflected on Heritage's financial statements. Professional Bank Services determined that two adjustments were warranted. Equity was reduced by $336,000 to reflect intangibles on Heritage's balance sheet. Professional Bank Services also reflected a value of the non-interest bearing demand deposits of approximately $6,578,000. The aggregate adjusted net asset value of Heritage was determined to be $23,344,000 or $40.03 per Company common share.

       DISCOUNTED EARNINGS ANALYSIS. A dividend discount analysis was performed by Professional Bank Services pursuant to which a range of values of Heritage was determined by adding (i) the present value of estimated future dividend streams that Heritage could generate over a five-year period and (ii) the present value of the "terminal value" of Heritage's equity at the end of the fifth year. The "terminal value" of Heritage's equity at the end of the five-year period was determined by applying a multiple of 2.49 times the projected terminal year's earnings. The 2.49 multiple represents the median price paid as a multiple of earnings for all Tennessee bank transactions since 1996.

       Dividend streams and terminal values were discounted to present values using a discount rate of 14%. This rate reflects assumptions regarding the required rate of return of holders or buyers of Heritage's common stock. The aggregate value of Heritage, determined by adding the present value of the total cash flows, was $46,739,000 or $80.16 per share. In addition, using the five-year projection as a base, a twenty-year projection was prepared assuming an annual growth rate of 15% in Years 1 and 2 and 10% in Year 3 and beyond, and a return on assets of 1.53% in Year 1 and 1.55% in Year 2 and beyond would remain in effect. Dividends were assumed to consistently equal 50.0% of net income in all projected years. This long-term projection resulted in an aggregate value of $51,002,000 or $87.47 per Company common share.

       SPECIFIC ACQUISITION ANALYSIS. Professional Bank Services valued Heritage based on an acquisition analysis assuming a "break-even" earnings scenario to an acquiror as to price, current interest rates and amortization of the premium paid. Based on this analysis, an acquiring institution would pay in aggregate $43,990,000, or $64.09 per share, assuming they were willing to accept no impact to their net income in the initial year. This analysis was based on a funding cost of 7.0% adjusted for taxes, amortization of the acquisition premium over 15 years and a projected December 31, 1999 earnings level of $3,397,000. This analysis was repeated assuming a potential acquiror would attain non-interest expense reductions of 10% in the transaction. Based on this analysis an acquiring institution would pay in aggregate $47,990,000 or $71.48 per Heritage share.

       PRO FORMA MERGER ANALYSIS. Professional Bank Services compared the historical performance of Heritage to that of Old National and other regional holding companies. This analysis included, among other things, a comparison of profitability, asset quality and capital measures. In addition, the contribution of Heritage and Old National to the income statement and balance sheet of the pro forma combined company was analyzed.

       The effect of the affiliation on the historical and pro forma financial data of Heritage was prepared and analyzed. Heritage's historical financial data was compared to the pro forma combined historical and projected earnings, book value and dividends per share.

       The Fairness Opinion is directed only to the question of whether the consideration to be received by Heritage's shareholders under the Agreement is fair and equitable from a financial perspective and does not constitute a recommendation to any Company shareholder to vote in favor of the affiliation. No limitations were imposed on Professional Bank Services regarding the scope of its investigation or otherwise by Heritage.

       Based on the results of the various analyses described above, Professional Bank Services concluded that the consideration to be received by Heritage's shareholders under the Agreement is fair and equitable from a financial perspective to the shareholders of Heritage.

       Based on an Old National stock price of $29.9375 Professional Bank Services and Investment Bank Services will receive fees of approximately $191,000 for all services performed in connection with the sale of Heritage and the rendering of the Fairness Opinion. In addition, Heritage has agreed to indemnify Professional Bank Services and Investment Bank Services and its directors, officers and employees, from liability in connection with the transaction, and to hold Professional Bank Services and Investment Bank Services harmless from any losses, actions, claims, damages, expenses or liabilities related to any of Professional Bank Services' or Investment Bank Services' acts or decisions made in good faith and in the best interest of Heritage.

Recommendation of the Heritage Board of Directors

       THE BOARD OF DIRECTORS OF HERITAGE HAS CAREFULLY CONSIDERED AND UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF HERITAGE VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE AGREEMENT.

Conversion of Heritage Common Stock

       Under the terms of the merger agreement, shareholders of Heritage of record when the merger is completed will be entitled to receive 3.3075, as adjusted per the merger agreement, shares of Old National common stock, as adjusted for the 5% stock dividend declared by Old National on December 9, 1999 and subject to adjustment, if any, for stock splits, stock dividends or any similar recapitalization of Old National or if Old National elects to adjust the exchange ratio following Heritage's exercise of its right to terminate the merger agreement due to a decline in the value of Old National common stock. Because the exchange ratio is fixed and because the market price of Old National common stock prior to the effective time of the merger may fluctuate, the value of the shares of Old National common stock that you will receive if and when the merger is completed may increase or decrease prior to and following the merger.

       As of _______________, 2000, the closing price of Old National common stock was $_____ per share, as reported by the Nasdaq National Market System. If the merger had been consummated on that date, the number of shares of Old National common stock exchanged in the merger (disregarding any fractional shares) would have been ________, with an aggregate market value of approximately $________.

Treatment of Heritage Stock Options

       Each stock option to acquire Heritage common stock granted under Heritage's stock option and incentive plans outstanding and unexercised immediately prior to the effective time of the merger will be converted automatically at the effective time into a stock option to purchase Old National common stock on the same terms that were applicable to the stock option at the effective time of the merger. Old National will assume the obligations of Heritage with respect to each outstanding option to purchase Heritage common stock. The number of shares of Old National common stock subject to the new Old National options will be equal to the product of the number of shares of Heritage common stock subject to the Heritage stock options times the exchange ratio as then in effect, rounded to the nearest whole share. The exercise price per share of Old National common stock subject to the new Old National stock options will be equal to the aggregate exercise price for shares of Heritage common stock divided by the number of shares of Old National common stock, rounded to the nearest whole share, deemed purchasable pursuant to the stock options. Additionally, stock options that are incentive stock options under the Internal Revenue Code will be adjusted in the manner required by the Code.

Exchange of Certificates; Fractional Shares

       Immediately after the effective time of the merger, Old National will mail a letter of transmittal to Heritage shareholders. This transmittal letter will contain instructions with respect to the surrender of certificates representing shares of Heritage common stock. YOU SHOULD NOT RETURN YOUR HERITAGE STOCK CERTIFICATES WITH THE ENCLOSED PROXY AND SHOULD NOT FORWARD THEM TO OLD NATIONAL UNTIL YOU RECEIVE A LETTER OF TRANSMITTAL FROM OLD NATIONAL.

       If your certificate for your shares of Heritage common stock has been lost, stolen or destroyed, Old National will issue the Old National common stock and pay cash for any fractional shares after Old National receives from you an agreement to indemnify Old National against loss from such lost, stolen or destroyed certificate and appropriate evidence of the loss, theft or destruction, such as an affidavit.

       After the effective time of the merger, stock certificates previously representing Heritage common stock will represent only the right to receive shares of Old National common stock and cash for any fractional shares. Following the effective time of the merger and prior to the surrender by holders of Heritage of their stock certificates to Old National in exchange for Old National common stock, the holders will not be entitled to receive payment of dividends or other distributions declared on shares of Old National common stock. Upon the subsequent exchange of such certificates, however, Old National will pay, without interest, any accumulated dividends or other distributions previously declared and withheld on the shares of Old National common stock. After the effective time of the merger, there will be no transfers on the stock transfer books of Heritage of shares of Heritage issued and outstanding immediately prior to the effective time. If, after the effective time of the merger, you present certificates representing shares of Heritage common stock for registration or transfer, the certificates will be canceled and exchanged for shares of Old National common stock.

       No fractional shares of Old National common stock will be issued to shareholders of Heritage in connection with the merger. Each shareholder of Heritage who otherwise would be entitled to a fractional interest in a share of Old National common stock as a result of the exchange ratio will be paid a cash amount equal to the fractional interest multiplied by the average of the per share closing price of Old National common stock as reported on the Nasdaq National Market System for the five days on which shares of Old National common stock were traded immediately before the effective time of the merger.

       Old National will distribute stock certificates representing shares of Old National common stock and will pay any cash payment for fractional shares (without interest) to each former shareholder of Heritage as soon as practical following the shareholder's delivery to Old National of his or her certificate(s) representing shares of Heritage common stock.

Dissenters' or Appraisal Rights

       Tennessee law generally provide dissenters' rights for mergers and share exchanges that would require shareholder approval, sales of substantially all the assets (other than sales that are in the usual and regular course of business and certain liquidations and court-ordered sales), and certain amendments to the charter that materially and adversely affect rights in respect of a dissenter's shares.

Dissenters' Rights

       Any holder of Heritage common stock has the right to dissent from the merger by complying with the procedures described in this Section. Such a person is sometimes referred to as a Dissenting Shareholder herein. The following summary does not purport to be a complete statement of dissenters' rights of appraisal, and such summary is qualified in its entirety by reference to Chapter 23 of the TBCA, which is reproduced in full as Appendix C to this document.

       Under the TBCA, any holder of Heritage common stock has the right to object to the merger and demand payment of the fair value of his or her shares upon compliance with Sections 48-23-202 and 48- 23-204 of the TBCA. A shareholder may not dissent as to less than all of the shares that he or she holds at the close of business on the record date. A nominee or fiduciary may not dissent on behalf of a beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to rights to shares held on his or her behalf must notify Heritage in writing of the name and address of the record holder of the shares, if known to him or her.

       Any Heritage shareholder intending to enforce his or her dissenter's rights may not vote in favor of the merger agreement (either personally or by proxy) and must deliver to Heritage before the time of the vote a written notice of intent to demand payment for his or her shares (the "Objection Notice"). The Objection Notice must state that the shareholder intends to demand payment for his or her shares of Heritage common stock if the merger is completed. A vote against approval of the merger agreement will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 48-23-202 of the TBCA.

       If the merger agreement is approved by Heritage's shareholders at the special meeting, each shareholder who has filed an Objection Notice will be notified by Heritage of such approval no later than ten days after the special meeting (the "Dissenter's Notice"). The Dissenter's Notice will (i) state where the payment demand must be sent and where and when certificates of certificated shares of Heritage common stock (the "Certificates") must be deposited, (ii) inform holders of uncertificated shares (if any) to what extent transfer of the shares will be restricted after the payment demand is receive, (iii) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action and requires that the person asserting the dissenters' rights certify whether or not he or she acquired beneficial ownership of the shares before that date, (iv) set a date by which Heritage must receive payment demand, which date may not be fewer than one nor more than two months after the date of the Dissenter's Notice was delivered, and (v) be accompanied by a copy of Chapter 23 of Title 48 of the TBCA. Within the time prescribed in the Dissenter's Notice, a Heritage shareholder electing to dissent must make demand for payment (the "Payment Demand"), certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Heritage common stock before September 9, 1999 (the date of the first public announcement of the terms of the merger agreement), and deposit all Certificates in accordance with the terms of the Dissenter's Notice. Upon delivering the Payment Demand and depositing the Certificates in accordance with the terms of the Dissenter's Notice, the Dissenting Shareholder will retain all other rights of a Heritage shareholder until these rights are canceled or modified by consummation of the merger. Failure to comply substantially with these procedures will cause the Dissenting Shareholder to lose his or her dissenter's rights to payment of the shares. Consequently, any Heritage shareholder who desires to exercise his or her rights to payment for his or her shares is urged to consult his or her legal advisor before attempting to exercise such rights.

       As soon as the merger is completed, or upon later receipt of a timely Payment Demand, Heritage shall, pursuant to Section 48-23-206 of the TBCA, pay to each Dissenting Shareholder who has complied with the requirements of Section 48-23-204 of the TBCA the amount which Heritage estimates to be fair value of the shares of Heritage common stock, plus accrued interest. Such payment must be accompanied by (i) certain of Heritage's financial statements, (ii) a statement of Heritage's estimate of the fair value of the shares, (iii) an explanation of how the interest was calculated, (iv) a statement of the Dissenting Shareholder's right to demand payment under Section 48-23-209 of the TBCA, and
(v) a copy of Sections 48-23-101 through 48-23-302 of the TBCA if not previously furnished. As authorized by Section 48-23-208 of the TBCA, Heritage intends to delay any payments with respect to any shares (the "after-acquired shares") held by Dissenting Shareholders which were not held by such shareholder on September 9, 1999, the date of the first public announcement of the terms of the merger agreement. To the extent Heritage should elect to withhold payment, after effecting the merger, Old National as the surviving corporation in the merger must estimate the fair value of the shares, plus accrued interest, and pay such amount to each Dissenting Shareholder who agrees to accept it in full satisfaction of this demand. Old National shall send with such payment a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated and a statement of the Dissenting Shareholder's right to demand additional payment under Section 48-23-209 of the TBCA.

       If (i) a Dissenting Shareholder believes that the amount paid with respect to his or her shares under Section 48-23-206 or offered under Section 48-23-208 of the TBCA is less than the fair value of his or her shares or that the interest due is incorrectly calculated, (ii) Old National fails to make payment under Section 48-23-206 within two months after the date set for demanding payment, or (iii) Heritage, having failed to effect the merger, does not return the depositing Certificates or release the transfer restrictions imposing on uncertificated shares within two months after the date set for demanding payment, the Dissenting Shareholder may notify Heritage within one month after Heritage made or offered payment for such shareholders' shares) of his or her own estimate of the fair value of the shares and the amount of interest due and may demand payment of the difference between his or her estimate of the fair value and the amount of any payment in respect to such shares already received by the shareholder, or, in the alternative, if no payment has yet been made by Heritage, reject Heritage's offer made under
Section 48-23-208 of the TBCA and demand payment of the fair value of his or her shares and interest due.

       If Old National (as the surviving corporation) cannot agree with such Dissenting Shareholder as to fair value within two months after Old National receives the Payment Demand, Old National will institute judicial proceedings in either the Chancery or Circuit Court of Montgomery County, Tennessee (the "Court"), naming all Dissenting Shareholders (whether or not Tennessee residents) whose demands remain unsettled as party to the proceeding and serving such parties with a copy of the petition. The Court will then undertake to establish the fair value of the shares immediately before the completion of the merger, excluding any appreciation or depreciation in anticipation of the merger and will determine the interest owing on the disputed amount. The fair value of the Dissenting Shareholder's shares of Heritage common stock may be more than, less than or the same as the consideration provided in the merger agreement. The Court may, in its discretion, appoint one or more persons as appraisers to receive evidence and render a decision on the question of fair value of his or her shares, plus accrued interest, exceeds the amount paid by Heritage or the fair value, plus accrued interest, or his or her after acquired shares for which Heritage or the fair value, plus accrued interest, or his or her after acquired shares for which Heritage elected to withhold payment under Section 48-23-208 of TBCA.

       The Court shall assess costs and expenses of such proceeding (including reasonable compensation for and expense of the appraiser but excluding fees and expenses of counsel and experts) against Heritage (or Old National as its successor in the merger), except that the Court may assess such costs and expenses as it deems appropriate against any and all of the Dissenting Shareholders if it finds that their demand for additional payment was arbitrary, vexatious or not in good faith. The Court may award fees and expenses of counsel and experts in amounts the Court finds equitable: (i) against Heritage, if the Court find that Heritage did not comply substantially with the relevant requirements of the TBCA or (ii) against Heritage or any Dissenting Shareholder, if the Court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith.

       The foregoing summary of the applicable provision of Chapter 23 of Title 48 of the TBCA is not intended to be a complete statement of such provisions, and is qualified in its entirety by reference to such Chapter, a copy of which is attached as Appendix C. Any Heritage shareholder who intends to dissent from the merger should review the text of Appendix C carefully and should also consult with an attorney. Any shareholder who fails to strictly follow the procedures described in the statute will forfeit dissenters' rights.

Resale of Old National Common Stock by Affiliates of Heritage

       Shares of Old National common stock to be issued to Heritage shareholders in the merger have been registered under the Securities Act of 1933, as amended. Shares of Old National common stock issued in the merger may be traded freely and without restriction by those shareholders not considered to be affiliates (as that term is defined by the Securities Act) of Heritage. However, shares by any person who is an affiliate of Heritage at the time of the merger is submitted for a vote at the special meeting will, under existing law, require:

         - the further registration under the Securities Act of the shares of Old National common stock to be transferred;
         - compliance with Rule 145 promulgated under the Securities Act, which permits limited sales in certain circumstances; or
         -        the availability of another exemption from registration.

       An "affiliate" of Heritage is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Heritage. These restrictions are expected to apply to the directors and executive officers of Heritage and the holders of 10% or more of the Heritage common stock. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. Old National will give stop transfer instructions to the transfer agent with respect to the shares of Heritage common stock to be received by persons subject to these restrictions, and the certificates for their shares may contain a legend indicating the resale restrictions.

       SEC guidelines regarding qualifying for the pooling of interests method of accounting also limit sales of shares of the acquiring and acquired company by affiliates of either company in a business combination. SEC guidelines indicate that the pooling of interests method of accounting will generally not be challenged on the basis of sales by affiliates of the acquiring or acquired company if those affiliates do not dispose of any of the shares of the corporation they own or shares of a corporation they receive in connection with a merger during the period beginning 30 days before the merger and ending when financial results covering at least 30 days of post-merger operations of the combined entity have been published.
       Each affiliate of Heritage delivered to Old National on September 8, 1999, a written agreement to the effect that the affiliate (1) will not sell, pledge, transfer, dispose of or otherwise reduce the affiliate's market risk with respect to the shares of Heritage common stock directly or indirectly owned or held by such person during the thirty day period prior to the effective time of the merger, and (2) will not sell, pledge, transfer or otherwise dispose of or reduce the affiliate's market risk with respect to the shares of Old National common stock to be received by such person pursuant to the merger agreement (i) until such time as financial results covering at least thirty days of combined operations of Heritage and Old National have been published within the meaning of Section 201.01 of the Securities and Exchange Commission's Codification of Financial Reporting Policies and (ii) unless done pursuant to an effective registration statement under the Securities Act or pursuant to Rule 145 or another exemption from the registration requirements under the Securities Act. The merger agreement requires that any person who becomes an affiliate of Heritage after September 8, 1999 deliver a similar agreement to Old National, and that all persons who have delivered these agreements confirm, at the effective time of the merger, that they have complied with the terms of the agreements.

       This is only a general statement of certain restrictions regarding the sale or transfer of the shares of Old National common stock to be issued in the merger. Therefore, those shareholders of Heritage who may be deemed to be affiliates of Heritage should consult with their legal counsel regarding the resale restrictions that may apply to them.

Conditions to the Completion of the Merger

       Heritage's and Old National's obligations to complete the merger are subject to the satisfaction of the following conditions at or prior to the effective time of the merger:

         - The merger agreement has been approved by the affirmative vote of the holders of at least a majority of the outstanding shares of Heritage common stock;

         - Old National and Heritage have received all regulatory approvals required for the merger;

         - Old National and Heritage have received the opinion of counsel dated as of the effective time of the merger, with respect to the fact that the merger will be treated as tax-free for U.S. federal income tax purposes;

         - The registration statement of which this document is a part is effective and no stop order suspending its effectiveness is issued or threatened;

         - Old National and Heritage have received certain officers' certificates and other closing documents;

         - The representations and warranties contained in the merger agreement are accurate at the effective time of the merger; and

         - Certain covenants set forth in the merger agreement have been fulfilled.

       Old National's obligation to complete the merger also is subject to the condition that it has received an opinion from its independent auditors dated as of the effective time of the merger, to the effect that the merger will qualify for pooling of interests accounting treatment.

       The conditions to consummation of the merger, which are more fully enumerated in the merger agreement, are requirements subject to waiver by the party entitled to the benefit of such conditions, as set forth in the merger agreement. See "Proposed Merger - Resale of Old National Common Stock by Affiliates of Heritage," "- Regulatory Approvals Required for the Merger", "Federal Income Tax Consequences" and Appendix A.

Break-up Fee

       Heritage has agreed to pay Old National a break-up fee in the amount of $2,000,000.00, plus out-of-pocket expenses, in the event that (i) the Heritage Board fails to recommend to Heritage shareholders approval of the merger agreement; (ii) the Heritage Board withdraws, modifies or conditions its recommendation of approval of the merger agreement to the Heritage shareholders; (iii) Heritage approves, enters into or executes a definitive agreement, letter of intent, term sheet or understanding relating to an acquisition transaction with a party other than Old National or an affiliate of Old National; or (iv) Heritage terminates the merger agreement as a result of contemporaneously entering into a definitive agreement with a third party.

Termination of the Merger Agreement

       The merger agreement contains provisions allowing Old National and Heritage to terminate the merger agreement and the merger for various reasons. The merger may be terminated by Old National or Heritage before or after the shareholders of Heritage have approved the merger if one of the events which gives a party the right to terminate occurs. The merger agreement may be terminated:

         - by the mutual, written consent of the Board of Directors of Old National and Heritage;
         - by either Old National or Heritage if the merger has not been completed by June 30, 2000;
         - by either the Old National Board or the Heritage Board if there has been a breach of any representation or warranty contained in the merger agreement by Heritage, in the case of termination by Old National, or by Old National, in the case of termination by Heritage, and the breach has not been cured within 30 days after written notice to the breaching party of the breach;
         - by either the Old National Board or the Heritage Board if there has been a breach of any of the covenants or agreements contained in the merger agreement by Heritage, in the case of termination by Old National, or by Old National, in the case of termination by Heritage, and (1) the breach has not been cured within 30 days written notice to the breach party of the breach; and (2) the breach will be likely, individually or in the aggregate with other breaches, to result in a material adverse effect;
        - by either Old National or Heritage if the terminating party reasonably determines that the merger has become impracticable because of (1) the commencement or threat of any claim or litigation against Old National, Heritage, any subsidiary of Old National or Heritage, or any director or officer of any of these companies relating to the merger or merger agreement, if Old National is the terminating party or (2) the commencement, a threat of any material claim, litigation or proceeding against Old National which relates to the merger or merger agreement or which is likely to have a material adverse effect on Old National, if the terminating party is Heritage; or
         - by either Old National or Heritage if the shareholders of Heritage do not approve the merger and the merger agreement and Heritage has satisfied its obligation to obtain shareholder approval.

Additionally, Old National may terminate the merger if:

         - the merger will not qualify for pooling of interests accounting treatment;
         - there has been a material adverse change in the business, assets, capitalization, financial condition or results of operations of Heritage and its subsidiaries (considered as a whole) as of the effective time of the merger compared to that in existence as of September 8,

                  1999 (the date of the merger agreement) other than changes that occur as a result of changes in banking laws, accounting principles, actions approved by Old National, changes such as interest rates that affect the banking industry generally and changes and charges that are a result of the merger; or
         - in the event that dissenters' rights are exercised pursuant to the merger agreement, and the aggregate amount of cash payable to dissenting shareholders exceeds ten percent (10%) of the value of the total consideration to be paid with respect to the merger.

Further, Heritage may terminate the merger if:

         - there has been a material adverse change in the financial condition, results of operations, business, assets or capitalization of Old National on a consolidated basis as of the effective time as compared to that in existence on June 30, 1999 other than changes that occur as a result of changes in banking laws, accounting principles, changes such as interest rates that affect the banking industry generally and changes and charges that are a result of the merger;
         - prior to approval of the shareholders of Heritage of the merger, without breaching its covenant relating to negotiations with other potential acquirors, Heritage enters into a definitive agreement with a third party that provides for an acquisition of Heritage or a subsidiary of Heritage on terms determined in good faith by the Heritage Board to be more favorable to the shareholders of Heritage than the merger with Old National and that the Heritage Board has determined that to proceed with the merger with Old National would violate their fiduciary duties to Heritage's shareholders; or
         - at any time during the five-day period beginning on the date on which the last required regulatory approval is obtained, both of the following conditions are satisfied:

                  (1) the number obtained by dividing the average of the closing price of a share of Old National common stock on the Nasdaq National Market System for the 20 consecutive trading days ending on the day prior to the day the last required regulatory approval is obtained by $28.63 (the "ONB Ratio") is less than 0.80; and
                  (2) the ONB Ratio is less than a number obtained by dividing two index numbers derived from the Nasdaq Bank Index as reported in the Bloomberg News Service ("the Index Ratio"). The Index Ratio is calculated by dividing the average of the index value of the Nasdaq Bank Index for the 20 consecutive trading days ending on the trading day prior to the day the last regulatory approval is obtained by $28.63 and then subtracting 0.15.

                           If Heritage elects to terminate the merger for this reason, it must give written notice to Old National of its desire to terminate the merger within a five day period, which begins on the day the last regulatory approval is received. After Old National receives the notice of termination, Old National has five days to determine, at its option, to increase the consideration to be received by Heritage shareholders by adjusting the exchange ratio of
                           3.3075. The exchange ratio would be adjusted to equal the lesser of:
                           (a) a number obtained by dividing the product of $28.63, 0.80 and the exchange ratio by the average of the closing price of a share of Old National common stock on the Nasdaq National Market System during the period of 20 consecutive trading days ending on the day before the day the last regulatory approval is obtained; and
                           (b) a number obtained by dividing the product of the Index Ratio by the exchange ratio (as then in effect) by the ONB Ratio.
                           If Old National elects to adjust the exchange ratio, it must give Heritage prompt notice of this election and of the revised exchange ratio.

                           If the last regulatory approval was received on the date of this document, the average of the closing price of a share of Old National common stock for the above calculation would be $________. The ONB Ratio would equal $________ ($________ divided by $________). As a result of the ONB Ratio being less than .80, Heritage would not have the right to terminate the merger agreement as the result of the price of Old National's common stock.

Upon termination for any of these reasons, the merger agreement will be of no further force or effect.

Restrictions Affecting Heritage

       The merger agreement contains a number of restrictions regarding the conduct of business of Heritage until the merger is completed. Among other items, Heritage or any subsidiary of Heritage may not, without the prior written consent of Old National:

         - change its capital stock accounts, except for the issuance of up to 87,969 shares of Heritage common stock under the Heritage 1989 Stock Option Plan, the Heritage 1998 Outside Director Stock Option Plan, and the Heritage 1998 Stock Option Plan;
         - authorize any additional class of stock or issue securities other than or in addition to the securities which were issued and outstanding as of the date of the merger agreement;
         - distribute or pay any dividends or make any other distributions to its shareholders except that (1) Heritage Bank may pay cash dividends to Heritage in the ordinary course of business for payment of reasonable and necessary business and operating expenses of Heritage and to provide funds for Heritage's dividends to its shareholders in accordance with the merger agreement; and (2) Heritage may pay to its shareholders its usual and customer annual cash dividend of no greater than One and 50/100 Dollars ($1.50) per share to be paid to shareholders of Heritage prior to December 31, 1999, and (3) if Old National declares a cash dividend in the first quarter of 2000 and the merger has not been completed prior to the record date of such cash dividend, the Heritage may declare and pay a cash dividend for each issued and outstanding share of Heritage common stock in an amount equal to the Old National cash dividend (on a per share of Old National Bancorp common stock basis) multiplied by the exchange ratio.
         -        redeem any of its outstanding shares of common stock;
         - merge, consolidate or sell its assets or securities to any other person or entity;
         - purchase any assets or securities or assume any liabilities of another bank, bank holding company or other entity, except in the ordinary course of business;
         - make any loan or commitment to lend money or accept any deposit except in accordance with existing banking practices;
         - amend or restate its Charter or By-Laws or the Charter or By-Laws of any of its subsidiaries;
         -        open, close or alter any of its offices or facilities;
         - fail to maintain the reserve for loan and lease losses of its subsidiaries financial institutions;
         - elect or appoint any new executive officers or directors of Heritage or any of its subsidiaries;
         - hire or employ additional employees of Heritage or any subsidiary, except those which are reasonably necessary for the proper operation of their businesses; or
         - negotiate or discuss with third parties a possible sale, merger or combination of Heritage, unless the failure to do so would be breach of the fiduciary duties of the Heritage Board.

This discussion of the restrictions imposed by the merger agreement is not intended to be exhaustive, but includes the material restrictions imposed on Heritage. Please refer to Appendix A for a complete listing of the restrictions.

Regulatory Approvals Required for the Merger

       Old National and Heritage have agreed to use their best efforts to obtain all regulatory approvals required to complete the transactions contemplated in the merger agreement. The merger requires the prior approval of the Board of Governors of the Federal Reserve System ("Federal Reserve") and the Tennessee Department of Financial Institutions. The merger cannot be completed without these approvals. It is possible we may not obtain the required regulatory approvals and, if we do, we do not know when the regulators will give approvals.

       Approval of the merger by the Federal Reserve and the state regulators is not to be interpreted as the opinion of the regulatory authorities that the merger is favorable to the shareholders of Heritage from a financial point of view or that the regulatory authorities have considered the adequacy of the terms of the merger. An approval by the Federal Reserve or a state regulatory agency in no way constitutes an endorsement or a recommendation of the merger by such regulatory authority.

       -   FEDERAL RESERVE

       The merger is subject to approval by the Federal Reserve. Old National has filed the required application and notification with the Federal Reserve for approval of the merger. Assuming the Federal Reserve approves the merger, Old National and Heritage may not complete the merger until 30 days after that approval. During that time, the Department of Justice may challenge the merger on antitrust grounds. With the approval of the Federal Reserve and the Department of Justice, the waiting period may be reduced to no fewer than 15 days. The commencement of an antitrust action by the Department of Justice would stay the effectiveness of Federal Reserve approval of the merger, unless a court specifically orders otherwise.

       In reviewing a transaction under the applicable statutes, the Federal Reserve will consider the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the communities to be served. As part of, or in addition to, consideration of these facts, Old National and Heritage anticipate that the Federal Reserve will consider the regulatory status of Old National and Heritage, current and projected economic conditions in the areas of the Midwestern United States where Old National and Heritage operate, and the overall capital and safety and soundness standards established by the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDICIA") and the regulations promulgated under the FDICIA.

       Furthermore, the Federal Reserve will assess the degree to which Old National and Heritage and their subsidiaries have taken appropriate steps to assure that electronic data processing systems and those of their vendors are year 2000 compliant. Additional information about Old National's and Heritage's year 2000 compliance efforts to date may be found in each company's Annual Report on Form 10-K for the year ended December 31, 1998. See "Where You Can Find More Information."

       Under the Community Reinvestment Act of 1977, as amended (the "CRA"), the Federal Reserve must take into account the record of performance of each Old National and Heritage in meeting the credit needs of the entire community, including low and moderate-income neighborhoods, served by each company and their subsidiaries. Each of Old National's and Heritage's subsidiary depository institutions has either an outstanding or satisfactory CRA rating with the appropriate federal regulator. None of the subsidiary banks of Old National or Heritage received any negative comments from its respective federal regulator in its last CRA examination relating to those ratings that were material and remain unresolved.

       The BHC Act and Federal Reserve regulations require publication or notice of, and the opportunity for public comment on, the application submitted by Old National for approval of the merger, and authorize the Federal Reserve to hold a public meeting in connection with the application if the Federal Reserve determines that a meeting would be appropriate. Any meeting or comments provided by third parties could prolong the period during which the application is subject to review by the Federal Reserve.

       Old National's rights to exercise its options under the option agreement are also subject to the prior approval of the Federal Reserve, to the extent that the exercise of the options under the option agreement would result in Old National owning more than 5% of the outstanding shares of Heritage common stock. In considering whether to approve Old National's right to exercise its option, including its right to purchase more than 5% of the outstanding shares of Heritage common stock, the Federal Reserve would generally apply the same statutory criteria it will apply to its consideration of the merger.

       -  TENNESSEE DEPARTMENT OF FINANCIAL INSTITUTIONS

       The merger requires the approval of the Tennessee Department of Financial Institutions pursuant to Tennessee Department of Financial Institution Rule 018.0-15. The Tennessee Department of Financial Institutions will consider, among other factors, whether the merger would result in a monopoly in any of the markets served by Heritage in Tennessee and whether the financial condition of Old National might jeopardize the financial stability of Heritage, in determining whether to approve the merger. Old National has filed a copy of the Federal Reserve notice with the Tennessee Department of Financial Institutions in satisfaction of its application requirements.

Accounting Treatment for the Merger

       Old National and Heritage anticipate that the merger will be accounted for as a pooling of interests transaction under GAAP. Under this method of accounting, shareholders of Old National and Heritage will be deemed to have combined their existing voting common stock interests by virtue of the exchange of shares of Heritage common stock for shares of Old National common stock. Accordingly, the book value of the assets, liabilities and shareholders' equity of each of Heritage, as reported on its consolidated balance sheet, will be carried over to the balance sheet of Old National and no goodwill will be created. The parties have prepared the unaudited, pro forma financial information contained in this document using the pooling of interests accounting method to account for the merger. See "Old National Bancorp Pro Forma Condensed Combined Financial Information".

       In order for the merger to qualify for pooling of interests accounting treatment, among other requirements, 90% or more of the outstanding shares of Heritage common stock must be exchanged for Old National common stock. In the event the holders representing more than 10% of the outstanding shares of Heritage common stock become entitled to receive cash instead of Old National common stock, the merger would not qualify for pooling of interests method of accounting and Old National would have the right to terminate the merger. See "Proposed Merger - Termination of the Merger Agreement."

Effective Time

       The merger will become effective at the close of business on the day and at the time specified in the Articles of Merger of Heritage with and into Old National as filed with the Indiana Secretary of State and Tennessee Secretary of State. The effective time of the merger will occur on the later of (1) January 31, 2000 or (2) the last business day of the month following (a) the fulfillment of all conditions precedent to the merger set forth in the merger agreement and
(b) the expiration of all waiting periods in connection with the bank regulatory applications filed for approval of the merger, unless, in each case, otherwise mutually agreed to by Old National and Heritage.

       Old National and Heritage currently anticipate that merger will be consummated during February 2000. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying other conditions to the merger.

Management, Personnel and Employee Benefits After the Merger

       Old National will be the surviving corporation in the merger and, upon consummation of the merger, the separate corporate existence of Heritage will cease. Consequently, the directors and officers of Heritage will no longer serve in such capacities after the effective time of the merger.

       Heritage Bank will become a wholly-owned subsidiary of Old National. Heritage Investment Center, Inc., Central Life Insurance Company, Advance Credit Company, Inc., and Heritage Investment Corporation will each remain wholly-owned subsidiaries of Heritage Bank. The Boards of Directors and officers of all of Heritage's subsidiaries serving at the effective time of the merger will continue as the Boards of Directors and officers of the respective subsidiary after the effective time of the merger. Following the effective time of the merger, Old National, as the sole shareholder of each of the subsidiaries, will have the ability to elect the Boards of Directors and officers of the subsidiaries. The current officers of the subsidiaries of Heritage will continue in their respective positions after the merger, until the Board of Directors of each of the subsidiaries determines otherwise. Additionally, Old National has agreed to honor and abide by the terms of the employment agreements of Heritage or its subsidiaries, which were in effect as of the date of the merger agreement.

       Those persons who are full-time officers or employees of the subsidiaries of Heritage as of the effective time of the merger, provided that these persons continue as full-time officers or employees of the former subsidiaries of Heritage or any other subsidiary of Old National after the effective time of the merger, will receive substantially the same employee benefits on substantially the same terms and conditions that Old National may offer to similarly situated officers and employees of its banking subsidiaries from time to time. In addition, years of service of an employee of Heritage or any of its subsidiaries prior to the effective time of the merger will be credited to each such employee for purposes of eligibility under Old National's employee welfare benefit plans and for purposes of eligibility and vesting, but not for accrual or contributions, under the Old National Employees' Retirement Plan ("Old National Pension Plan"), the Old National Employees' Savings and Profit Sharing Plan ("Old National Profit Sharing Plan"), and the Old National Employee Stock Ownership Plan ("Old National ESOP").

       Those officers and employees of Heritage or any of its subsidiaries who otherwise meet the eligibility requirements of the Old National Pension Plan, Old National Profit Sharing Plan and the Old National ESOP, based upon their age and years of service to Heritage or any of its subsidiaries, will become participants under the Old National Pension Plan on the January 1st which coincides with or next follows the effective time of the merger, and will become participants under the Old National Profit Sharing Plan and the Old National ESOP on the first day of the calendar month which coincides with or next follows the effective time of the merger. Those officers and employees who do not meet the eligibility requirements of the Old National Pension Plan, Old National Profit Sharing Plan or the Old National ESOP on such date will become participants in these plans on the first "plan entry date" (as defined in the Old National Pension Plan, the Old National Profit Sharing Plan or the Old National ESOP, as the case may be) which coincides with or next follows the date on which such eligibility requirements are satisfied.

       The assets and liabilities under the Heritage Bank Profit Sharing, 401(K) Savings and Employee Stock Ownership Plan and Trust ("Heritage 401(K)/ESOP") will merge with the Old National Savings Plan. All account balances maintained under the Heritage 401(k) Plan will become fully vested at the effective time of the merger. As soon as administratively feasible after the effective time of the merger, the assets and liabilities under the Heritage Bank Profit Sharing, 401(k) Savings and Employee Stock Ownership Plan and Trust ("Heritage 401(k)/ESOP") attributable to the 401(k) portion of such plan shall be merged with and into the ONB Savings Plan. All account balances maintained under the Heritage 401(k)/ESOP shall become fully vested and nonforfeitable at the effective time of the merger. Until such 401(k) plans are merged, Heritage and its subsidiaries may continue to make contributions to the Heritage 401(k)/ESOP so long as such contributions are comparable in amount, on a prorated basis, to recent past contributions to that plan in comparable amounts to past contributions to such plan.

       The Heritage Bank Group Health Plan will terminate as of the last day of the calendar month in which the effective time of the merger occurs. Until such time when the Heritage Group Health Plan terminates, Heritage and its subsidiaries shall continue to pay the insurance premiums necessary to continue the Heritage Group Health Plan benefits.

       The Heritage Bank Group Dental Plan will terminate as of the last day of the calendar month in which the effective time of the merger occurs. Until such time when the Heritage Dental Plan terminates, Heritage and its subsidiaries shall continue to pay the insurance premiums necessary to continue the Heritage Dental Plan benefits.

       The Heritage Bank Group Long Term Disability Plan will terminate as of the effective time of the merger, or as soon as administratively feasible thereafter, but such termination shall not affect the benefits payable to any covered former Heritage employee who became entitled to a disability benefit under the Heritage Long Term Disability Plan prior to the termination of said plan. Until such time when the Heritage Long Term Disability Plan terminates, Heritage and its subsidiaries shall continue to pay the insurance premiums necessary to continue the Heritage Long Term Disability Plan benefits.

       The Heritage Fringe Benefit Plan will terminate as of same date the Heritage Bank Group Health Plan is terminated. Until such time when the Heritage Fringe Benefit Plan terminates, Heritage and its subsidiaries shall continue to contribute to such plan the pre-tax amounts which the Heritage Fringe Benefit Plan participants elect to defer from compensation As of the date of termination, the balances in the health and dependent care flexible spending accounts under the Heritage Fringe Benefit Plan shall be transferred to the Old National "cafeteria" plan. Elections in effect at that time shall be continued under the Old National "cafeteria" plan, subject to change as provided in the Old National "cafeteria" plan. All benefit payments relating to the transferred balances shall be made in accordance with the Old National "cafeteria" plan.

       The Heritage Bank Group Term Life and ADD Insurance Plan will terminate as of the end of the month coincident with or next following the effective time of the merger. Until such time when the Heritage Bank Group Term Life and ADD Insurance Plan terminates, Heritage and its subsidiaries shall continue to pay the insurance premiums necessary to continue the death benefits provided by such plan.

       The payment of premiums to provide voluntary cancer insurance shall cease as of the effective time of the merger.

       The payment of premiums to provide executives of Heritage and/or its subsidiaries with individual life and/or disability insurance coverage shall cease as of the effective time of the merger. The executives may then exercise at their discretion whatever conversion rights they may have, if any, with respect to those insurance policies.

       The Heritage Financial Services, Inc. Directors' Unfunded Deferred Compensation Plan (the "Heritage Directors' Deferred Compensation Plan") and all participation agreements in effect thereunder, will terminate as of the effective time of the merger. Until such time when the Heritage Directors' Deferred Compensation Plan is terminated, Heritage and its subsidiaries may continue to allow participants thereunder to elect to defer the receipt of all or a portion of the director fees he or she would otherwise receive and to credit such fees to the director's individual account under the plan. Upon the termination of the Heritage Directors' Plan, the balance in each individual account thereunder shall be distributed in a lump sum payment to the participant entitled thereto. The Board of Directors of Heritage, and the Board of Directors of each of its subsidiaries which is participating in the Heritage Directors' Deferred Compensation Plan, shall, prior to the day on which the effective time of the merger occurs, amend or cause the amendment of such plan to provide that upon the termination of such plan the accrued benefits thereunder shall be immediately paid in a lump sum payment to the individuals entitled to such accrued benefits. Notwithstanding the foregoing, if Old National adopts a deferred compensation plan for its directors and/or the directors of its subsidiaries, then the Heritage Directors' Deferred Compensation Plan shall be "frozen" as of the effective time of the merger and the accumulated benefit obligations under the Heritage Directors' Deferred Compensation Plan shall be transferred to, and become benefit obligations under, the Old National plan. Such transferred benefits shall thereafter accrue "earnings," be paid and generally be administered pursuant to the terms of the Old National plan. Prior to the effective time of the merger, Heritage shall use its best efforts to obtain acknowledgments and consents from each Heritage Directors' Deferred Compensation Plan participant as to the foregoing disposition of his or her plan benefit.

       The Heritage Bank Severance Policy will terminate as of the effective time of the merger. With respect to an individual covered by such severance policy on the date of its termination, in the event that he or she incurs, within twelve months from the effective time of the merger, an involuntary termination of employment for reasons other than cause, he or she shall be entitled to receive a severance benefit. The severance benefit shall be a salary continuation the amount of which shall be the amount payable to such individual under the salary continuation provisions of the Old National Severance Policy, if any, then applicable to such individual. An individual who is entitled to a benefit under the Old National Severance Policy shall also be entitled to a continuation of employee benefits as determined solely by the applicable provisions of the Old National Severance Policy.

       At or prior to the effective time of the merger, Heritage shall use its best efforts, including using its best efforts to obtain any necessary consents from optionees, with respect to the Heritage Bank 1989 Employees Stock Option Plan and the Heritage Financial Services, Inc. 1998 Stock Option Plan

("Heritage Stock Option Plans") to permit the conversion of each outstanding option to acquire shares of common stock of Heritage which was properly granted pursuant to a stock option agreement executed in accordance with the provisions of a Heritage Stock Option Plan by Old National, and to permit Old National to assume the sponsorship and administration of the Heritage Stock Option Plans. Heritage shall amend the Heritage Bank 1989 Employees Stock Option Plan, or cause such plan to be amended, to eliminate any rights to receive cash in lieu of stock under the plan. Finally, Heritage shall take all actions needed to terminate the Heritage Financial Services, Inc. 1998 Outside Directors' Stock Option Plan as of the effective time of the merger. In addition, all unexercised options previously granted under that plan shall lapse and become unexercisable on and after the effective time of the merger.

Indemnification; Directors' and Officers' Liability Insurance

Employment Agreements

         Earl O. Bradley, Chief Executive Officer and President of Heritage Bank, entered into a three-year employment agreement which becomes effective at the time the merger is completed. The agreement provides for Mr. Bradley to serve as of Chief Executive Officer and President of Old National Bank, Clarksville, Tennessee following the merger. The agreement provides for an annual salary of $165,000. Additionally, Old National will grant to Mr. Bradley executive performance awards, stock options, stock appreciation rights, bonuses and other incentive grants at least in equal amounts and substantially the same as those awarded to other executives of Old National during the term of Mr. Bradley's employment agreement.

         Under the terms of the employment agreement, Mr. Bradley agrees not solicit any of Old National's customers or employees for a term of eighteen months after his employment with Old National ends or the expiration of the term of the employment agreement. Additionally, Mr. Bradley agrees not to compete with Old National or be employed by Old National's competitors within Montgomery County, Tennessee and those counties contiguous to Montgomery County, Tennessee. This restriction is for a period of eighteen months after Mr. Bradley's employment with Old National ends or the term of the employment agreement ends.

         John T. Halliburton, Executive Vice President - Lending of Heritage Bank, entered into a three-year employment agreement which becomes effective at the time the merger is completed. The agreement provides for Mr. Halliburton to serve as Executive Vice President - Lending of Old National Bank, Clarksville, Tennessee following the merger. The agreement provides for an annual salary of $140,000. Additionally, Old National will grant to Mr. Halliburton executive performance awards, stock options, stock appreciation rights, bonuses and other incentive grants at least in equal amounts and substantially the same as those awarded to other executives of Old National during the term of Mr. Halliburton's employment agreement.

         Under the terms of the employment agreement, Mr. Halliburton agrees not solicit any of Old National's customers or employees for a term of eighteen months after his employment with Old National ends or the expiration of the term of the employment agreement. Additionally, Mr. Halliburton agrees not to compete with Old National or be employed by Old National's competitors within Montgomery County, Tennessee and those counties contiguous to Montgomery County, Tennessee. This restriction is for a period of eighteen months after Mr. Halliburton's employment with Old National ends or the term of the employment agreement ends.

         Randy Clouser, Senior Vice President - Commercial Loans of Heritage Bank, entered into a three-year employment agreement which becomes effective at the time the merger is completed. The agreement provides for Mr. Clouser to serve as Executive Vice President - Lending of Old National Bank, Clarksville, Tennessee following the merger. The agreement provides for an annual salary of $90,000. Additionally, Old National will grant to Mr. Clouser executive performance awards, stock options, stock appreciation rights, bonuses and other incentive grants at least in equal amounts and substantially the same as those awarded to other executives of Old National during the term of Mr. Clouser's employment agreement.

         Under the terms of the employment agreement, Mr. Clouser agrees not solicit any of Old National's customers or employees for a term of eighteen months after his employment with Old National ends or the expiration of the term of the employment agreement. Additionally, Mr. Clouser agrees not to compete with Old National or be employed by Old National's competitors within Montgomery County, Tennessee and those counties contiguous to Montgomery County, Tennessee. This restriction is for a period of eighteen months after Mr. Clouser's employment with Old National ends or the term of the employment agreement ends.

       The merger agreement provides that Old National will indemnify, defend and hold harmless any person who is or has been a director or officer of Heritage or was serving at the request of Heritage as a director or officer of any corporation, joint venture, trust employee benefit plan or other enterprise against all losses arising out of any claim that is based upon or in any way relates to any act or omission occurring at or prior to the effective time of the merger in the person's capacity as a director or officer. Old National will indemnify officers and directors of the subsidiaries of Heritage following the effective time of the merger to the same extent it indemnifies other persons working in similar capacities for Old National or its subsidiaries. The merger agreement also provides that Old National will maintain in effect for not less than two years from the effective time of the merger the directors' and officers' liability insurance policies carried by Heritage. However, Old National may substitute other liability insurance policies if the policies provide substantially similar coverage.

                         FEDERAL INCOME TAX CONSEQUENCES

       The following is a summary of the material federal income tax consequences to holders of Heritage common stock who hold such stock as a "capital asset" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended. Special tax consequences may be applicable to particular classes of taxpayers, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers, traders in securities that elect to apply a mark-to-market method of accounting, persons that hold Heritage common stock as part of a hedge, straddle or conversion transaction, persons who are not citizens or residents of the United States and shareholders who acquired their shares of Heritage common stock through the exercise of an employee stock option or otherwise received as compensation. The following represents general information only and is based on the Code, its legislative history, existing and proposed regulations thereunder, published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change possibly with retroactive effect. Tax considerations under state, local and foreign laws are not addressed in this document.

Tax Opinion

       Old National has requested the law firm of Krieg DeVault Alexander & Capehart, LLP to render an opinion that the merger, for federal income tax purposes, and the merger to be effected pursuant to the merger agreement constitutes a tax-free reorganization under the Code to each party thereto and to the shareholders of Heritage, except with respect to cash received by Heritage's shareholders for fractional share interests of Old National common stock.

       In rendering its opinion, Krieg DeVault Alexander & Capehart, LLP may require and rely upon representations contained in letters received from Old National and Heritage, respectively, and may rely on customary assumptions of certain facts stated in the opinion. Under the merger agreement, the obligations of each of Old National and Heritage to consummate the merger is conditioned upon the receipt of an opinion of their respective counsel substantially to the effect as set forth above. However, these legal opinions will not bind the Internal Revenue Service, which could take a different view.

Tax Consequences to Old National and Heritage

       Assuming the merger of Heritage with and into Old National is consummated as described in the merger agreement and constitutes a statutory merger under Indiana law, then for United States federal income tax purposes, the merger of Heritage with and into Old National will constitute a tax-free reorganization. As a result, Old National and Heritage will recognize neither gain nor loss as a result of the merger for federal income tax purposes.

Tax Consequences to Heritage Shareholders

       -   HERITAGE SHAREHOLDERS RECEIVING SOLELY OLD NATIONAL COMMON STOCK

         An Heritage shareholder who receives solely Old National common stock in exchange for shares of Heritage common stock owned by the shareholder will not recognize any gain or loss upon such exchange for federal income tax purposes. See the later paragraph for a discussion of the tax consequences of the receipt of cash in lieu of fractional share interests of Old National common stock.

       -   CASH RECEIVED FOR FRACTIONAL SHARES

       An Heritage shareholder who receives cash for a fractional share interest of Old National common stock will be treated as having received such fraction of a share of Old National common stock and then as having received cash in redemption of the fractional share interest, subject to the provisions of
Section 302 of the Code. That deemed redemption will be treated as a sale of the fractional share, unless it is both "essentially equivalent to a dividend" and is not "substantially disproportionate" with respect to the Heritage shareholder. If treated as a sale and not a dividend, the Heritage shareholder will recognize capital gain or loss equal to the difference between the amount of cash received and the portion of the basis of the shares of Heritage common stock allocable to the fractional interest. This capital gain or loss will be long term gain or loss if, as of the date of the merger, the holding period for the shares of Heritage common stock is greater than one year.

       THE INTERNAL REVENUE SERVICE HAS NOT VERIFIED THE FEDERAL INCOME TAX CONSEQUENCES DISCUSSION SET FORTH ABOVE. THE DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON THE FEDERAL INTERNAL REVENUE CODE AS IN EFFECT ON THE DATE OF THIS DOCUMENT WITHOUT CONSIDERATION OF ANY STATE LAWS OR THE PARTICULAR FACTS OR CIRCUMSTANCES OF ANY SHAREHOLDER OF HERITAGE. THE ABOVE DISCUSSION MAY NOT BE APPLICABLE WITH RESPECT TO SHARES ACQUIRED PURSUANT TO THE EXERCISE OF STOCK OPTIONS OR OTHERWISE RECEIVED AS COMPENSATION. HERITAGE URGES SHAREHOLDERS TO CONSULT WITH THEIR TAX ADVISOR WITH RESPECT TO ALL TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE EFFECT OF FEDERAL, STATE AND LOCAL TAX LAWS AND ANY OTHER TAX CONSEQUENCES.

                           COMPARATIVE PER SHARE DATA

Nature of Trading Market

       -  OLD NATIONAL

       Shares of Old National common stock are traded in the over-the-counter market and share prices are reported by the Nasdaq National Market System under the symbol OLDB. On September 9, 1999, the business day immediately preceding the public announcement of the merger, the closing price of Old National common stock reported by the Nasdaq National Market System was $28.63 per share. On _______________, 2000, the closing price of Old National common stock reported by the Nasdaq National Market System was $_____ per share. The following table sets forth, for the periods indicated, the high and low per share closing prices of Old National common stock as reported by the Nasdaq National Market System. The prices shown below have been adjusted for all stock splits and stock dividends paid by Old National.

                                               PRICE RANGE OF
                                                COMMON STOCK
                                           HIGH                LOW
                                           ----                ----
            1997
            ----
        First Quarter                  $   21.74          $   20.88
        Second Quarter                     25.63              21.59
        Third Quarter                      26.21              25.19
        Fourth Quarter                     28.65              25.63

            1998
            ----
        First Quarter                  $   28.87          $   27.22
        Second Quarter                     29.63              28.87
        Third Quarter                      33.70              28.91
        Fourth Quarter                     35.37              30.39

            1999
            ----
        First Quarter                  $   35.00          $   28.57
        Second Quarter                     33.57              28.57
        Third Quarter                      30.00              26.43
        Fourth Quarter                     30.55              26.19

       -  HERITAGE

       Shares of Heritage common stock are not traded publicly on a national exchange system. There is no established trading market for Heritage common stock, and trading in such shares is sporadic and generally confined to Clarksville, Tennessee. The quarterly high and low sale prices in the following table were obtained by Heritage from parties to the transactions. Heritage does not have information relating to the sale price in all transactions, and the prices provided may not be indicative of the actual high and low sale prices.


                                                PRICE RANGE OF
                                                 COMMON STOCK
                                           HIGH                LOW
                                           ----                ---
            1997
            ----
        First Quarter                  $   42.00              32.00
        Second Quarter                     49.00              44.00
        Third Quarter                      49.00              44.00
        Fourth Quarter                     75.00              62.00

                                               PRICE RANGE OF
                                                COMMON STOCK

                                           HIGH                LOW
                                           ----                ---

            1998
            ----
        First Quarter                  $   75.00              75.00
        Second Quarter                     95.00              65.00
        Third Quarter                     100.00              85.00
        Fourth Quarter                     95.00              82.00

            1999
            ----
        First Quarter                  $  100.00              95.00
        Second Quarter                    100.00              95.00
        Third Quarter                     100.00              95.00
        Fourth Quarter                     95.00              95.00

Dividends

       The following table sets forth the per share cash dividends paid on shares of Old National common stock and Heritage common stock since January 1, 1997. All dividends have been adjusted to give effect to their respective stock dividends and stock splits (if any).


                                       OLD NATIONAL        HERITAGE
                                          COMMON            COMMON
                                         STOCK (1)         STOCK (2)
                                       ------------        ---------
            1997
            ----
        First Quarter                  $    0.13          $    0.00
        Second Quarter                      0.13               0.00
        Third Quarter                       0.13               0.00
        Fourth Quarter                      0.14               1.20

            1998
            ----
        First Quarter                  $    0.13          $    0.00
        Second Quarter                      0.14               0.00
        Third Quarter                       0.14               0.00
        Fourth Quarter                      0.14               1.35

                                       OLD NATIONAL        HERITAGE
                                          COMMON            COMMON
                                         STOCK (1)         STOCK (2)
                                       ------------        ---------

            1999
            ----
        First Quarter                  $    0.15          $    0.00
        Second Quarter                      0.16               0.00
        Third Quarter                       0.16               0.00
        Fourth Quarter                      0.16               1.50

(1) The timing and amount of future dividends will depend upon earnings, cash requirements, the financial condition of Old National and its subsidiaries, applicable government regulations and other factors the Old National Board considers relevant. The dividend policies are subject to the discretion of the Old National Board. For certain restrictions on the payment of dividends on shares of Old National common stock, see "Comparison of Common Stock -- Dividend Rights."
(2) The merger agreement provides that Heritage may pay its customary annual dividends of up to $1.50 share prior to December 31, 1999. Certain subsidiaries may pay cash dividends to Heritage in the ordinary course of business for payment of reasonable and necessary business and operating expenses of Heritage and to provide funds for Heritage's dividends to Heritage shareholders in accordance with the merger agreement.

EXISTING AND PRO FORMA PER SHARE INFORMATION

       The following table sets forth certain historical, pro forma and equivalent information. The data is based on historical financial statements and the pro forma financial information included on pages ___ through ____ and has been restated to give effect to all stock dividends, including the 5% stock dividend issued by Old National on January 28, 1999, the 5% stock dividend declared by Old National on December 9, 1999 and a three-for-two stock split paid on May 24, 1999. Equivalent per share data is calculated by multiplying the pro forma Old National information by the exchange ratio of 3.3075 shares of Old National common stock for each share of Heritage common stock.

                                                                           As Reported
                                               --------------------------------------------------------------------
                                                                                       Cash           Book Value
                  Heritage                                Net Income                 Dividends      at Period End
--------------------------------------------   ---------------------------------  ---------------  ----------------
Nine months ended September 30, 1999                           $                     $                $
Year ended December 31,
                    1998
                    1997
                    1996

                                                                          Net Income (1)
                                               --------------------------------------------------------------------
                                                Old National        Heritage       Old National        Heritage
                                                Pro Forma (2)    Equivalent(2)     Pro Forma (3)    Equivalent(3)
                                               ---------------  ----------------  ---------------  ----------------
Nine months ended September 30, 1999           $         1.29   $        4.27     $       1.24     $        4.10
Year ended December 31,
                    1998                                 1.54            5.09             1.49              4.93
                    1997                                 1.40            4.63             1.37              4.53
                    1996                                 1.25            4.13             1.22              4.04

                                                                          Cash Dividends
                                               --------------------------------------------------------------------
                                                Old National        Heritage       Old National        Heritage
                                                Pro Forma (2)    Equivalent(2)     Pro Forma (3)    Equivalent(3)
                                               ---------------  ----------------  ---------------  ----------------
Nine months ended September 30, 1999           $         0.47   $        1.55     $       0.47     $        1.55
Year ended December 31,
                    1998                                 0.55            1.82             0.55              1.82
                    1997                                 0.53            1.75             0.53              1.75
                    1996                                 0.50            1.65             0.50              1.65

                                                     Shareholders' Equity
                                               ---------------------------------
                                                Old National        Heritage       Old National        Heritage
                                                Pro Forma (2)    Equivalent(2)     Pro Forma (3)    Equivalent(3)
                                               ---------------  ----------------  ---------------  ----------------
As of September 30, 1999                       $        10.70   $       35.39     $      10.64     $       35.19

As of December 31, 1998                                 10.73           35.49            10.63             35.16


                                                                   Market Value of Common Stock
                                               --------------------------------------------------------------------
                                                         Old National                    Heritage Equivalent
                                               ---------------------------------  ---------------------------------
As of September 9, 1999 (4)                     $                 28.51                  $           94.30



--------------------------------------

(1)      Only includes net income from continuing operations for Old National.
(2) Considers the pending merger with Heritage. See "Pro Forma Condensed Combined Financial Information."
(3) Considers the pending merger with Heritage and the pending merger as of September 30, 1999 with ANB Corporation. See "Pro Forma Condensed Combined Financial Information."
(4) Represents the last business day prior to the public announcement of the proposed merger of ANB and Old National.

                              OLD NATIONAL BANCORP
               PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
                                   (UNAUDITED)

       The accompanying financial statements present a Pro Forma Condensed Combined Balance Sheet of Old National as of September 30, 1999 and Pro Forma Condensed Combined Statements of Income for the nine months ended September 30, 1999 and for the years ended December 31, 1998, 1997, and 1996.

       The Pro Forma Condensed Combined Statements of Income for the nine months ended September 30, 1999 and the years ended December 31, 1998, 1997 and 1996 are presented giving effect to the pending merger as of January 1 of each of the years presented.

       The pro forma information is based upon historical financial statements. The assumptions give effect to the proposed merger under the pooling of interests method of accounting. The information has been prepared in accordance with the rules and regulations of the SEC and is provided for comparative purposes only. The information does not purport to be indicative of the results that actually would have occurred had the merger been effected on January 1 of the years presented.

                              OLD NATIONAL BANCORP
                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                            As of September 30, 1999
                       (Unaudited - Dollars in Thousands)



            ASSETS                   Old National      Heritage   Adjustments        Pro Forma
-----------------------------------  ------------    -----------  -----------        -----------
Cash and due from banks ...........   $   156,439    $     9,063                     $   165,502
Money market investments ..........        11,917          2,040                          13,957
Investment securities .............     1,725,378         27,649                       1,753,027
Loans .............................     4,796,556        182,777                       4,979,333
Reserve for loan losses ...........      (58,117)        (2,650)                        (60,767)
Excess cost over assets acquired ..        14,077             16                          14,093
Other intangibles .................             0            412                             412
Premises and equipment ............        90,880         11,187                         102,067
Other assets ......................       226,177          3,540                         229,717
                                      -----------    -----------   -----------       -----------
                                      $ 6,963,307    $   234,034   $         0       $ 7,197,341
                                      ===========    ===========   ===========       ===========
LIABILITIES AND
SHAREHOLDERS' EQUITY
Deposits ..........................   $ 5,025,330    $   198,861                     $ 5,224,191
Medium term notes .................        96,300              0                          96,300
Subordinated debentures ...........        17,808              0                          17,808
Other borrowings ..................     1,220,824         13,701                       1,234,525
Other liabilities .................        88,110          2,533                          90,643
                                      -----------    -----------                     -----------
      Total liabilities ...........     6,448,372        215,095             0         6,663,467
                                      -----------    -----------   -----------       -----------

Common stock ......................        45,635          1,210           791(a)         47,636
Capital surplus ...................       331,711          6,671         (791)(a)        337,591
Retained earnings .................       154,632         11,305                         165,937
Net unrealized gain ...............      (17,043)          (247)                        (17,290)
                                      -----------    -----------   -----------       -----------
      Total shareholders' equity ..       514,935         18,939             0           533,874
                                      -----------    -----------   -----------       -----------
                                      $ 6,963,307    $   234,034   $         0       $ 7,197,341
                                      ===========    ===========   ===========       ===========

Outstanding common shares .........        47,917                                         49,918
                                      ===========                                    ===========
Shareholders' equity per share.....         10.75                                          10.70
                                      ===========                                    ===========



                                          ANB
                                      Corporation    Adjustments         Pro Forma
                                      -----------    -----------       ------------
Cash and due from banks ...........   $    27,104                      $   192,606
Money market investments ..........         5,877                           19,834
Investment securities .............       116,832                        1,869,859
Loans .............................       653,678                        5,633,011
Reserve for loan losses ...........       (5,532)                         (66,299)
Excess cost over assets acquired ..        11,220                           25,313
Other intangibles .................             0                              412
Premises and equipment ............        13,601                          115,668
Other assets ......................        11,096                          240,813
                                      -----------    -----------       -----------
                                      $   833,876    $         0       $ 8,031,217
                                      ===========    ===========       ===========
LIABILITIES AND
SHAREHOLDERS' EQUITY
Deposits ..........................   $   676,642                      $ 5,900,833
Medium term notes .................             0                           96,300
Subordinated debentures ...........             0                           17,808
Other borrowings ..................        77,991                        1,312,516
Other liabilities .................         5,668                           96,311
                                      -----------    -----------       -----------
      Total liabilities ...........       760,301              0         7,423,768
                                      -----------    -----------       -----------

Common stock ......................         5,485          1,714 (b)        54,835
Capital surplus ...................        13,622        (1,714) (b)       349,499
Retained earnings .................        55,097                          221,034
Net unrealized gain ...............         (629)                         (17,919)
                                      -----------    -----------       -----------
      Total shareholders' equity ..        73,575              0           607,449
                                      -----------    -----------       -----------
                                      $   833,876    $         0       $ 8,031,217
                                      ===========    ===========       ===========

Outstanding common shares .........                                         57,117
                                                                       ===========
Shareholders' equity per share ....                                          10.64
                                                                       ===========


---------------------------------
See "Notes to Pro Forma Condensed Combined Financial Information."

                              OLD NATIONAL BANCORP
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
       (Unaudited - Dollars in Thousands, Except Share and Per Share Data)


                                                      As Reported                        As Reported
                                               -------------------------              -----------------
                                                   Old                                       ANB
                                                National      Heritage      Pro Forma    Corporation    Pro Forma
                                               -----------   -----------   -----------   -----------   ------------
Interest income............................    $   362,574   $    13,905   $   376,479   $    41,947   $    418,426
Interest expense...........................        183,722         5,930       189,652        18,402        208,054
                                               -----------   -----------   -----------   -----------   ------------
Net interest income........................        178,852         7,975       186,827        23,545        210,372
Provision for loan losses..................          8,437         1,079         9,516         1,090         10,606
                                               -----------   -----------   -----------   -----------   ------------
Net interest income after provision for
         loan losses.......................        170,415         6,896       177,311        22,455        199,766
Noninterest income.........................         50,186         3,063        53,249         8,299         61,548
Noninterest expense........................        134,696         6,464       141,160        20,941        162,101
                                               -----------   -----------   -----------   -----------   ------------
Income before income taxes.................         85,905         3,495        89,400         9,813         99,213
Provision for income taxes.................         23,057         1,209        24,266         3,568         27,834
                                               -----------   -----------   -----------   -----------   ------------
Net income from continuing operations......         62,848         2,286        65,134         6,245         71,379
Discontinued operations....................          3,483             0         3,483             0          3,483
                                               -----------   -----------   -----------   -----------   ------------
Net income.................................    $    66,331   $     2,286   $    68,617   $     6,245   $     74,862
                                               ===========   ===========   ===========   ===========   ============
Net income from continuing operations per common share: (b)
                                               ===========
         Assuming no dilution..............    $      1.30                 $      1.29                 $       1.24
                                               ===========                 ===========                 ============
         Assuming full dilution............    $      1.26                 $      1.26                 $       1.21
                                               ===========                 ===========                 ============
Weighted average common shares outstanding: (b)
         Assuming no dilution..............         48,393                      50,317                       57,450
                                               ===========                 ===========                 ============
         Assuming full dilution............         50,232                      52,159                       59,413
                                               ===========                 ===========                 ============

----------------------------------------
See "Notes to Pro Forma Condensed Combined Financial Information."

                              OLD NATIONAL BANCORP
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1998
       (Unaudited - Dollars in Thousands, Except Share and Per Share Data)



                                                      As Reported                        As Reported
                                               -------------------------              -----------------
                                                   Old                                       ANB
                                                National      Heritage      Pro Forma    Corporation    Pro Forma
                                               -----------   -----------   -----------   -----------   ------------
Interest income............................    $   456,528   $    16,813   $   473,341   $    50,174   $    523,515
Interest expense...........................        231,614         7,411       239,025        22,665        261,690
                                               -----------   -----------   -----------   -----------   ------------
Net interest income........................        224,914         9,402       234,316        27,509        261,825
Provision for loan losses..................         12,160         1,325        13,485         1,502         14,987
                                               -----------   -----------   -----------   -----------   ------------
Net interest income after provision for
         loan losses.......................        212,754         8,077       220,831        26,007        246,838
Noninterest income.........................         58,891         3,952        62,843        10,282         73,125
Noninterest expense........................        167,937         7,553       175,490        23,628        199,118
                                               -----------   -----------   -----------   -----------   ------------
Income before income taxes.................        103,708         4,476       108,184        12,661        120,845
Provision for income taxes.................         29,573         1,624        31,197         4,205         35,402
                                               -----------   -----------   -----------   -----------   ------------
Net income from continuing operations......         74,135         2,852        76,987         8,456         85,443
Discontinued operations....................        (9,854)             0       (9,854)             0        (9,854)
                                               -----------   -----------   -----------   -----------   ------------
Net income.................................    $    64,281   $     2,852   $    67,133   $     8,456   $     75,589
                                               ===========   ===========   ===========   ===========   ============
Net income from continuing operations per common share: (b)
                                               ===========
         Assuming no dilution..............    $      1.54                 $      1.54                 $       1.49
                                               ===========                 ===========                 ============
         Assuming full dilution............    $      1.49                 $      1.49                 $       1.46
                                               ===========                 ===========                 ============
Weighted average common shares outstanding: (b)
         Assuming no dilution..............         48,204                      50,091                       57,161
                                               ===========                 ===========                 ============
         Assuming full dilution............         50,373                      52,268                       59,489
                                               ===========                 ===========                 ============




--------------------------------------
See "Notes to Pro Forma Condensed Combined Financial Information."

                              OLD NATIONAL BANCORP
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997
       (Unaudited - Dollars in Thousands, Except Share and Per Share Data)


                                                      As Reported                        As Reported
                                               -------------------------              -----------------
                                                   Old                                       ANB
                                                National      Heritage      Pro Forma    Corporation    Pro Forma
                                               -----------   -----------   -----------   -----------   ------------
Interest income............................    $   435,038   $    13,616   $   448,654   $    46,862   $    495,516
Interest expense...........................        216,868         5,922       222,790        20,785        243,575
                                               -----------   -----------   -----------   -----------   ------------
Net interest income........................        218,170         7,694       225,864        26,077        251,941
Provision for loan losses..................         13,562           676        14,238         1,027         15,265
                                               -----------   -----------   -----------   -----------   ------------
Net interest income after provision for
         loan losses.......................        204,608         7,018       211,626        25,050        236,676
Noninterest income.........................         51,104         3,476        54,580         7,944         62,524
Noninterest expense........................        158,631         6,869       165,500        20,851        186,351
                                               -----------   -----------   -----------   -----------   ------------
Income before income taxes.................         97,081         3,625       100,706        12,143        112,849
Provision for income taxes.................         28,998         1,323        30,321         4,102         34,423
                                               -----------   -----------   -----------   -----------   ------------
Net income from continuing operations......         68,083         2,302        70,385         8,041         78,426
Discontinued operations....................        (5,005)             0       (5,005)             0        (5,005)
                                               -----------   -----------   -----------   -----------   ------------
Net income.................................    $    63,078   $     2,302   $    65,380   $     8,041   $     73,421
                                               ===========   ===========   ===========   ===========   ============
Net income from continuing operations per common share: (b)
                                               ===========
         Assuming no dilution..............    $      1.40                 $      1.40                 $       1.37
                                               ===========                 ===========                 ============
         Assuming full dilution............    $      1.36                 $      1.36                 $       1.33
                                               ===========                 ===========                 ============
Weighted average common shares outstanding: (b)
         Assuming no dilution..............         48,488                      50,321                       57,343
                                               ===========                 ===========                 ============
         Assuming full dilution............         51,135                      52,988                       60,143
                                               ===========                 ===========                 ============

--------------------------------------
See "Notes to Pro Forma Condensed Combined Financial Information."

                              OLD NATIONAL BANCORP
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1996
       (Unaudited - Dollars in Thousands, Except Share and Per Share Data)



                                                      As Reported                        As Reported
                                               -------------------------              -----------------
                                                   Old                                       ANB
                                                National      Heritage      Pro Forma    Corporation    Pro Forma
                                               -----------   -----------   -----------   -----------   ------------
Interest income............................    $   405,669   $    10,846   $   416,515   $    44,431   $    460,946
Interest expense...........................        196,289         4,629       200,918        19,848        220,766
                                               -----------   -----------   -----------   -----------   ------------
Net interest income........................        209,380         6,217       215,597        24,583        240,180
Provision for loan losses..................         11,082           485        11,567         1,156         12,723
                                               -----------   -----------   -----------   -----------   ------------
Net interest income after provision for
         loan losses........................       198,298         5,732       204,030        23,427        227,457
Noninterest income.........................         47,402         3,372        50,774         7,362         58,136
Noninterest expense........................        156,720         5,780       162,500        20,344        182,844
                                               -----------   -----------   -----------   -----------   ------------
Income before income taxes.................         88,980         3,324        92,304        10,445        102,749
Provision for income taxes.................         26,293         1,219        27,512         3,375         30,887
                                               -----------   -----------   -----------   -----------   ------------
Net income from continuing operations......         62,687         2,105        64,792         7,070         71,862
Discontinued operations....................            494             0           494             0            494
                                               -----------   -----------   -----------   -----------   ------------
Net income.................................    $    63,181   $     2,105   $    65,286   $     7,070   $     72,356
                                               ===========   ===========   ===========   ===========   ============
Net income from continuing operations per common share: (c)
                                               ===========
         Assuming no dilution..............    $      1.25                 $      1.25                 $       1.22
                                               ===========                 ===========                 ============
         Assuming full dilution............    $      1.22                 $      1.21                 $       1.19
                                               ===========                 ===========                 ============
Weighted average common shares outstanding: (c)
         Assuming no dilution..............         50,134                      51,905                       58,982
                                               ===========                 ===========                 ============
         Assuming full dilution............         52,772                      54,584                       61,785
                                               ===========                 ===========                 ============

--------------------------------------
See "Notes to Pro Forma Condensed Combined Financial Information."

                              OLD NATIONAL BANCORP
           NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION


(a) Exchange of 100% of ANB Corporation common stock for 7,198,671 shares of Old National common stock.

(b) Exchange of 100% of Heritage common stock for 2,001,166 of Old National common stock.

(c) Net income per share on a fully diluted basis assumes the conversion of Old National's convertible subordinated debentures.

                           DESCRIPTION OF OLD NATIONAL

Overview

         Old National is a bank holding company that operates 119 banking offices and 174 ATM locations in Indiana, Illinois and Kentucky through its bank subsidiaries. These banks provide a wide range of financial services, including:

         -        commercial, consumer and real estate loans;
         -        deposit products;
         -        issuing and servicing credit cards;
         -        leasing;
         -        letters of credit; and
         -        safe deposit facilities.

         Old National also owns nonbank subsidiaries which provide additional financial services incidental to its operations, including:

         -        securities brokerage services;
         -        fiduciary and trust services;
         -        investment services; and
         - issuance and reinsurance of credit life, accident, health, life, property and casualty insurance.

         Old National was incorporated in 1982 in the State of Indiana. It began its acquisition program in 1985 and has acquired 38 financial institutions since that time. Old National continues to explore opportunities to acquire banks, savings associations and nonbank companies and is currently reviewing and analyzing potential acquisitions, as well as engaging in discussions or negotiations concerning potential acquisitions. It is possible that none of these discussions or negotiations will result in definitive agreements or consummated acquisitions. Any acquisitions may be pending or completed prior to the completion of the merger.

         Old National's principal office is located at 420 Main Street, Evansville, Indiana 47708. Its telephone number is (812) 464-1434.

Supervision and Regulation

         As a bank holding company, Old National is subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. For a discussion of certain of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and certain specific information relevant to Old National, see Old National's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 which is incorporated by referenced into this document.

         This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders or creditors. The various government rules, regulations and requirements that apply to Old National impact its business and activities. A change in applicable statutes, rules, regulations and requirements that apply to Old National impact its business and activities may have a material effect on Old National's business and earnings. In addition, Old National's business and earnings are affected by general economic conditions, legislation and actions of regulatory authorities.

         Under policy of the Federal Reserve, a bank holding company is expected to act as a source of financial strength for its bank subsidiaries and to commit resources to support such banks. As a result, the Federal Reserve may require Old National to commit resources to its bank subsidiaries.

         On November 12, 1999, The President signed into law comprehensive legislation that modernizes the financial services industry for the first time in decades. The legislation permits bank holding companies to conduct essentially unlimited securities and insurance activities, in addition to other activities determined by the Federal Reserve to be related to financial services. As a result, Old National would be able to underwrite and sell securities and insurance. It would also be able to acquire, or be acquired by, brokerage firms and insurance underwriters. Old National has not had an opportunity to assess the impact of the legislation on its operations, but at the present time does not anticipate significant changes in its products or services.

Recent Developments

         On September 22, 1999, Old National registered $200 million of capital securities of wholly-owned business trusts. Following the effective date of the registration statement related to those securities, Old National may begin selling these securities.

         On December 9, 1999, Old National declared a 5% stock dividend to its shareholders of record on January 7, 2000 and payable on January 28, 2000. References to the exchange ratio contained in this document have been adjusted from 1.25 to 1.3125 pursuant to the merger agreement to give effect to the stock dividend and references to Old National's per share information have been adjusted to give effect to the stock dividend.

         On December 20, 1999, Old National announced that it had agreed to acquire Permanent Bancorp and Permanent Bank, each located in Evansville, Indiana, in a stock exchange for stock transaction valued at approximately $92 million. Permanent Bancorp has assets of approximately $500 million.

         On December 31, 1999, Old National through a subsidiary bank acquired Sycamore Agency, located in Terre Haute, Indiana, through a share exchange valued at approximately $10.8 million. Sycamore operates a general insurance agency with a focus on commercial property and casualty business.

Incorporation of Certain Information by Reference

         The foregoing information concerning Old National does not purport to be complete. Certain information relating to the executive compensation, various benefit plans (including stock option plans), voting securities, including the principal holders of those securities, certain relationships and related transactions and other matters as to Old National is incorporated by reference from or set forth in Old National's Annual Report on Form 10-K for the year ended December 31, 1998 and other documents filed by Old National and listed under "Where You Can Find More Information" in this document, which are specifically incorporated herein by reference. If you desire copies of any of these documents, you may contact Old National at its address or telephone number indicated under "Where You Can Find More Information."


                             DESCRIPTION OF HERITAGE

Business

         Heritage is a bank holding company with one affiliate bank located in Tennessee. Heritage engages in the business of commercial banking, investment management and insurance services, providing such products and services through its subsidiaries, Heritage Investment Center, Inc., Central Life Insurance Company, Advance Credit Company, Inc., and Heritage Investment Corporation, all located in offices throughout Tennessee. These subsidiaries provide a broad range of financial services to their customers. As of September 30, 1999, Heritage had consolidated assets of approximately $234.03 million. Heritage's principal office is located at 25 Jefferson Street, Clarksville, Tennessee 37040. Its telephone number is (931) 553-0500.

Incorporation of Certain Information by Reference

         The foregoing information concerning Heritage does not purport to be complete. Certain information relating to the executive compensation, various benefit plans (including stock option plans), voting securities, including the principal holders of those securities, certain relationships and related transactions and other matters as to Heritage is incorporated by reference from or set forth in Heritage's Annual Report on Form 10-KSB for the year ended December 31, 1998 and other documents filed by Heritage and listed under "Where You Can Find More Information" in this document, which are specifically incorporated herein by reference. If you desire copies of any of these documents, you may contact Heritage at its address or telephone number indicated under "Where You Can Find More Information."

                           COMPARISON OF COMMON STOCK

         Following the merger, the rights of former Heritage shareholders will be governed by the laws of the State of Indiana, the state in which Old National is incorporated, and by Old National's Articles of Incorporation, as amended and Old National's By-Laws, as amended. The rights of the shareholders of Heritage are presently governed by the laws of the State of Tennessee, the state in which Heritage is incorporated, and by Heritage's Charter, as amended and By-Laws, as amended. The rights of the shareholders of Heritage differ in certain respects from the rights they will have as Old National shareholders, including for anti-takeover measures and the vote required for the amendment of significant provisions of the articles of incorporation and for the approval of significant corporate transactions. The following summary comparison of Old National common stock and Heritage common stock includes all material differences in the rights accruing to holders of such shares but does not purport to be complete and is qualified in its entirety by reference to Old National's and Heritage's Articles of Incorporation and ByLaws and Heritage's Charter and By-Laws.

Authorized But Unissued Shares

         -       OLD NATIONAL

         Old National's Articles of Incorporation authorize the issuance of 75,000,000 shares of Old National Common Stock, of which approximately 47.9 million shares were outstanding as of September

30, 1999. The remaining authorized but unissued shares of common stock may be issued upon authorization of the Board of Directors of Old National without prior shareholder approval. Old National has 2,000,000 shares of preferred stock authorized. These shares are available to be issued, without prior shareholder approval, in classes with relative rights, privileges and preferences determined for each class by the Board of Directors of Old National. No shares of preferred stock are presently outstanding.

         The Board of Directors of Old National has authorized a series of preferred stock designated as Series A preferred stock. The Board of Directors of Old National has designated 200,000 shares of Series A preferred stock in connection with the shareholder rights plan of Old National. The Old National Series A preferred stock may not be issued except upon exercise of certain rights ("Rights") pursuant to such shareholder rights plan. No shares of Series A preferred stock have been issued as of the date of this Proxy Statement. See "Comparison of Common Stock -- Anti-Takeover Provisions -- Old National's Shareholder Rights Plan" below.

         As of September 30, 1999, Old National had approximately 500,000 shares of Old National common sock reserved for issuance under Old National's Stock Purchase and Discounted Dividend Reinvestment Plan and 1.4 million shares of its common stock reserved for issuance upon conversion of its outstanding 8% convertible subordinated debentures. Such debentures are convertible at any time prior to maturity, unless previously redeemed, into shares of Old National common stock at a conversion rate of 81.39 shares per $1,000 principal amount of debentures (equivalent to a conversion price of approximately $12.29 per share), subject to adjustment in certain events.

         The issuance of additional shares of Old National common stock or the issuance of Old National preferred stock may adversely affect the interests of Old National shareholders.

         -       HERITAGE

         Heritage's Charter authorizes the issuance of 3,000,000 shares of Heritage common stock, of which 605,039 were issued and outstanding as of September 30, 1999. Heritage has 1,000,000 shares of preferred stock authorized. No shares of preferred stock are presently outstanding. Following the merger, each outstanding share of Heritage common stock will convert to the right to receive 3.3075 shares of Old National common stock, as adjusted for the 5% stock dividend declared by Old National on December 9, 1999 subject to further adjustment for stock dividends and stock splits. See "Proposed Merger Conversion of Heritage Common Stock."

Preemptive Rights

         As permitted by Indiana law, Old National's Articles of Incorporation do not provide for preemptive rights to subscribe for any new or additional Old National common stock or other securities. Preemptive rights may be granted to Old National's shareholders if Old National's Articles of Incorporation are amended accordingly. As permitted by Tennessee law, Heritage's Charter do not provide for preemptive rights to subscribe for any new or additional Heritage common stock or other securities.

Dividend Rights

         The holders of common stock of Old National and Heritage are entitled to dividends and other distributions when, as and if declared by their respective boards of directors out of funds legally available therefor. Old National or Heritage may not pay a dividend if, after giving it effect, (1) Old National or Heritage, respectively, would not be able to pay its debts as they become due in the usual course of business, or (2) Old National's or Heritage's respective total assets would be less than the sum of its total liabilities plus, unless Old National's Articles of Incorporation or Heritage's Charter permitted otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend if Old National or Heritage respectively were to be dissolved at the time of the dividend.

         The amount of dividends, if any, that may be declared by Old National in the future will necessarily depend upon many factors, including, without limitation, future earnings, capital requirements, business conditions and capital levels of subsidiaries (since Old National is primarily dependent upon dividends paid by its subsidiaries for its revenues), the discretion of Old National's Board of Directors and other factors that may be appropriate in determining dividend policies.

         Cash dividends paid to Old National by its Illinois-chartered affiliate banks are limited by Illinois law to the bank's net profits then on hand, less losses and statutorily-defined bad debts. Cash dividends paid to Old National by its Kentucky-chartered affiliate banks are limited by Kentucky law to so much of the net profits of the banks, after deducting all expenses, losses, bad or suspended debts and interest and taxes accrued or due from the banks, as the boards of directors of the banks deem expedient. In addition, the approval of the Kentucky Commissioner of Banks is required if the total of all dividends declared by a Kentucky bank in any calendar year exceeds the bank's net profit for that year and the net retained profits from the preceding two years, less any transfers to surplus or a fund for retirement of preferred stock or debt. Old National's national affiliate banks and Indiana-chartered affiliate banks may pay cash dividends on their common stock only out of adjusted retained net profits for the year in which the dividend is paid and the two preceding years. Cash dividends paid to Heritage by Heritage Bank, as a Tennessee-chartered bank, are limited by Tennessee law to the undivided profits of Heritage Bank.

However, prior to the declaration of any dividend, the Bank must have made all required allocations to reserves for losses or contingencies. In addition, the approval of the Tennessee Department of Financial Institutions is required if the total dividends declared by Heritage Bank in any year exceeds the total of its net income for that year combined with its retained net income of the preceding two years.

         Dividends paid by Old National's affiliate banks will ordinarily be restricted to a lesser amount than is legally permissible because of the need for the banks to maintain adequate capital consistent with the capital adequacy guidelines promulgated by the banks' principal federal regulatory authorities. If a bank's capital levels are deemed inadequate by the regulatory authorities, payment of dividends to its parent holding company may be prohibited without prior regulatory approval. None of Old National's affiliate banks are currently subject to such a restriction.

Voting Rights

         The holders of the outstanding shares of Old National common stock and Heritage common stock are entitled to one vote per share on all matters presented for shareholder vote. Shareholders of Old National and Heritage do not have cumulative voting rights in the election of directors. Under cumulative voting, the number of shares a shareholder is entitled to vote is multiplied by the number of directors to be elected to the Board, which number represents the number of votes a shareholder may cast at such election. A shareholder may cast all his or her votes for one candidate or distribute them among any two or more candidates. The absence of cumulative voting rights in the election of directors may make it more difficult for a minority shareholder to elect a nominee as a director.

         Indiana law generally require that mergers, consolidations, sales, leases, exchanges or other dispositions of all or substantially all of the assets of a corporation be approved by the affirmative vote of a majority of the issued and outstanding shares entitled to vote at the shareholders meeting, subject in each case to provisions in the corporation's articles of incorporation requiring a higher percentage vote for certain transactions. Old National's Articles of Incorporation and Heritage's Charter provide that certain business combinations may, under certain circumstances, require approval of more than a simple majority of the issued and outstanding shares of Old National common stock. See "Comparison of Common Stock -- Anti-Takeover Provisions".

         Indiana law requires shareholder approval by a majority of a quorum present at a shareholders' meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote) for most amendments to a corporation's articles of incorporation. Indiana law permits a corporation in its articles of incorporation to prescribe a higher shareholder vote for certain amendments to the articles of incorporation. Old National's Articles of Incorporation require a super-majority shareholder vote of eighty percent (80%) of the outstanding shares of Old National common stock for the amendment of certain significant provisions.

Dissenters' Rights

         The holders of shares of Indiana business corporations possess dissenters' rights in connection with certain mergers and other significant corporate actions. Under Indiana law, a shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder's shares in the event of
(1) consummation of a plan of merger, if shareholder approval is required and the shareholder is entitled to vote thereon, (2) consummation of a plan of share exchange by which the shareholder's shares will be acquired, if the shareholder is entitled to vote thereon, (3) consummation of a sale or exchange of all, or substantially all, the property of the corporation other than in the usual course of business, if the shareholder is entitled to vote thereon, (4) approval of a control share acquisition under Indiana law, and (5) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, by-laws or a resolution of the board of directors provides that voting or non-voting shareholders are entitled to dissent and obtain payment for their shares.

         The dissenters' rights provisions described above do not apply, however, to the holders of shares of any class or series with respect to a merger, share exchange or sale or exchange of property if the shares of that class or series were registered on a United States securities exchange registered under the Exchange Act or traded on the Nasdaq National Market System or a similar market. As of the date of this Proxy Statement, shares of Old National common stock are traded on the Nasdaq National Market System and, therefore, Old National shareholders presently are not entitled to assert dissenters' rights under Indiana law with respect to any of the transactions discussed above.

         Under the TBCA, a shareholder is generally entitled to dissent from a corporate action and obtain payment of the fair value of his shares in certain events. These events generally include:

         - mergers, share exchanges and sales of substantially all of the corporation's assets other than in the usual and regular course of business, if the shareholder is entitled to vote on certain transactions;

         - certain types of amendments of the corporation's charter that materially and adversely affects a shareholder's rights; or

         - other corporate actions taken pursuant to a shareholder vote, to the extent the Charter, ByLaws, or a resolution of the board of directors provide for dissenters' rights.

         Heritage's Charter and By-Laws do not provide for any such additional dissenters' rights. Under the TBCA, a shareholder will not have the right to dissent as to any shares which are listed on a national securities exchange registered under Section 6 of the Exchange Act or are national market system securities under the Exchange Act rules. Heritage common stock is not currently so listed. Accordingly, shareholders of Heritage will be able to asset dissenters' rights with respect to their shares of Heritage common stock. See "Dissenters' Rights" on page _____.

Liquidation Rights

         In the event of any liquidation or dissolution of Old National, the holders of shares of Old National common stock are entitled to receive pro rata with respect to the number of shares held by them any assets distributable to shareholders, subject to the payment of Old National's liabilities and any rights of creditors and holders of shares of Old National preferred stock then outstanding. Shareholders of Heritage have similar liquidation rights.

Redemption and Assessment

         Under Indiana law, shares of Old National common stock are not liable to further assessment. Old National may redeem or acquire shares of Old National common stock with funds legally available therefor, and shares so acquired constitute authorized but unissued shares. The Old National Board of Directors authorized the purchase or redemption of up to the number of shares to be issued to the shareholders of Permanent Bancorp relating to Old National's acquisition of Permanent Bancorp. Old National may not redeem or acquire shares of Old National common stock if, after giving such redemption or acquisition effect, Old National would not be able to pay its debts as they become due in the usual course of business, or Old National's total assets would be less than the sum of its total liabilities plus, unless Old National's Articles of Incorporation permitted otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those whose stock is being redeemed or acquired if Old National were to be dissolved at the time of the redemption or acquisition.

         Under Tennessee law, shares of Heritage common stock are not liable to further assessment. Heritage may redeem or acquire shares of Heritage common stock with funds legally available therefor, and shares so acquired constitute authorized but unissued shares.

         In addition, Old National and Heritage must give prior notice to the Federal Reserve if the consideration to be paid by them for any redemption or acquisition of their respective shares, when aggregated with the consideration paid for all redemptions or acquisitions for the preceding twelve (12) months, equals or exceeds 10% of their respective consolidated net worth.

Anti-Takeover Provisions

         The anti-takeover measures applicable to Old National as described below, may have the effect of discouraging or rendering it more difficult for a person or other entity to acquire control of Old National. These measures may have the effect of discouraging certain tender offers for shares of Old National common stock which might otherwise be made at premium prices or certain other acquisition transactions which might be viewed favorably by a significant number of shareholders.

         INDIANA LAW. Under the business combinations provision of Indiana law, any 10% shareholder of an Indiana corporation, with a class of voting shares registered under Section 12 of the Exchange Act or which has specifically adopted this provision in the corporation's articles of incorporation, is prohibited for a period of five (5) years from completing a business combination with the corporation unless, prior to the acquisition of such 10% interest, the board of directors of the corporation approved either the acquisition of such interest or the proposed business combination. Further, the corporation and a 10% shareholder may not consummate a business combination unless all provisions of the articles of incorporation of the corporation are complied with and a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share determined in accordance with the business combinations provision of Indiana law.

         An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combinations provision, but such an election remains ineffective for eighteen (18) months and does not apply to a combination with a shareholder who acquired a 10% ownership position prior to the effective time of the election. Old National is subject to the business combinations provision of Indiana law, but such provision does not apply to the merger between Old National and Heritage. The constitutional validity of the business combinations provision of Indiana law has in the past been challenged and has been upheld by the United States Supreme Court.

         In addition to the business combinations provision, Indiana law also contains a "control share acquisition" provision which, although different in structure from the business combinations provision, may have a similar effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision also may have the effect of discouraging premium bids for outstanding shares. Indiana law provides that, unless otherwise provided in an Indiana corporation's articles of incorporation or by-laws, certain acquisitions of shares of the corporation's common stock will be accorded voting rights only if a majority of the disinterested shareholders approves a resolution granting the potential acquiror the ability to vote such shares. Upon disapproval of the resolution, the shares held by the acquiror shall be redeemed by the corporation at the fair value of the shares as determined by the control share acquisition provision.

         This provision does not apply to a plan of affiliation and merger, if the corporation complies with the applicable merger provisions and is a party to the plan of merger or plan of share exchange. Old National and Heritage are subject to the control share acquisition provision, but such provision does not apply to the merger between Old National and Heritage.

         TENNESSEE LAW. Tennessee's Business Combination Act (the "Tennessee Business Combination Act") provides that an interested stockholder (defined as person beneficially owning, either directly or indirectly, ten percent or more of the voting securities in a Tennessee corporation) cannot engage in a business combination with that corporation unless the transaction takes place at least five (5) years after the interested stockholder first became an interested stockholder, and unless either the transaction (a) is approved by at least two-thirds of the shares of the corporation not beneficially owned by an interested stockholder (b) satisfies certain fairness conditions specified in the Tennessee Business Combination Act relating to be paid to the non-interested stockholders in such transactions.

         These provisions apply to Tennessee corporations unless one of two events occurs. A business combination with an entity can proceed without the five year moratorium if the business combination or the transaction resulting in the stockholder becoming an interested stockholder is approved by the target corporation's board of directors before that entity becomes an interested stockholder. Alternatively, the corporation may enact a charter amendment or bylaw to remove itself entirely from the Tennessee Business Combination Act. This charter amendment or bylaw must be approved by a majority of the stockholders who have held shares for more than one year prior to the vote and may not take effect for at least two years after the vote. Heritage has not adopted such a provision in its Charter or By-Laws removing Heritage from coverage under the Tennessee Business Combination Act. The merger is not governed by the Tennessee Business Combination Act because the Heritage board of directors approved the merger agreement before it was executed.

         In addition to the Tennessee Business Combination Act, Tennessee law also contains the Tennessee Control Share Acquisition Act ("TCSAA"), which, although different in structure from the Tennessee Business Combination Act, may have a similar affect of discouraging or making more difficult a hostile take over of a Tennessee corporation. The TCSAA takes away the voting rights of a purchaser's shares any time an acquisition of shares in a Tennessee corporation brings the purchaser's voting power to 20%, 331/3% or more than 50% of all voting power in such corporation (a "control share"). The purchaser's voting rights can be maintained or re-established only by a majority vote of all the shares entitled to vote generally with respect to the election of directors other than those shares owned by the acquiror and the officers and inside directors of the corporation.

         After acquiring a control share, the TCSAA provides a procedure by which a purchase may demand a special meeting of stockholders to conduct such a vote. The purchaser can demand such a meeting before acquiring a control share, but, can do so only if it holds at least 10% of outstanding shares and announces a good faith intention to make the control share acquisition. The TCSAA applies only to a corporation that has adopted a provision in its charter or bylaw declaring that the TCSAA will apply. Heritage has not adopted any such provision in its Charter or By-Laws electing protection under the TCSAA and therefore is not subject to the TCSAA.

         The Tennessee Investor Protection Act (the "TIPA") provides that unless a Tennessee corporation's board of directors has recommended a take over offer to stockholders, no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within the preceding year, may make a tender offer for a class of equity security of the offeree company if after completion the offeror would be a beneficial owner of more than 10% of any class of outstanding equity securities of the company unless the offeror, before making such purchase:

         - A public announcement of his or her intention with respect to changing or influencing the management or control of the offeree company;

         - Makes a full, fair and effective disclosure of such intentions to the person from whom he or she intends to acquire such securities; and

         - Files with the Tennessee Commissioner of Commerce and Insurance (the "Commissioner") and the offeree company a statement signifying such intentions and containing such additional information as may be prescribed by the Commissioner.

         The offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a take over offer may be withdrawn by an offeree at any time within seven days from the date the offer has become effective following filing with the Commission and offeree company and public announcement of the terms or after 60 days from the date the offer has become effective. If the take over offer is for less than all the outstanding equity securities of any class, such an offer must also accept securities pro rata if the number of securities tendered is greater than the number the offeror has offered to accept and pay for. Such an offeror varies the terms of the take over offer before its expiration date by increasing the consideration offered to offerees, the offeror must pay the increased consideration for equity securities accepted whether accepted before or after the variation in the terms of the offer.

         Any person making a take over offer involving a Tennessee corporation shall file a registration statement with the Commissioner and send a copy of the registration statement by certified mail to the offeree company. The registration statement shall contain such information as set forth in the statute. The TIPA dos not apply to an offer involving a vote by holders of equity securities of the offeree company, pursuant to its charter, on a merger, consolidation or sale of corporate assets in consideration of the issuance of securities of another corporation, or on a sale of its securities in exchange for cash or securities of another corporation. The TIPA does not apply to the merger because the Heritage Board of Directors has recommended acceptance of the merger to its stockholders. The merger therefor does not involve a "takeover offer" within the meaning of the TIPA.

         OLD NATIONAL'S ARTICLES OF INCORPORATION. In addition to the protections provided by Indiana law, Old National's Articles of Incorporation require the affirmative vote of the holders of at least eighty percent (80%) of the issued and outstanding shares of capital stock for any business combination which is not recommended by the vote of two-thirds or more of the members of the Board of Directors of Old National. For purposes of Old National's Articles of Incorporation, "business combination" is defined to include: (1) a merger or consolidation of Old National with or into any other corporation, (2) any sale, lease, exchange or other disposition of any material part of the assets of Old National, or (3) any liquidation or dissolution of Old National or any material subsidiary of Old National. Further, this provision cannot be altered, amended or repealed without the affirmative vote of the holders of at least eighty percent (80%) of the issued and outstanding shares of Old National common stock entitled to vote thereon.

         Old National's Articles of Incorporation also include provisions requiring (1) the Board of Directors to consider non-financial factors in the evaluation of business combinations and tender or exchange offers, and (2) any person acquiring fifteen percent (15%) of the then issued and outstanding stock of Old National to pay equal consideration in connection with the acquisition of any further shares. These provisions require an eighty percent (80%) affirmative vote of the issued and outstanding shares of Old National common stock entitled to vote thereon in order to be altered, amended or repealed.

         OLD NATIONAL PREFERRED STOCK. The shares of Old National Series A preferred stock are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to all other series of preferred stock of Old National. Each share of Old National Series A preferred stock will be entitled to receive, when, as and if declared, a quarterly dividend in an amount equal to the greater of $1.00 per share or 100 times the quarterly cash dividend declared on Old National common stock. In addition, the Old National Series A preferred stock is entitled to 100 times any non-cash dividends (other than dividends payable in equity securities) declared on the Old National common stock, in like kind. In the event of liquidation, the holders of Old National

Series A preferred stock will be entitled to receive a liquidation payment in an amount equal to the greater of $100.00 per share or 100 times the liquidation payment made per share of Old National common stock. Each share of Old National Series A preferred stock will have 100 votes, subject to adjustment, voting together with the Old National common stock and not as a separate class unless otherwise required by law or Old National's Articles of Incorporation. In the event of any merger, consolidation or other transaction in which common shares are exchanged, each share of Old National Series A preferred stock will be entitled to receive 100 times the amount received per share of Old National common stock. The rights of the Old National Series A preferred stock as to dividends, voting rights and liquidation are protected by antidilution provisions.

         OLD NATIONAL'S SHAREHOLDER RIGHTS PLAN. On January 25, 1990, the Board of Directors of Old National declared a dividend of one (1) right for each issued and outstanding share of Old National common stock ("Right"). See "Comparison of Common Stock -- Authorized But Unissued Shares". The dividend was payable on March 15, 1990 to holders of record of Old National common stock at the close of business on March 1, 1990. Each Right entitles the registered holder to purchase from Old National one-hundredth (1/100) of a share of Old National Series A preferred stock at an initial Purchase Price of $60.00, subject to adjustment. The terms and conditions of the Rights are contained in a Rights Agreement between Old National and Old National Bank in Evansville, as Rights Agent.

         The foregoing information concerning Old National's shareholder Rights Plan does not purport to be complete. For additional information, see The Rights Agreement, dated March 1, 1990, between Old National and Old National Bank in Evansville, as Trustee, which is specifically incorporated herein by reference. See "Incorporation of Certain Documents by Reference." The shares of Old National common stock to be received by Heritage shareholders in the merger will be subject to the rights under the Old National Shareholder Rights Plan.

         HERITAGE'S CHARTER. In addition to the protections provided by Tennessee law, Heritage's Charter require the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of Heritage for any business combination which is not recommended by a majority vote of the members of the Board of Directors of Heritage. For purposes of Heritage's Charter, "business combination" is defined to include: (i) a merger or consolidation of Heritage with or into any other corporation; (ii) any sale, exchange or lease of all or substantially all of the assets of Heritage to any person or entity. Further, this provision cannot be amended or repealed without the affirmative vote of the holders of not less than two-thirds of the outstanding voting stock of Heritage.

         Heritage's Charter also includes provisions requiring the Board of Directors of Heritage to consider non-financial factors in the evaluation of business combinations in tender or exchange offers.

This provision requires the affirmative vote of the holders of not less than two-thirds of the outstanding voting stock of Heritage to amend or repeal the provision.

Director Liability

         Under Indiana law, a director of Old National will not be liable to shareholders for any action taken as a director, or any failure to take any action, unless (1) the director has breached or failed to perform his duties as a director in good faith with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation and (2) such breach or failure to perform constitutes willful misconduct or recklessness.

         Under Tennessee law, a director is not liable for any action taken as a director, or any failure to take any action, if the director has performed the duties of the office: (i) in good faith; (ii) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (iii) in a manner the director reasonably believes to be in the best interest of the corporation.

Director Nominations

         Old National's By-Laws require that all nominations for election as directors of Old National shall be made by the Board of Directors of Old National in accordance with the By-Laws. Under the By-Laws, the Nominating Committee of the Board of Directors of Old National ("Nominating Committee") is required to submit to the entire Board of Directors its recommendation of nominees for election as directors of Old National prior to each annual or special meeting of shareholders at which directors will be elected.

         The Nominating Committee is comprised of five (5) directors of Old National, none of whom is an officer or employee of Old National. The Nominating Committee maintains the responsibility to recruit potential director candidates, recommend changes to the entire Board of Directors concerning the size, composition and responsibilities of the Board of Directors, review proxy documents received from shareholders relating to the Board of Directors and review suggestions of shareholders regarding nominees for election as directors. All such suggestions of shareholders with respect to director nominations must be submitted in writing to the Nominating Committee not less than 120 days prior to the date of the annual or special meeting of shareholders at which directors will be elected.

         Heritage's By-Laws do not set forth a specific way for nominating directors. The By-Laws do specify that each director shall own at least 1,000 shares of Heritage and at least three-fourths of the directors shall be citizens of the United States and at least two-thirds shall be residents of Tennessee or reside within twenty-five miles of the main office of Heritage. The majority of the directors shall reside within a hundred miles of the main office of Heritage.

                                 LEGAL OPINIONS

         The validity of the shares of Old National common stock to be issued in the merger will be passed upon by Krieg DeVault Alexander & Capehart, LLP, One Indiana Square, Suite 2800, Indianapolis, Indiana 46204. Certain tax consequences of the merger will be passed upon by Krieg DeVault Alexander & Capehart, LLP.

                                     EXPERTS

         The consolidated financial statements of Old National and affiliates incorporated into this document have been audited by Arthur Andersen, LLP, independent public accountants, to the extent and for the years indicated in their report thereon, and have been so incorporated into this document in reliance upon the report of Arthur Andersen and upon the authority of such firm as experts in auditing and accounting.

         The consolidated financial statements of Heritage incorporated into this document have been audited by Heathcott & Mulloly, P.C., independent auditors, to the extent and for the year indicated in their report thereon. Such consolidated financial statements have been so incorporated into this document in reliance upon the report of Heathcott & Mulloly and upon the authority of such firm as experts in auditing and accounting.

         Representatives of Heathcott & Mulloly are not expected to be at the special meeting.

                                  OTHER MATTERS

         The special meeting is called for the purposes set forth in the Notice attached to this Proxy Statement. The Board of Directors of Heritage knows of no other matters for action by shareholders at the special meeting other than the matters described in the Notice. However, the enclosed proxy will confer discretionary authority to the persons named therein with respect to any such matters, none of which are known to the Board of Directors of Heritage as of the date hereof, which may properly come before the Special Meeting. It is the intention of the persons named in the proxy to vote pursuant to the proxy with respect to such matters in accordance with the best judgment of the person named in the proxy.

                           FORWARD-LOOKING STATEMENTS

         This document (including information included or incorporated by reference herein) contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of each of Old National and Heritage, as well as certain information relating to the merger, including, without limitation statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements due to, among others, the following factors: (a) expected cost savings from the merger may not be fully realized or realized within the expected time frame; (b) revenues following the merger may be lower than expected, or deposit attrition, operating costs or customer loss and business disruption following the merger may be greater than expected; (c) competitive pressures among depository and other financial institutions may increase significantly; (d) changes in the interest rate environment may reduce margins; (e) general economic or business conditions, either nationally or in the states in which Old National is doing business, may be less favorable than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; (f) legislative or regulatory changes may adversely affect the business in which Old National is engaged; (g) technological changes (including "Year 2000" data systems compliance issues) may be more difficult or expensive than anticipated; and (h) changes may occur in the securities markets.

                       WHERE YOU CAN FIND MORE INFORMATION

         Old National and Heritage are subject to the reporting requirements of the Exchange Act and in accordance therewith file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at prescribed rates at the following locations of the SEC:

               Public Reference Room             Midwest Regional Office
               450 Fifth Street, N.W.            500 West Madison Street
                     Room 1024                          Suite 1400
              Washington, D.C.  20549            Chicago, IL 60661-2511

Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding Old National and Heritage, and the address of that site is http://www.sec.gov. You may obtain information about Old National on its Internet site. The address of the site is http://www.oldnational.com. Old National's common stock is quoted on the Nasdaq National Market System and reports, proxy statements and other information concerning Old National are available for inspection and copying at prescribed rates at the office of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006.

         Old National has filed with the SEC a Registration Statement on Form S-4 under the Securities, with respect to the shares of Old National common stock to be issued in connection with its merger with Heritage. This Proxy Statement - Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement, including the exhibits filed as a part thereof or incorporated therein by reference, which can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at the addresses set forth above.

         The SEC allows Old National and Heritage to "incorporate by reference" information into this document. This means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document. This document incorporates by reference the documents listed below that Old National and Heritage have previously filed with the SEC. They contain important information about the companies and their financial condition.

         The following documents previously filed by Old National (SEC File No. 0-10888) with the SEC pursuant to the Exchange Act are incorporated herein by reference:

         - Old National's Quarterly Report on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999.

         - Old National's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

         - Old National's Annual Report to Shareholders for the fiscal year ended December 31, 1998.

         - The description of Old National's common stock contained in Old National's Current Report on Form 8-K, dated January 6, 1983, and the description of Old National's Preferred Stock Purchase Rights contained in Old National's Form 8-A, dated March 1, 1990, including the Rights Agreement, dated March 1, 1990, between Old National and Old National Bank in Evansville, as Trustee.

         -        The Current Report on Form 8-K filed on July 29, 1999.

         -        The Current Report on Form 8-K filed on December 1, 1999.

         The following documents previously filed by Heritage (SEC File No. 33-45240) with the SEC pursuant to the Exchange Act are incorporated herein by reference:

         - Heritage's Quarterly Report on Form 10-QSB for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999.

         - Heritage's Annual Report on Form 10-KSB, as amended, for the fiscal year ended December 31, 1998.

         - Heritage's Annual Report to Shareholders for the fiscal year ended December 31, 1998.

         Old National and Heritage incorporate by reference additional documents that either company may file with the SEC between the date of this document and the dates of the Heritage special meeting. These documents include periodic reports, such as Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-Q or 10-QSB and Current Reports on Form 8-K, as well as proxy statements.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

         Old National has supplied all information contained or incorporated by reference in this Old National Proxy Statement-Prospectus relating to Old National, as well as all pro forma financial information, and Heritage has supplied all relevant information relating to Heritage.

         You can obtain any of the documents incorporated by reference in this document through Old National or Heritage, as the case may be, or from the SEC through the SEC's Internet world wide web site at the address listed above. Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

          Old National Bancorp             Heritage Financial Services, Inc.
            420 Main Street                       25 Jefferson Street
             P. O. Box 718                    Clarksville, Tennessee 37041
       Evansville, Indiana  47705              Attn: Earl O. Bradley, III
  Attn:  Jeffrey L. Knight, Corporate    President and Chief Executive Officer
     Secretary and General Counsel                  (931) 553-0500
            (812) 464-1363

If you would like to request documents, please do so by _______________, 2000 to receive them before the special meeting. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, promptly after we receive your request.

         Old National and Heritage have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or any of the materials that we have incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                               LIST OF APPENDICES


Agreement of Affiliation and Merger, dated September 8, 1999,
between Old National Bancorp and Heritage Financial Services, Inc.    Appendix A

Fairness Opinion of Professional Bank Services, Inc.                  Appendix B

Chapter 23, Tennessee Business Corporation Act                        Appendix C

                                                                      APPENDIX A


                       AGREEMENT OF AFFILIATION AND MERGER

                  THIS AGREEMENT OF AFFILIATION AND MERGER ("Agreement") is made and entered into effective as of the 8th day of September, 1999, by and between OLD NATIONAL BANCORP ("ONB") and HERITAGE FINANCIAL SERVICES, INC. ("Heritage").

                              W I T N E S S E T H:

         WHEREAS, ONB is an Indiana corporation registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended ("BHC Act"), with its principal office located in Evansville, Vanderburgh County, Indiana; and

         WHEREAS, Heritage is a Tennessee corporation registered as a bank holding company under the BHC Act, with its principal office located in Clarksville, Montgomery County, Tennessee; and

         WHEREAS, Heritage is the sole owner, directly or indirectly, of all of the outstanding capital stock of: (i) Heritage Bank (the "Bank") and (ii) Heritage Investment Center, Inc. (the "Investment Center"), Central Life Insurance Company ("CLIC"), Advance Credit Company, Inc. (the "Finance Company") and Heritage Investment Corporation (the "Investment Corporation") (collectively, the "Subsidiaries"); and

         WHEREAS, ONB and Heritage seek to affiliate through a corporate reorganization whereby Heritage will merge with and into ONB and the Bank will thereby become a wholly-owned subsidiary of ONB; and

         WHEREAS, ONB and Heritage intend that the Merger (as hereinafter defined) constitute a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code of 1986, as amended ("Code"); and

         WHEREAS, the Board of Directors of each of ONB and Heritage has determined that it is in the best interests of its respective corporation to consummate the strategic business combination provided for herein and has approved this Agreement, authorized its execution and designated this Agreement a plan of reorganization and a plan of merger.

         NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the sufficiency of which is hereby acknowledged, ONB and Heritage hereby make this Agreement and prescribe the terms and conditions of the affiliation of ONB and Heritage and the mode of carrying such merger into effect as follows:

                                    SECTION 1

                                   THE MERGER

         1.01. General Description. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 10 hereof), Heritage shall merge with and into and under the Articles of Incorporation of ONB ("Merger"). ONB shall survive the Merger ("Surviving Corporation") and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law, as amended. Upon consummation of the Merger, the Bank shall become a wholly-owned subsidiary of ONB.

         1.02. Name, Officers, Directors and Management. (a) The name of the Surviving Corporation shall be "Old National Bancorp." Its principal office shall be located at 420 Main Street, Evansville, Indiana 47708.

         (b) The officers of ONB serving at the Effective Time shall continue to serve as the officers of the Surviving Corporation, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death or removal from office.

         (c) The directors of ONB as of the Effective Time shall be the directors of the Surviving Corporation, until such time as their successors have been duly elected and have been qualified or until their earlier resignation, death or removal from office.

         1.03. Capital Structure. The capital of the Surviving Corporation shall be not less than the capital of ONB immediately prior to the Effective Time.

         1.04. Articles of Incorporation and By-Laws. The Articles of Incorporation and By-Laws of ONB in existence at the Effective Time shall remain the Articles of Incorporation and By-Laws of the Surviving Corporation following the Effective Time, until such Articles of Incorporation and By-Laws shall be further amended as provided by applicable law.

         1.05. Assets and Liabilities. At the Effective Time, the title to all assets, real estate and other property owned by Heritage shall vest in ONB without reversion or impairment. At the Effective Time, all liabilities of Heritage shall be assumed by ONB.

         1.06. Tax-Free Reorganization and Accounting Treatment. ONB and Heritage intend for the Merger to qualify as a reorganization within the meaning of Section 368 and related sections of the Code, and for the Merger to be accounted for as a pooling of interests transaction. ONB and Heritage agree to cooperate and to take such action as may be reasonably necessary to achieve such results.


                                    SECTION 2

                      MANNER AND BASIS OF EXCHANGE OF STOCK

         2.01. Exchange Ratio. Upon and by virtue of the Merger becoming effective at the Effective Time, each issued and outstanding share of Heritage Common Stock (as defined in Section 4.03 hereof) shall be converted into the right to receive Three and Fifteen One-Hundredths (3.15) shares of ONB common stock ("Exchange Ratio"), subject to adjustment, if any, pursuant to the provisions of Section 2.03 hereof.

         2.02. No Fractional Shares. Certificates for fractional shares of ONB common stock shall not be issued for fractional interests resulting from application of the Exchange Ratio. Each shareholder of Heritage who would otherwise have been entitled to a fraction of a share of ONB common stock shall be paid in cash following the Effective Time an amount equal to such fraction multiplied by the average of the per share closing price of ONB common stock as reported on the Nasdaq National Market System for the final five (5) business days on which shares of ONB common stock were traded immediately preceding the Effective Time.

         2.03. Recapitalization. If, between the date of this Agreement and the Effective Time, the record date occurs for the distribution or issuance by ONB of a stock dividend with respect to its shares of common stock, or a combination, subdivision, reclassification or split of ONB's issued and outstanding shares of common stock, such that the number of issued and outstanding shares of ONB common stock is increased or decreased, then the Exchange Ratio shall be adjusted so that Heritage's shareholders shall receive, in the aggregate, such number of shares of ONB common stock representing the same percentage of outstanding shares of ONB common stock at the Effective Time as would have been represented by the number of shares of ONB common stock such shareholders would have received if any of the foregoing actions had not occurred.

         2.04. Distribution of ONB Common Stock and Cash. (a) In a reasonable period of time following the Effective Time, ONB shall mail to each Heritage shareholder a letter of transmittal providing instructions as to the transmittal to ONB of certificates representing shares of Heritage Common Stock and the issuance of shares of ONB common stock in exchange therefor pursuant to the terms of this Agreement.

         (b) Following the Effective Time, distribution of stock certificates representing shares of ONB common stock and any cash payment, without interest, for fractional shares, if any, shall be made by ONB to each former shareholder of Heritage as soon as practical following delivery to ONB of the shareholder's certificate(s) representing its shares of Heritage Common Stock accompanied by a properly completed and executed letter of transmittal, all in form and substance reasonably satisfactory to ONB.

         (c) As of the Effective Time, stock certificates representing shares of Heritage Common Stock shall be deemed to evidence ownership of ONB common stock for all corporate purposes other than the payment of dividends or other distributions. No dividends or other distributions otherwise payable subsequent to the Effective Time on shares of ONB common stock shall be paid to any Heritage shareholder entitled to receive the same until such shareholder has surrendered to ONB his or her certificate or certificates representing Heritage Common Stock in exchange for a certificate or certificates representing ONB common stock. Upon surrender of the certificates representing shares of Heritage Common Stock, there shall be paid in cash to the record holder of the new certificate or certificates evidencing shares of ONB common stock the amount of all dividends and other distributions, without interest thereon, withheld with respect to such shares of ONB common stock.

         (d) ONB shall be entitled to rely upon the stock transfer books of Heritage to establish the persons entitled to receive shares of ONB common stock pursuant to this Agreement, which books shall be conclusive with respect to the ownership of shares of Heritage Common Stock.

         (e) With respect to any certificate for shares of Heritage Common Stock which has been lost, stolen or destroyed, ONB shall be authorized to issue common stock (and to pay cash as to fractional shares) to the registered owner of such certificate upon receipt by ONB of an agreement to indemnify ONB against loss from such lost, stolen or destroyed certificate and an affidavit of lost, stolen or destroyed stock certificate, both in form and substance reasonably satisfactory to ONB, and upon compliance by the Heritage shareholder with all other reasonable requirements of ONB in connection with lost, stolen or destroyed stock certificates.

                                    SECTION 3

                             DISSENTING SHAREHOLDERS

         Shareholders of Heritage who properly exercise and perfect statutory dissenters' rights shall have the rights accorded to dissenting shareholders under Chapter 23 of the Tennessee Business Corporation Act, as amended.

                                    SECTION 4

                   REPRESENTATIONS AND WARRANTIES OF HERITAGE

         On or prior to the date hereof, Heritage has delivered to ONB a schedule (the "Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Section 4 or to one or more of its covenants contained in Section 6; provided, that the mere inclusion of an item in the Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Heritage that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined below).

         For the purpose of this Agreement, and in relation to Heritage and the Subsidiaries, a "Material Adverse Effect" means any effect that (i) is material and adverse to the financial position, results of operations or business of Heritage and the Subsidiaries taken as a whole, or (ii) would materially impair the ability of Heritage to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, (d) effects of any action taken with the prior written consent of ONB and (e) changes in general level of interest rate or conditions or circumstances that affect the banking industry generally.

         No representation or warranty of Heritage contained in this Section 4, except Section 4.03, shall be deemed untrue, incomplete or incorrect, and Heritage shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in this Section 4, has had or is reasonably likely to have a Material Adverse Effect on Heritage.

         Heritage accordingly hereby represents and warrants to ONB as follows:

         4.01. Organization and Authority. (a) Heritage is a corporation duly organized and validly existing under the laws of the State of Tennessee. Heritage has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Heritage has a class of stock registered pursuant to Section 12, and is subject to the reporting requirements, of the Securities Exchange Act of 1934, as amended ("1934 Act"). Except as set forth in the Disclosure Schedule, Heritage's only direct subsidiary is the Bank and Heritage has no other subsidiaries and owns no voting stock or equity securities of any corporation, partnership, association or other entity.

         (b) The Bank is a Tennessee state-chartered bank duly organized and validly existing under the laws of the State of Tennessee. The Bank has no subsidiaries, except the Bank owns all of the capital stock of: (i) the Investment Center; (ii) CLIC; (iii) the Finance Company; and (iv) the Investment Corporation. The Bank is subject to primary regulatory supervision and examination by the Tennessee Department of Financial Institutions ("TDFI"). The Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

         (c) The Investment Center is an investment brokerage services provider duly organized and validly existing under the laws of the State of Tennessee. The Investment Center has no subsidiaries. The Investment Center is subject to primary regulatory supervision and examination by the Tennessee Department of Commerce and Insurance ("TDCI"). The Investment Center has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

         (d) CLIC is a corporation duly organized and validly existing under the laws of the State of Tennessee. The Insurance Company has no subsidiaries. The Insurance Company is subject to primary regulatory supervision and examination by the TDCI. The Insurance Company has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

         (e) The Finance Company is a corporation duly organized and validly existing under the laws of the State of Tennessee. The Finance Company has no subsidiaries. The Finance Company is subject to primary regulatory supervision and examination by the TDCI. The Finance Company has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

         (f) The Investment Corporation is a Tennessee corporation duly organized and validly existing under the laws of the State of Tennessee. The Investment Corporation currently has no business operations and has no subsidiaries. The Investment Corporation has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

         4.02. Authorization. (a) Heritage has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Section 8.02(e) and (f) hereof. As of the date hereof, Heritage is not aware of any reason why the approvals set forth in Section 8.02(e) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 8.02(e). This Agreement, and its execution and delivery by Heritage, have been duly authorized and approved by the Board of Directors of Heritage and, assuming due execution and delivery by ONB, constitutes a valid and binding obligation of Heritage, subject to the fulfillment of the conditions precedent set forth in Section 8.02 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

         (b) Except as set forth in the Disclosure Schedule, neither the execution of this Agreement nor consummation of the Merger contemplated hereby:
(i) conflicts with or violates Heritage's Charter or ByLaws; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which Heritage or any Subsidiary is a party or by which Heritage or any Subsidiary is subject or bound; (iv) results in the creation of or gives any person, corporation or entity the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than ONB) or any other adverse interest, upon any right, property or asset of Heritage or any Subsidiary; or (v) terminates or gives any person, corporation or entity the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which Heritage or any Subsidiary is bound or with respect to which Heritage or any Subsidiary is to perform any duties or obligations or receive any rights or benefits.

         (c) Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by Heritage or any Subsidiary.

         4.03. Capitalization. (a) The authorized capital stock of Heritage as of the date hereof consists, and at the Effective Time will consist, of 1,000,000 shares of preferred stock, no par value, none of which shares are issued or outstanding and 3,000,000 shares of common stock, $2.00 par value per share, 583,439 of which shares are issued and outstanding, which number of issued shares of Heritage Common Stock is subject to increase to a total of 671,408 shares pursuant to the exercise of options (collectively, the "Stock Options") granted under the Heritage 1989 Stock Option Plan, the Heritage 1998 Outside Director Stock Option Plan, and the Heritage 1998 Stock Option Plan (collectively, the "Stock Option Plans") to purchase an aggregate of 87,969 shares of common stock of Heritage (such issued and outstanding shares are referred to herein as "Heritage Common Stock"). Such issued and outstanding shares of Heritage Common Stock have been duly and validly authorized by all necessary corporate action of Heritage, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former Heritage shareholder. Heritage has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of Heritage Common Stock.

         (b) The authorized capital stock of the Bank as of the date hereof consists, and at the Effective Time will consist, of 1,000,000 shares of common stock, $2.00 par value per share, 415,099 of which shares are issued and outstanding (such issued and outstanding shares are referred to herein as "Bank Common Stock"). Such issued and outstanding shares of Bank Common Stock have been duly and validly authorized by all necessary corporate action of the Bank, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former

Bank shareholder. All of the issued and outstanding shares of the Bank Common Stock are owned by Heritage free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. The Bank has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(b) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of Bank Common Stock.

         (c) The authorized capital stock of the Investment Center as of the date hereof consists, and at the Effective Time will consist, of 100 shares of common stock, $2.00 par value per share, 25 of which shares are issued and outstanding (such issued and outstanding shares are referred to herein as "Investment Center Common Stock"). Such issued and outstanding shares of the Investment Center Common Stock have been duly and validly authorized by all necessary corporate action of the Investment Center, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former Investment Center shareholder. All of the issued and outstanding shares of Investment Center Common Stock are owned by the Bank free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. The Investment Center has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(c) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of the Investment Center Common Stock.

         (d) The authorized capital stock of CLIC as of the date hereof consists, and at the Effective Time will consist, of 1,000,000 shares of common stock, $1.00 par value per share, 150,000 of which shares are issued and outstanding (such issued and outstanding shares are referred to herein as "CLIC Common Stock"). Such issued and outstanding shares of CLIC Common Stock have been duly and validly authorized by all necessary corporate action of CLIC, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former CLIC shareholder. All of the issued and outstanding shares of CLIC Common Stock are owned by the Bank free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. CLIC has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(d) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of CLIC Common Stock.

         (e) The authorized capital stock of the Finance Company as of the date hereof consists, and at the Effective Time will consist, of 10,000 shares of common stock, no par value, 1,000 of which shares are issued and outstanding (such issued and outstanding shares are referred to herein as "Finance

Company Common Stock"). Such issued and outstanding shares of the Finance Company Common Stock have been duly and validly authorized by all necessary corporate action of the Finance Company, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former Finance Company shareholder. All of the issued and outstanding shares of Finance Company Common Stock are owned by the Bank free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. The Finance Company has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(e) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of Finance Company Common Stock.

         (f) The authorized capital stock of the Investment Corporation as of the date hereof consists, and at the Effective Time will consist, of 100 shares of common stock, $2.00 par value, 25 of which shares are issued and outstanding (such issued and outstanding shares are referred to herein as "Investment Corporation Common Stock"). Such issued and outstanding shares of Investment Corporation Common Stock have been duly and validly authorized by all necessary corporate action of the Investment Corporation, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former Investment Corporation shareholder. All of the issued and outstanding shares of Investment Corporation Common Stock are owned by the Bank free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. The Investment Corporation has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(f) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of Investment Corporation Common Stock.

         (g) Except as set forth in the Disclosure Schedule and except for options granted under the Stock Option Plans, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of Heritage Common Stock, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of Heritage, by which Heritage is or may become bound. Heritage does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of Heritage Common Stock.

         (h) There are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of common stock of the Subsidiaries, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of a Subsidiary, by which a Subsidiary is or may become bound. None of the

Subsidiaries has any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of its common stock.

         (i) Except as set forth in the Disclosure Schedule, Heritage has no knowledge of any person or entity which beneficially owns 5% or more of its outstanding shares of Heritage Common Stock.

         (j) Set forth in the Disclosure Schedule is a listing of each affiliate of Heritage as described in Section 6.05 hereof setting forth the number of shares of Heritage Common Stock beneficially owned by each affiliate and the manner in which such shares are owned.

         4.04. Organizational Documents. The respective Charter and By-Laws of Heritage and each of the Subsidiaries, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been delivered to ONB.

         4.05. Compliance with Law. (a) Neither Heritage nor any Subsidiary has engaged in any activity nor taken or omitted to take any action which has resulted in the violation of any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, nor are they in violation of any order, injunction, judgment, writ or decree of any court or government agency or body. Heritage and each Subsidiary possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, and such licenses, franchises, permits, certificates and authorizations are transferable (to the extent required) to ONB at the Effective Time without any restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this Agreement.

         (b) Except as set forth in the Disclosure Schedule, neither Heritage nor any of the Subsidiaries or their property is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the TDFI, the Federal Reserve Board and Federal Deposit Insurance Corporation) or the supervision or regulation of Heritage or any of its Subsidiaries. There are no uncured violations, or violations with respect to which refunds or restitutions may be required, cited in any examination report of Heritage or any Subsidiary as a result of an examination by any regulatory agency or body, or set forth in any accountant's or auditor's report to Heritage or any Subsidiary.

         4.06. Accuracy of Statements Made and Materials Provided to ONB. No representation, warranty in this Section 4 or other statement made, or any information provided, by Heritage or any Subsidiary in this Agreement or the Disclosure Schedule (and any update thereto), and no written report, statement, list, certificate, materials or other information furnished or to be furnished by Heritage or any Subsidiary to ONB through and including the Effective Time in connection with this Agreement or the Merger contemplated hereby (including, without limitation, any written information which has been or shall be supplied by Heritage and the Subsidiaries with respect to their financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus and registration statement relating to the Merger), contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is mailed to Heritage's shareholders) any untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading.

         4.07. Litigation and Pending Proceedings. (a) Except as set forth in the Disclosure Schedule and lawsuits involving collection of delinquent accounts, there are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending or to the best knowledge of Heritage after due inquiry, threatened in any court or before any government agency or authority, arbitration panel or otherwise (nor does Heritage have any knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation) against, by or affecting Heritage or any Subsidiary or which would prevent the performance of this Agreement, declare the same unlawful or cause the rescission hereof.

         (b) Except as set forth in the Disclosure Schedule, neither Heritage nor any Subsidiary is: (i) subject to any outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the best knowledge of Heritage after due inquiry, under governmental investigation with respect to any actual or alleged violations of any law, statute, rule, regulation or ordinance; or
(iii) the subject of any pending or, to the best knowledge of Heritage after due inquiry, threatened proceeding by any government regulatory agency or authority having jurisdiction over its respective business, assets, capital, properties or operations.

         4.08. Financial Statements and Reports. Heritage has delivered to ONB copies of the following financial statements and reports of Heritage and the Subsidiaries, including the notes thereto (collectively, the "Heritage Financial Statements"):

         (a) Consolidated Balance Sheets and the related Consolidated Statements of Income and Consolidated Statements of Changes in Shareholders' Equity of Heritage as of and for the years ended December 31, 1996, 1997 and 1998, and as of and for the fiscal quarter ended June 30, 1999;

         (b) Consolidated Statements of Cash Flows of Heritage for the years ended December 31, 1996, 1997 and 1998, and for the fiscal quarter ended June 30, 1999;

         (c) Consolidated Statements of Changes in Financial Position of Heritage for the years ended December 31, 1997 and 1998, and for the fiscal quarter ended June 30, 1999.

         (d) Reports of Condition and Income ("Call Reports") for the Bank as of close of business on December 31, 1995, 1996, 1997 and 1998; and

         (e) Financial Statements of Heritage on Form FRY-9LP and Form FRY-9C filed with the Board of Governors of the Federal Reserve System at the close of business on December 31, 1997 and 1998.

         The Heritage Financial Statements present fairly the consolidated financial position of Heritage as of and at the dates shown and the consolidated results of operations for the periods covered thereby. The Heritage Financial Statements described in clauses (a), (b) and (c) above for completed fiscal years are audited financial statements and have been prepared in conformance with generally accepted accounting principles applied on a consistent basis, except as may otherwise be indicated in any accountants' notes or reports with respect to such financial statements. The Heritage Financial Statements do not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts which inclusion or omission would render any of the Heritage Financial Statements false, misleading or inaccurate in any respect.

         4.09. Properties, Contracts, Employees and Other Agreements. (a) Set forth in the Disclosure Schedule are a true, accurate and complete copy of the following:

         (i) A brief description and the location of all real property owned by Heritage and the Subsidiaries and the principal buildings and structures located thereon and each lease of real property to which Heritage or any Subsidiary is a party, identifying the parties thereto, the annual rental payable, the expiration date of the lease and a brief description of the property covered;

         (ii) a list of all agreements, contracts, leases, licenses, lines of credit, understandings, commitments or obligations of Heritage or any Subsidiary which individually or in the aggregate:

                  (A) involve payment or receipt by Heritage or any Subsidiary (other than as disbursements of loan proceeds to customers, loan payments by customers or customer deposits) of more than $50,000;

                  (B) involve payments based on profits of Heritage or any Subsidiary;

                  (C) relate to the purchase of goods, products, supplies or services in excess of $50,000;

                  (D)      were not made in the ordinary course of business; or

                  (E) may not be terminated without penalty within one (1) year from the date of this Agreement; and

         (iii) The name and current annual salary of each director, officer and employee of Heritage or any Subsidiary whose current annual salary is in excess of $50,000, and the profit sharing, bonus or other form of compensation (other than salary) paid or payable by Heritage or any Subsidiary to or for the benefit of each such person for the year ended December 31, 1998, and any employment, severance or deferred compensation agreement or arrangement with respect to each such person.

         (b) Each of the agreements, contracts, commitments, leases, instruments and documents set forth in the Disclosure Schedule relating to this Section 4.09 is valid and enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditor's rights, and Heritage and the Subsidiaries are, and, to the best knowledge of Heritage after due inquiry, all other parties thereto are, in compliance with the provisions thereof, and Heritage and the Subsidiaries are not in default in the performance, observance or fulfillment of any obligation, covenant or provision contained therein. None of the foregoing requires the consent of any party to its assignment in connection with the Merger contemplated by this Agreement. Other than as disclosed pursuant to this Section 4.09, to the best knowledge of Heritage after due inquiry, no circumstances exist resulting from transactions effected or to be effected, from events which have occurred or may occur or from any action taken or omitted to be taken which could reasonably be expected to result in the creation of any agreement, contract, obligation, commitment, arrangement, lease or document described in or contemplated by this Section 4.09.

         (c) Neither Heritage nor any Subsidiary is, to the best knowledge of Heritage after due inquiry, in default under or in breach of or, alleged to be in default under or in breach of, any loan or credit agreement, conditional sales contract or other title retention agreement, security agreement, bond, indenture, mortgage, license, contract, lease, commitment or any other instrument or obligation.

         4.10. Absence of Undisclosed Liabilities. Except as provided in the Heritage Financial Statements, Subsequent Heritage Financial Statements and in the Disclosure Schedule, except for unfunded loan commitments and obligations on letters of credit to customers of the Bank and trade payables incurred in the ordinary course of the Bank's business, and except for the transaction contemplated by this Agreement, neither Heritage nor any Subsidiary has, nor will have at the Effective Time, any obligation, agreement, contract, commitment, liability, lease or license which exceeds $50,000 individually, or any obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business, nor does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease or license.

         4.11. Title to Assets. Except as described in this Section 4.11: (a) Heritage or the Subsidiaries, as the case may be, has good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as bank premises and all other real estate owned) which is reflected in the Heritage Financial Statements as of June 30, 1999; good title to all personal property reflected in the Heritage Financial Statements as of June 30, 1999, other than personal property disposed of in the ordinary course of business since June 30, 1999; good title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which Heritage and the Subsidiaries purports to own or which Heritage or any Subsidiary uses in its business; good title to, or right to use by terms of a valid and enforceable lease or contract, all other property used in their respective businesses; and good title to all property and assets acquired and not disposed of or leased since June 30, 1999. All of such properties and assets are owned by Heritage or a Subsidiary free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, security interests, charges, claims, rights of third parties or encumbrances of any nature except: (i) as set forth in the Disclosure Schedule;
(ii) as specifically noted in the Heritage Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens of record, imperfections of title and other limitations which are not material in amounts to Heritage on a consolidated basis and which do not materially detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or impair the use thereof for the purposes for which they are held or used. All real property owned or leased by Heritage or any Subsidiary is in compliance with all applicable zoning and land use laws.

         All real property, machinery, equipment, furniture and fixtures owned or leased by Heritage or any of the Subsidiaries is structurally sound, in good operating condition and has been and is being maintained and repaired in the ordinary condition of business.

         (b) Heritage and the Subsidiaries have conducted their respective businesses in compliance with all federal, state, county and municipal laws, statutes, regulations, rules, ordinances, orders, directives, restrictions and requirements relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants or storm water or process waste water or otherwise relating to the environment, air, water, soil or toxic or hazardous substances or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and the rules and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corp of Engineers, the Department of Interior, the United States Fish and Wildlife Service and any state department of natural resources or state environmental protection agency now in effect (collectively, "Environmental Laws"). Except as set forth in the Disclosure Schedule, there are no pending or, to the best knowledge of Heritage after due inquiry, threatened, claims, actions or proceedings by any local municipality, sewage district or other governmental entity against Heritage or any Subsidiary with respect to the Environmental Laws. No environmental clearances or other governmental approvals are required for the conduct of the business of Heritage or any Subsidiary as presently conducted. Neither Heritage nor any Subsidiary is the owner, and has not been in the chain of title or the operator or lessee, of any property on which any substances have been released, which substances if known to be present on, at or under such property would require clean-up, removal, treatment, abatement, response costs or any other remedial action under any Environmental Law, and there is no reasonable basis or grounds for any such claim, action or proceeding. Heritage and the Subsidiaries own, operate, lease, use and control, and have owned, operated, leased, used and controlled, all real property in compliance with the Environmental Laws. Neither Heritage nor any Subsidiary has any liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.

         4.12. Loans. (a) Except as set forth in the Disclosure Schedule, there is no loan by the Bank in excess of $50,000 that has been classified by bank regulatory management as "Other Loans Specially Mentioned," "Substandard," "Doubtful" or "Loss" or in excess of $50,000 that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability. The most recent loan watch list of the Bank and a list of all loans in excess of $50,000 which the Bank has determined to be thirty (30) days or more past due with respect to principal or interest payments or has placed on nonaccrual status has been provided to ONB.

         (b) All loans reflected in the Heritage Financial Statements as of June 30, 1999 and which have been made, extended, renewed, restructured, approved, amended or acquired since June 30, 1999: (i) to the best knowledge of Heritage after due inquiry, constitute the legal, valid and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditors' rights; (ii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iii) are secured, to the extent that Heritage or any Subsidiary has a security interest in collateral or a mortgage securing such loans, by perfected security interests or recorded mortgages naming Heritage or a Subsidiary as the secured party or mortgagee (unless by written agreement to the contrary).

         (c) The reserves, the allowance for possible loan and lease losses and the carrying value for real estate owned which are shown on the Heritage Financial Statements are adequate in all respects under the requirements of generally accepted accounting principles applied on a consistent basis to provide for possible losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of the respective dates.

         4.13. Shareholder Rights Plan. Except as otherwise provided in this Agreement, the Disclosure Schedule and Heritage's Charter and By-Laws, Heritage has no shareholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of Heritage or which may be considered an anti-takeover mechanism.

         4.14. Employee Benefit Plans. (a) With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), sponsored or otherwise maintained by Heritage or any Subsidiary, whether written or oral, in which Heritage or any Subsidiary participates as a participating employer; to which Heritage or any Subsidiary contributes and including any such plans which within the preceding six years have been terminated, merged into another plan of Heritage or any Subsidiary, frozen or discontinued (collectively, "Heritage

Plans") except as set forth on the Disclosure Schedule: (i) all such Heritage Plans have been, in all respects, maintained in compliance with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including, without limitation, ERISA, the Code, and Treasury and Labor Regulations promulgated thereunder, (ii) all Heritage Plans intended to constitute tax-qualified plans under Section 401(a) of the Code have received favorable determination letters from the Internal Revenue Service ("Service") with respect to "TRA" (as defined in Section 1 of Rev. Proc. 93-39), and Heritage is not aware of any circumstances likely to result in revocation of any such favorable determination letter; (iii) except for the Heritage Common Stock held by its trustee as an asset of the Heritage ESOP, no Heritage Plan (or its related trust) holds any stock or other securities of Heritage or any related or affiliated person or entity; (iv) Heritage has not engaged in any transaction that may subject Heritage, or any Heritage Plan, to a civil penalty imposed by
Section 502 of ERISA; (v) no prohibited transaction (as defined in Section 406 of ERISA and as defined in Section 4975(c) of the Code) has occurred with respect to any Heritage Plan; (vi) there are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or, to the best knowledge of Heritage after due inquiry, threatened, against Heritage, any Subsidiary, any Heritage Plan, any fiduciary of any Heritage Plan or the assets of any Heritage Plan as to which Heritage or any Subsidiary would have liability.

         (b) Heritage has made available to ONB true, accurate and complete copies of the following (including all plans and programs which have been terminated): (i) pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option and stock appreciation right plans and all amendments thereto and all summary plan descriptions thereof (including any modifications thereto); (ii) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, bonus, severance and collective bargaining agreements, arrangements or understandings; (iii) all executive and other incentive compensation plans, programs and agreements; (iv) all group insurance and health insurance contracts, policies or plans; and (v) all other incentive, welfare, fringe or benefit plans, or agreements, maintained or sponsored, participated in, or contributed to by Heritage or any Subsidiary for its current or former directors, officers or employees.

         (c) Except as set forth on the Disclosure Schedule, no current or former director, officer or employee of Heritage or any Subsidiary is entitled to any benefit under any welfare benefit plans (as defined in Section 3(1) of ERISA) after termination of employment with Heritage, except that such individuals may be entitled to continue their group health care coverage pursuant to the retiree health coverage provisions of the Heritage Group Health Plan or pursuant to Section 4980B of the Code if they pay the cost of such coverage pursuant to the applicable requirements of that plan or the Code with respect thereto, whichever is applicable.

         (d) With respect to any group health plan (as defined in Section 607(1) of ERISA) sponsored or maintained by Heritage or any Subsidiary, in which Heritage or any Subsidiary participates as a participating employer or to which Heritage or any Subsidiary contributes, no director, officer, employee or agent of Heritage or any Subsidiary has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on Heritage or any Subsidiary under Code Section 4980B(a). With respect to all such plans, all applicable provisions of Section 4980B of the Code and Section 601 of ERISA have been complied with in all respects by Heritage and the Subsidiaries.

         (e) Except as set forth on the Disclosure Schedule, there are no collective bargaining, employment, management, consulting, deferred compensation, reimbursement, indemnity, retirement, early retirement, severance or similar plans or agreements, under discussion or negotiation by management with any employee or group of employees, any member of management or any other person.

         4.15. Obligations to Employees. All contributions required to be made under the terms of any Heritage Plan have been timely made or have been reflected on the Heritage Financial Statements. Neither any Heritage Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (a "Pension Plan") nor any single-employer plan or any entity which is considered one employer with Heritage under Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate") has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. Neither Heritage nor any of its Subsidiaries have provided, or is required to provide, security to any Pension Plan or to any single-employer plan of any ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

         4.16. Taxes, Returns and Reports. Except as set forth in the Disclosure Schedule, Heritage and each Subsidiary has since January 1, 1995: (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all respects; (b) paid or otherwise adequately reserved in accordance with generally accepted accounting principles for all taxes, assessments and other governmental charges due or claimed to be due upon Heritage or any Subsidiary or any of their income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Heritage has established, and shall establish in the Subsequent Heritage Financial Statements, in accordance with generally accepted accounting principles, a reserve for taxes in the Heritage Financial Statements adequate to cover all of Heritage's and the Subsidiaries' tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither Heritage nor any Subsidiary has, nor will have, any liability for taxes of any nature for or with respect to the operation of their respective businesses, including the business of any subsidiary, or ownership of their assets, including the assets of any subsidiary, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent Heritage Financial Statements (as hereinafter defined) or as accrued or reserved for on the books and records of Heritage. Neither Heritage nor any Subsidiary is currently under audit by any state or federal taxing authority. No federal, state or local tax returns of Heritage have been audited by any taxing authority during the past five (5) years.

         4.17. Deposit Insurance. The deposits of the Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act, as amended, and Heritage and the Bank have paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

         4.18. Insurance. Set forth in the Disclosure Schedule is a list and brief description of all policies of insurance (including, without limitation, bankers' blanket bond, directors' and officers' liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by Heritage or any Subsidiary on the date hereof or with respect to which Heritage or any Subsidiary pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due, and a true, accurate and complete copy thereof has been made available to ONB prior to the date hereof.

         4.19. Books and Records. The books and records of Heritage and the Subsidiaries have been fully, properly and accurately maintained.

         4.20. Broker's, Finder's or Other Fees. Except for reasonable fees of Heritage's attorneys, accountants and investment bankers, all of which shall be paid by Heritage prior to the Effective Time, no agent, broker or other person acting on behalf of Heritage or any Subsidiary or under any authority of Heritage or any Subsidiary is or shall be entitled to any commission, broker's or finder's fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

         4.21. Interim Events. (a) Except as set forth in the Disclosure Schedule, between the period from June 30, 1999 to the date of this Agreement, no event has occurred and no fact or circumstance shall have come to exist or come to be known which, directly or indirectly, individually or taken together with all other facts, circumstances and events, has had, or is reasonably likely to have, a Material Adverse Effect.

         (b) Except as set forth in the Disclosure Schedule, between the period from June 30, 1999 to the date of this Agreement, Heritage and the Subsidiaries have carried on their businesses in the ordinary and usual course consistent with their past practices (excluding the incurrence of fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby) and there has not been:

                  (i) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to Heritage Common Stock; or

                  (ii) any split, combination or reclassification of any capital stock of Heritage or any Subsidiary or any issuance or the authorization of any issuance of any other securities in respect of, or in lieu of or in substitution for shares of Heritage Common Stock, except for issuances of Heritage Common Stock upon the exercise of the Options awarded prior to the date hereof in accordance with the terms of the Stock Option Plans.

         4.22. Regulatory Filings. Heritage and the Subsidiaries have filed and will continue to file in a timely manner all required filings with the Securities and Exchange Commission ("SEC"), including, but not limited to, all reports on Form 8-K, Form 10-KSB and Form 10-QSB and proxy statements, and with all appropriate federal and state regulatory agencies and authorities as required by applicable law. All such filings with the SEC and with all other appropriate federal and state regulatory agencies were and will be true, accurate and complete as of the dates of the filings and have been complied or will comply in all respects as to form with the applicable requirements and prepared in conformity with generally accepted regulatory accounting principles applied on a consistent basis, and no such filing contained or will contain any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in light of the circumstances under which they were made, not false or misleading.

         4.23. Indemnification Agreements. (a) Neither Heritage nor any Subsidiary is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against liability or hold the same harmless from liability other than as expressly provided in the Charter or By-Laws of Heritage, the Investment Center, CLIC, the Finance Company and the Investment Corporation.

         (b) No claims have been made against or filed with Heritage or any Subsidiary nor have, to the best knowledge of Heritage after due inquiry, any claims been threatened against Heritage or any Subsidiary, for indemnification against liability or for reimbursement of any costs or expenses incurred in connection with any legal or regulatory proceeding by any present or former director, officer, shareholder, employee or agent of Heritage or any Subsidiary.

         4.24. Year 2000. (a) All devices, systems, machinery, information technology, computer software and hardware, and other date sensitive technology (collectively, the "Systems") necessary for Heritage to carry on its business as presently conducted and as contemplated to be conducted in the future are Year 2000 Compliant or will be Year 2000 Compliant within a period of time calculated to result in no disruption of any of Heritage's business operations. Neither Heritage nor any Subsidiary has received, or reasonably expects to receive, a deficiency notice for any federal or state regulator relating to their failure to be Year 2000 Compliant. For purposes of this Section 4.24, "Year 2000 Compliant" means that such Systems are designed to be used prior to, during and after the Gregorian calendar year 2000 A.D. and will operate during each such time period without error relating to date data, specifically including any error relating to, or the product of, date data which represents or references different centuries or more than one century.

         (b)  Heritage has:

                  (i) undertaken a detailed inventory, review, and assessment of all areas within its business and operations that could be adversely affected by the failure of Heritage to be Year 2000 Compliant on a timely basis;

                  (ii) developed a detailed plan and timeline for becoming Year 2000 Compliant on a timely basis; and

                  (iii) to date, implemented that plan in accordance with that timetable.

         4.25. Shareholder Approval. The affirmative vote of the holders of a majority of the Heritage Common Stock (which are issued and outstanding on the record date relating to the meeting of shareholders) is required for shareholder approval of this Agreement and the Merger.

         4.26. Nonsurvival of Representations and Warranties. The representations and warranties of Heritage contained in this Agreement shall expire at the earlier of the termination of this Agreement and the Effective Time, and thereafter Heritage and all directors, officers and employees of Heritage shall have no further liability with respect thereto, except for fraud or for false or misleading statements made intentionally or knowingly in connection with such representations and warranties.


                                    SECTION 5

                      REPRESENTATIONS AND WARRANTIES OF ONB

         On or prior to the date hereof, ONB has delivered to Heritage a schedule (the "ONB Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate as an exception to one or more representations or warranties contained in this Section 5 or to one or more of its covenants contained in Section 7; provided, that the mere inclusion of an item in the ONB Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by ONB that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined below). The items set forth in the Disclosure Schedule establish only those items that constitute an exception to a representation or warranty which constitutes, or is reasonably likely to result in, a Material Adverse Effect.

         For the purpose of this Agreement, and in relation to ONB and its subsidiaries, a Material Adverse Effect means any effect that (i) is material and adverse to the financial position, results of operations or business of ONB and its subsidiaries taken as a whole, or (ii) would materially impair the ability of ONB to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, and (d) changes in general level of interest rate or conditions or circumstances that affect the banking industry generally.

         No representation or warranty of ONB contained in this Section 5, shall be deemed untrue or incorrect, and ONB shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in this Section 5, has had or is reasonably likely to have a Material Adverse Effect on ONB.

         ONB accordingly hereby represents and warrants to Heritage as follows:

         5.01. Organization and Authority. ONB is a corporation duly organized and validly existing under the laws of the State of Indiana, is a registered bank holding company under the BHC Act, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. ONB's common stock is registered pursuant to Section 12, and ONB is subject to the reporting requirements, of the 1934 Act. Each of ONB's direct subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and has full power and authority to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

         5.02. Authorization. (a) ONB has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in
Section 8.01 (d), (e) and (f) hereof. As of the date hereof, ONB is not aware of any reason why the approvals set forth in Section 8.01(e) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 8.01(e). This Agreement and its execution and delivery by ONB have been duly authorized by its Board of Directors. Assuming due execution and delivery by Heritage, this Agreement constitutes a valid and binding obligation of ONB, subject to the conditions precedent set forth in Section 8.01 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

         (b) Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates ONB's Articles of Incorporation or By-Laws; (ii) conflicts with or violates in any respect any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, contract, lease, agreement, arrangement, commitment or other instrument to which ONB is a party or by which ONB is subject or bound; (iv) results in the creation of or gives any person, corporation or entity the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than Heritage) or any other adverse interest, upon any right, property or asset of ONB; or (v) terminates or gives any person, corporation or entity the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which ONB is bound or with respect to which ONB is to perform any duties or obligations or receive any rights or benefits.

         (c) Other than in connection or in compliance with applicable federal and state banking, securities and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for the consummation by ONB of the Merger contemplated by this Agreement.

         5.03. Capitalization. (a) The authorized capital stock of ONB as of the date hereof consists of (i) 75,000,000 shares of common stock, no par value per share, of which approximately 46,158,663 shares were issued and outstanding as of June 30, 1999, and (ii) 2,000,000 shares of preferred stock, no shares of which have been or are presently intended to be issued, other than in connection with any obligations of ONB to issue such preferred stock under its shareholders' rights plan. Such issued and outstanding shares of ONB capital stock have been duly and validly authorized by all necessary corporate action of ONB, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former ONB shareholder. All of the issued and outstanding shares of common stock of ONB's subsidiaries are owned by ONB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. Except as described in this Section 5.03, ONB has no other authorized capital stock. Except for shares of ONB common stock to be issued in connection with: (i) ONB's dividend reinvestment and stock purchase plan; (ii) ONB's outstanding convertible subordinated debentures; (iii) acquisitions by ONB of other financial institutions or holding companies; and (iv) ONB's restricted stock plan and other employee benefit plans, ONB has no intention or obligation to authorize or issue any other capital stock or any additional shares of ONB capital stock.

         (b) Except for shares of ONB common stock beneficially owned by its trust affiliates, ONB has no knowledge of any person or entity who beneficially owns 5% or more of its issued and outstanding shares of common stock.

         5.04. Organizational Documents. The Articles of Incorporation and By-Laws of ONB in force as of the date of this Agreement have been delivered to Heritage and represent true, accurate and complete copies of such corporate documents of ONB in effect as of the date of this Agreement.

         5.05. Compliance With Law. Neither ONB nor any of its subsidiaries has engaged in any activity nor taken or omitted to take any action which has resulted or could result in the violation of any local, state, federal or foreign law, statute, rule, regulation, ordinance, order, restriction or requirement or of any order, injunction, judgment, writ or decree of any court or government agency or body. ONB and each of its subsidiaries possesses and holds all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption.

         5.06. Regulatory Filings. ONB and each of its subsidiaries have filed and will continue to file in a timely manner all required filings with the SEC, including, but not limited to, all reports on Form 8-K, Form 10-K and Form 10-Q and proxy statements, and with all other federal and state regulatory agencies as required by applicable law. All filings by ONB with the SEC and with all other federal and state regulatory agencies complied or will comply in all respects as to form with the applicable requirements and were and will be true, accurate and complete in all respects as of the dates of the filings, and no such filings contained or will contain any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading.

         5.07. Litigation and Pending Proceedings. (a) There are no claims, actions, suits, proceedings, investigations or arbitrations pending or, to the best knowledge of ONB after due inquiry, threatened in any court or before or by any government agency or authority, arbitration panel or otherwise (nor is there any basis for any claim, action, suit, proceeding, litigation, investigation or arbitration) against, by or affecting ONB or its subsidiaries which would prevent the performance of this Agreement, declare the same unlawful or cause the rescission hereof.

         (b) Neither ONB nor any of its subsidiaries is: (i) subject to any outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the best knowledge of ONB, under governmental investigation with respect to any actual or alleged violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any pending or, to the best knowledge of ONB after due inquiry, threatened proceeding by any government regulatory agency or authority having jurisdiction over its business, assets, capital, properties or operations.

         5.08. Financial Statements and Reports. (a) ONB or its agents have delivered to Heritage copies of the following financial statements and reports of ONB and its subsidiaries, including the notes thereto (collectively, the "ONB Financial Statements"):

         (i) Consolidated Balance Sheets and related Consolidated Statements of Income and Consolidated Statements of Changes in Shareholders' Equity of ONB as of and for the years ended December 31, 1996, 1997 and 1998, and for the fiscal quarter ended June 30, 1999; and

         (ii) Consolidated Statements of Cash Flows of ONB for the years ended December 31, 1996, 1997 and 1998 and for the fiscal quarter ended June 30, 1999.

         (b) The ONB Financial Statements present fairly the consolidated financial position of ONB and its subsidiaries as of and at the dates shown and the consolidated results of operations for the periods covered thereby. The ONB Financial Statements described in clauses (i) and (ii) above, which consist of fiscal year-end information, are audited financial statements and have been prepared in conformance with generally accepted accounting principles applied on a consistent basis except as may otherwise be indicated in any accountants' notes or reports with respect to such financial statements. The ONB Financial Statements do not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render any of the ONB Financial Statements false, misleading or inaccurate in any respect.

         5.09. Shares to be Issued in Merger. The shares of ONB common stock which Heritage shareholders will be entitled to receive upon consummation of the Merger pursuant to this Agreement will, at the Effective Time, be duly authorized and will, when issued in accordance with this Agreement, be validly issued, fully paid and nonassessable and will have been registered under the Securities Act of 1933, as amended ("1933 Act") and listed for trading on the Nasdaq National Market System.

         5.10. Shareholder Approval. Approval by ONB's shareholders of the Merger or for any other actions contemplated by this Agreement is not required.

         5.11. Accuracy of Statements Made to Heritage. No representation, warranty or other statement made, or any information provided or to be provided, by ONB in this Agreement, and no written report, statement, list, certificate, materials or other information furnished or to be furnished by ONB to Heritage through and including the Effective Time in connection with this Agreement or the Merger contemplated hereby (including, without limitation, any written information which has been or shall be supplied by ONB with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus and registration statement relating to the Merger), contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is mailed to Heritage's shareholders) any untrue or misleading statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading.

         5.12. Broker's, Finder's or Other Fees. Except for reasonable fees of ONB's attorneys and accountants and investment bankers, no agent, broker or other person acting on behalf of ONB or under any authority of ONB is or shall be entitled to any commission, broker's or finder's fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

         5.13. Employee Benefit Plans. (a) With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), sponsored or otherwise maintained by ONB or any of its subsidiaries, whether written or oral, in which ONB or any of its subsidiaries participates as a participating employer; to which ONB or any of its subsidiaries contributes and including any such plans which within the preceding six years have been terminated, merged into another plan of ONB or any of its subsidiaries, frozen or discontinued (collectively, "ONB Plans"): (i) all such ONB Plans have been, in all respects, maintained in compliance with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including, without limitation, ERISA, the Code, and Treasury and Labor Regulations promulgated thereunder, (ii) all ONB Plans intended to constitute tax-qualified plans under Section 401(a) of the Code have received favorable determination letters from the Internal Revenue Service ("Service") with respect to "TRA" (as defined in Section 1 of Rev. Proc. 93-39), and ONB is not aware of any circumstances likely to result in revocation of any such favorable determination letter; (iii) except for the ONB common stock held by its trustee as an asset of the ONB Employee Stock Ownership Plan and the ONB Employees' Retirement Plan, no ONB Plan (or its related trust) holds any stock or other securities of ONB or any related or affiliated person or entity; (iv) ONB has not engaged in any transaction that may subject ONB, or any ONB Plan, to a civil penalty imposed by
Section 502 of ERISA; (v) no prohibited transaction (as defined in Section 406 of ERISA and as defined in Section 4975(c) of the Code) has occurred with respect to any ONB Plan; (vi) to the best knowledge of ONB, there are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or threatened, against ONB, any of its subsidiaries, any ONB Plan, any fiduciary of any ONB Plan or the assets of any ONB Plan as to which ONB would have liability.

         (b) ONB has made available to Heritage true, accurate and complete copies of the following (including all plans and programs which have been terminated): (i) pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option and stock appreciation right plans and all amendments thereto and all summary plan descriptions thereof (including any modifications thereto); (ii) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, bonus, severance and collective bargaining agreements, arrangements or understandings; (iii) all executive and other incentive compensation plans, programs and agreements; (iv) all group insurance and health insurance contracts, policies or plans; and (v) all other incentive, welfare or employee benefit plans, or agreements, maintained or sponsored, participated in, or contributed to by ONB or any of its subsidiaries for its current or former directors, officers or employees.

         (c) No current or former director, officer or employee of ONB or any of its subsidiaries is entitled to any benefit under any welfare benefit plans (as defined in Section 3(1) of ERISA) after termination of employment with ONB, except that such individuals may be entitled to continue their group health care coverage pursuant to the retiree health coverage provisions of the ONB Corporation Group Health Plan or pursuant to Section 4980B of the Code if they pay the cost of such coverage pursuant to the applicable requirements of the Plan or the Code with respect thereto, whichever is applicable.

         (d) With respect to any group health plan (as defined in Section 607(1) of ERISA) sponsored or maintained by ONB or any of its subsidiaries, in which ONB or any of its subsidiaries participates as a participating employer or to which ONB or any of its subsidiaries contributes, no director, officer, employee or agent of ONB or any of its subsidiaries has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on ONB or any of its subsidiaries under Code
Section 4980B(a). With respect to all such plans, all applicable provisions of Section 4980B of the Code and Section 601 of ERISA have been complied with in all respects by ONB and its subsidiaries.

         5.14. Nonsurvival of Representations and Warranties. The representations and warranties of ONB contained in this Agreement shall expire at the earlier of the termination of this Agreement and the Effective Time and, thereafter, ONB and all directors, officers and employees of ONB shall have no further liability with respect thereto, except for fraud or for false or misleading statements made intentionally or knowingly in connection with such representations and warranties.


                                    SECTION 6

                              COVENANTS OF HERITAGE

         Heritage covenants and agrees with ONB, and covenants and agrees to cause the Subsidiaries, to act as follows:

         6.01. Shareholder Approval. Subject to Section 6.06 hereof, Heritage shall submit this Agreement to its shareholders for approval and adoption at a meeting to be called and held in accordance with applicable law and the Charter and By-Laws of Heritage at the earliest possible reasonable date. Subject to
Section 6.06 hereof, the Board of Directors of Heritage shall recommend to Heritage's shareholders that such shareholders approve and adopt this Agreement and the Merger contemplated hereby and shall solicit proxies voting in favor of this Agreement from Heritage's shareholders.

         6.02. Other Approvals. (a) Heritage and the Subsidiaries shall proceed expeditiously, cooperate fully and use its best efforts to assist ONB in procuring upon reasonable terms and conditions all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

         (b) Any materials or information provided by Heritage or any Subsidiary to ONB for use by ONB in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

         6.03. Conduct of Business. (a) On and after the date of this Agreement and until the Effective Time or until this Agreement shall be terminated as herein provided, neither Heritage nor any Subsidiary shall, without the prior written consent of ONB:

                  (i) make any changes in its capital stock accounts (including, without limitation, any stock split, stock dividend, recapitalization or reclassification), except for the issuance of up to 87,969 shares of Heritage Common Stock under the Stock Option Plans;

                  (ii) authorize a class of stock or issue, or authorize the issuance of, securities other than or in addition to the issued and outstanding common stock as set forth in Section 4.03 hereof;

                  (iii) distribute or pay any dividends on its shares of common stock, or make any other distribution to its shareholders except that (A) the Bank may pay cash dividends to Heritage in the ordinary course of business for payment of reasonable and necessary business and operating expenses of Heritage and to provide funds for Heritage's dividends to its shareholders in accordance with this Agreement, (B) Heritage may pay to its shareholders its usual and customary annual cash dividend of no greater than One Dollar and 50/100 Dollars ($1.50) per share to be paid to shareholders of Heritage prior to December 31, 1999, and (C) if ONB declares a cash dividend in the first quarter of 2000 and the Merger has not been consummated prior to the record date of such cash dividend, then Heritage may declare and pay a cash dividend for each issued and outstanding share of Heritage Common Stock in an amount equal to the ONB cash dividend (on a per share of ONB common stock basis) multiplied by the Exchange Ratio.

                  (iv)     redeem any of its outstanding shares of common stock;

                  (v) merge, combine or consolidate or effect a share exchange with or sell its assets or any of its securities to any other person, corporation or entity or enter into any other similar transaction not in the ordinary course of business;

                  (vi) purchase any assets or securities or assume any liabilities of another bank holding company, bank, corporation or other entity, except in the ordinary course of business necessary to manage their investment portfolios;

                  (vii) make any loan or commitment to lend money, issue any letter of credit or accept any deposit, except in the ordinary course of business in accordance with its existing banking practices;

                  (viii) except for the acquisition or disposition in the ordinary course of business of other real estate owned, acquire or dispose of any real or personal property (excluding the investment portfolio of the Bank) or fixed asset constituting a capital investment in excess of $50,000 individually or $100,000 in the aggregate;

                  (ix) subject any of its properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, except for tax and other liens which arise by operation of law and with respect to which payment is not past due or is being contested in good faith by appropriate proceedings and except for pledges or liens: (i) required to be granted in connection with acceptance by Heritage or any Subsidiary of government deposits; (ii) granted in connection with repurchase or reverse repurchase agreements; or (iii) otherwise incurred in the ordinary course of the conduct of its business;

                  (x) promote to a new position or increase the rate of compensation or enter into any agreement to promote to a new position or increase the rate of compensation, of any director, officer or employee of Heritage or any Subsidiary (except for promotions and compensation increases in the ordinary course of business and in accordance with past practices and established employment policies of Heritage and the Subsidiaries and other than pursuant to an employee retention program, which has been disclosed to ONB);

                  (xi) execute, create, institute, modify, amend or terminate (except with respect to any amendments to the Heritage Plans required by law, rule or regulation) any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation rights or profit sharing plans; any employment, deferred compensation, consulting, bonus or collective bargaining agreement; any group insurance or health contract or policy; or any other incentive, retirement, welfare or employee welfare benefit plan, agreement or understanding for current or former directors, officers or employees of Heritage or any Subsidiary; or change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination of pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or the terms of any of the foregoing;

                  (xii) modify, amend or institute new employment policies or practices, or enter into, renew or extend any employment, indemnity, reimbursement, consulting, compensation or severance agreements with respect to any present or former directors, officers or employees of Heritage or any Subsidiary;

                  (xiii) hire or employ any new or additional employees of Heritage or any Subsidiary, except those which are reasonably necessary for the proper operation of their respective businesses;

                  (xiv) elect or appoint any executive officers or directors of Heritage or any Subsidiary who are not presently serving in such capacities;

                  (xv) amend, modify or restate Heritage's or any of the Charters or By-Laws from those in effect on the date of this Agreement and as delivered to ONB hereunder;

                  (xvi) give, dispose of, sell, convey or transfer; assign, hypothecate, pledge or encumber; or grant a security interest in or option to or right to acquire any shares of common stock or substantially all of the assets of Heritage or any Subsidiary, or enter into any agreement or commitment relative to the foregoing;

                  (xvii) fail to continue to make additions to in accordance with the Bank's past practices and to otherwise maintain in all respects the Bank's reserve for loan and lease losses, or any other reserve account, in accordance with safe, sound, and prudent banking practices and in accordance with generally accepted accounting principles applied on a consistent basis;

                  (xviii) fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses, including, but not limited to, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations and expenses become due;

                  (xix) except for obligations disclosed within this Agreement or the Disclosure Statement, trade payables and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in the Heritage Financial Statements or the Subsequent Heritage Financial Statements, (A) borrow any money (except for capital purposes related to the Subsidiaries), (B) incur any indebtedness including, without limitation, through the issuance of debentures, or (C) incur any liability or obligation (whether absolute, accrued, contingent or otherwise), in an aggregate amount exceeding $50,000 (other than as contemplated by Section 6.03(a)(vii) hereof and legal, accounting and fees related to the Merger);

                  (xx) open, close, move or, in any material respect, expand, diminish, renovate, alter or change any of its offices or branches; or

                  (xxi) pay or commit to pay any management or consulting or other similar type of fees other than in the ordinary course of business.

         (b) Heritage and the Subsidiaries shall maintain, or cause to be maintained, in full force and effect, insurance on their assets, properties and operations, fidelity coverage and directors' and officers' liability insurance on their directors, officers and employees in such amounts and with regard to such liabilities and hazards as are currently insured by Heritage and the Subsidiaries as of the date of this Agreement.

         6.04. Preservation of Business. On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, Heritage and the Subsidiaries shall: (a) carry on their business substantially in the manner as is presently being conducted and in the ordinary course of business; (b) use their reasonable best efforts to preserve their business organization intact, keep available the services of the present officers and employees and preserve their present relationships with customers and persons having business dealings with it; (c) maintain all of the properties and assets that each of them owns or utilizes in good operating condition and repair, reasonable wear and tear excepted, and maintain insurance upon such properties and assets in amounts and kinds comparable to that in effect on the date of this Agreement; (d) maintain their books, records and accounts in the usual, regular and ordinary manner, on a basis consistent with prior years and in compliance with all material respects with all statutes, laws, rules and regulations applicable to them and to the conduct of their business; and (e) not knowingly do or fail to do anything which will cause a breach of, or default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which any one of them is a party or by which any one of them is or may be subject or bound.

         6.05. Restrictions Regarding Affiliates. Heritage shall, within thirty
(30) days after the date of this Agreement and promptly thereafter until the Effective Time to reflect any changes, provide ONB with a list identifying each person who may be deemed to be an affiliate of Heritage for purposes of Rule 145 under the 1933 Act. On or prior to the date of this Agreement, and thereafter as may be required for a person who may be deemed an affiliate of Heritage following the date of this Agreement, Heritage shall obtain from each director, executive officer and other person who may be deemed to be such an affiliate of Heritage to deliver to ONB on or prior to the date of this Agreement, and thereafter as may be required for any other person who may be deemed an affiliate of Heritage following the date of this Agreement, a written agreement, substantially in the form as attached hereto as Exhibit A. On or prior to the Effective Time, Heritage shall use its best efforts to obtain from each director, executive officer and other person who may be deemed to be an affiliate of Heritage for purposes of Rule 145 under the 1933 Act to deliver to ONB at the Effective Time a certificate signed by each such person certifying to the effect that such person has complied with the terms and conditions of their written agreement delivered to ONB pursuant to this Section 6.05.

         6.06. Other Negotiations. (a) On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, except with the prior written approval of ONB, neither Heritage nor any Subsidiary shall permit nor authorize their respective directors, officers, employees, agents or representatives to, directly or indirectly, initiate, solicit or encourage, or provide information to, any corporation, association, partnership, person or other entity or group concerning any merger, consolidation, share exchange, combination, purchase or sale of substantial assets, sale of shares of common stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing the right to acquire, capital stock) or similar transaction relating to Heritage or any Subsidiary or to which Heritage or any Subsidiary may become a party (all such transactions are hereinafter referred to as "Acquisition Transactions").

         (b) Heritage and the Subsidiaries shall promptly communicate to ONB the terms of any proposal or offer which any one of them may receive with respect to an Acquisition Transaction. Heritage or any Subsidiary may, in response to an unsolicited written proposal with respect to an Acquisition Transaction from a third party, furnish information to, and negotiate, explore or otherwise engage in substantive discussions with such third party, and enter into any such agreement, arrangement or understandings, in each case, only if Heritage's Board of Directors determines in good faith by majority vote, after consultation with its financial advisors and outside legal counsel, that failing to take such action would be a breach of the fiduciary duties of Heritage's Board of Directors in connection with seeking an Acquisition Transaction, and that is substantially more favorable to the shareholders of Heritage than the terms of the Merger.

         (c) This Section 6.06 shall not authorize Heritage or any Subsidiary, or any of their directors, officers, employees, agents or representatives, to initiate any discussions or negotiations with respect to an Acquisition Transaction with a third party.

         6.07. Press Releases. Except as required by law, neither Heritage nor any Subsidiary shall issue any news or press releases or make any other public announcements or disclosures relating to the Merger without the prior consent of ONB, which consent shall not be unreasonably withheld.

         6.08. Disclosure Schedule Update. Heritage shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of Heritage contained herein incorrect, untrue or misleading.

         6.09. Information, Access Thereto, Confidentiality. ONB and its respective representatives and agents shall, on reasonable notice and during normal business hours prior to the Effective Time, have full and continuing access to the properties, facilities, operations, books and records of Heritage and the Subsidiaries. ONB and its respective representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records and properties of Heritage and the Subsidiaries and of their financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties and other matters; provided, however, that such access or investigation shall not interfere with the normal business operations of Heritage and the Subsidiaries. Upon request, Heritage and the Subsidiaries shall furnish ONB or its respective representatives or agents, their attorneys' responses to external auditors requests for information, management letters received from their external auditors and such financial, loan and operating data and other information reasonably requested by ONB which has been or is developed by Heritage or any Subsidiary, their auditors, accountants or attorneys (provided with respect to attorneys, such disclosure would not result in the waiver by Heritage or any Subsidiary of any claim of attorney-client privilege), and will permit ONB and its respective representatives or agents to discuss such information directly with any individual or firm performing auditing or accounting functions for Heritage and the Subsidiaries, and such auditors and accountants shall be directed to furnish copies of any reports or financial information as developed to ONB or its respective representatives or agents. No investigation by ONB shall affect the representations and warranties made by Heritage herein. ONB shall not use any such information obtained pursuant to this Agreement for any purpose unrelated to the Merger. Any confidential information or trade secrets received by ONB or its representatives or agents in the course of such examination (whether conducted prior to or after the date of this Agreement) shall be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by ONB or, at Heritage's request, returned to Heritage in the event this Agreement is terminated as provided in Section 9 hereof. This Section 6.09 shall not require the disclosure of any information to ONB which would be prohibited by law.

         6.10. Subsequent Heritage Financial Statements. As soon as reasonably available after the date of this Agreement, Heritage shall deliver to ONB the monthly unaudited consolidated balance sheets and profit and loss statements of Heritage prepared for its internal use, Call Reports of the Banks for each quarterly period completed prior to the Effective Time, and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, "Subsequent Heritage Financial Statements"). The Subsequent Heritage Financial Statements shall be prepared on a basis consistent with past accounting practices and generally accepted accounting principles applied on a consistent basis to the extent applicable and shall present fairly the financial condition and results of operations as of the dates and for the periods presented, subject to year end audit adjustments and the absence of footnotes for interim statements. The Subsequent Heritage Financial Statements, including the notes thereto, will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any respect.

         6.11. Employee Benefits. Neither the terms of Section 7.03 hereof nor the provision of any employee benefits by ONB or any of its subsidiaries to employees of Heritage shall: (a) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of Heritage; or
(b) prohibit or restrict ONB or its subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time.

         6.12. Transition of Heritage 401(k)/ESOP. As soon as administratively feasible after the Effective Time, the assets and liabilities under the Heritage Bank Profit Sharing, 401(k) Savings and Employee Stock Ownership Plan and Trust ("Heritage 401(k)/ESOP") attributable to the 401(k) portion of such plan shall be merged with and into the ONB Savings Plan. All account balances maintained under the Heritage 401(k)/ESOP shall become fully vested and nonforfeitable at the Effective Time. From the date of this Agreement through the Effective Time, Heritage and the Subsidiaries may continue to make contributions to the Heritage 401(k)/ESOP (including participant "deferral" contributions and discretionary employer contributions), so long as such contributions are comparable in amount, on a prorated basis, to recent past contributions to that plan. In addition, Heritage shall take, or cause to be taken, all actions necessary to cause the fiduciaries of the 401(k)/ESOP to take all of the following actions:

                  (i) Implement a written confidential pass through voting procedure pursuant to which the participants under the Heritage 401(k)/ESOP and their beneficiaries shall direct the trustee under the Heritage 401(k)/ESOP to vote the shares of Heritage Common Stock allocated to their Heritage 401(k)/ ESOP accounts with respect to the Merger;

                  (ii) Provide the Heritage 401(k)/ESOP participants and their beneficiaries with a written notice regarding the existence of and provisions for such confidential pass through voting procedures, as well as the same written materials to be provided to the shareholders of Heritage in connection with the Merger;

                  (iii) Obtain a written opinion from a qualified, independent financial advisor to the trustee of the Heritage 401(k)/ESOP to the effect that the shares of ONB common stock to be received by the Heritage 401(k)/ESOP in the Merger in exchange for the shares of Heritage Common Stock will constitute "adequate consideration" as defined in Section 3(18) of ERISA, and that the Merger, including the disposition of the Heritage 401(k)/ESOP in connection therewith, are fair to the Heritage 401(k)/ESOP and its participants from a financial point of view. The identity of the financial advisor and the contents of its written opinion referred to in the preceding sentence must be acceptable in form and content to ONB and its counsel; and

                  (iv) Take any and all additional actions necessary to satisfy the requirements of ERISA applicable to the Heritage 401(k)/ESOP fiduciaries in connection with the Merger.

Effective as of the last day of the month in which the Effective Time occurs, the "employee stock ownership plan" portion of the Heritage 401(k)/ESOP (that is, the portion of that plan that (i) is not attributable to the 401(k) portion and therefore (ii) is not being merged into the ONB Savings Plan) shall be terminated and all benefits thereunder distributed as soon as practicable following that date. Prior to the distribution of any ESOP accounts in connection with such termination, Heritage shall have obtained a determination letter from the Service to the effect that the termination will not affect the tax qualified status of the ESOP.

         6.13. Termination of Group Health Plan. The Heritage Bank Group Health Plan ("Heritage Group Health Plan") shall be terminated as of the last day of the calendar month in which the Effective Time occurs. From the date of this Agreement through the date as of which the Heritage Group Health Plan terminates, Heritage and the Subsidiaries shall continue to pay the insurance premiums necessary to continue the Heritage Group Health Plan benefits.

         6.14. Termination of Group Dental Plan. The Heritage Bank Group Dental Plan ("Heritage Dental Plan") shall be terminated as of the last day of the calendar month in which the Effective Time occurs. From the date of this Agreement through the date as of which the Heritage Dental Plan terminates, Heritage and the Subsidiaries shall continue to pay the insurance premiums necessary to continue the Heritage Dental Plan benefits.

         6.15. Termination of Group LTD Plan. The Heritage Bank Group Long Term Disability Plan ("Heritage LTD Plan") shall be terminated as of the Effective Time, or as soon as administratively feasible thereafter, but such termination shall not affect the benefits payable to any covered former Heritage employee who became entitled to a disability benefit under the Heritage LTD Plan prior to the termination of said plan. From the date of this Agreement through the date as of which the Heritage LTD Plan terminates, Heritage and the Subsidiaries shall continue to pay the insurance premiums necessary to continue the Heritage LTD Plan benefits.

         6.16. Termination of Cafeteria Plan. The Heritage Fringe Benefit Plan ("Heritage Cafeteria Plan") shall be terminated as of same date the Heritage Health Plan is terminated. From the date of this Agreement through the date as of which the Heritage Cafeteria Plan terminates, Heritage and the Subsidiaries shall continue to contribute to such plan the pre-tax amounts which the Heritage Cafeteria Plan participants elect to defer from compensation As of the date of termination, the balances in the health and dependent care flexible spending accounts under the Heritage Cafeteria Plan shall be transferred to the ONB "cafeteria" plan. Elections in effect at that time shall be continued under the ONB plan, subject to change as provided in the ONB plan. All benefit payments relating to the transferred balances shall be made in accordance with the ONB plan.

         6.17. Termination of Group Life and ADD Plan. The Heritage Bank Group Term Life and ADD Insurance Plan ("Heritage Life Plan") shall be terminated as of the end of the month coincident with or next following the Effective Time. From the date of this Agreement through the date on which the Heritage Life Plan terminates, Heritage and the Subsidiaries shall continue to pay the insurance premiums necessary to continue the death benefits provided by such plan.

         6.18. Termination of Cancer Policies. The payment of premiums to provide voluntary cancer insurance shall cease as of the Effective Time.

         6.19. Termination of Executive Life and Disability Policies. The payment of premiums to provide executives of Heritage and/or its Subsidiaries with individual life and/or disability insurance coverage shall cease as of the Effective Time. The executives may then exercise at their discretion whatever conversion rights they may have, if any, with respect to those insurance policies.

         6.20 Termination of the Heritage Directors' Deferred Compensation Plan. The Heritage Financial Services, Inc. Directors' Unfunded Deferred Compensation Plan (the "Heritage Directors' Deferred Compensation Plan"), and all participation agreements in effect thereunder, shall be terminated as of the Effective Time. From the date of this Agreement through the date on which the Heritage Directors' Deferred Compensation Plan is terminated, Heritage and the Subsidiaries may continue to allow participants thereunder to elect to defer the receipt of all or a portion of the director fees he or she would otherwise receive and to credit such fees to the director's individual account under the plan. Upon the termination of the Heritage Directors' Plan, the balance in each individual account thereunder shall be distributed in a lump sum payment to the participant entitled thereto. The Board of Directors of Heritage, and the Board of Directors of each of the Subsidiaries which is participating in the Heritage Directors' Deferred Compensation Plan, shall, prior to the day on which the Effective Time occurs, amend or cause the amendment of such plan to provide that upon the termination of such plan the accrued benefits thereunder shall be immediately paid in a lump sum payment to the individuals entitled to such accrued benefits. Notwithstanding the foregoing, if ONB adopts a deferred compensation plan for its directors and/or the directors of its subsidiaries, then the Heritage Directors' Deferred Compensation Plan shall be "frozen" as of the Effective Time and the accumulated benefit obligations under the Heritage Directors' Deferred Compensation Plan shall be transferred to, and become benefit obligations under, the ONB plan. Such transferred benefits shall thereafter accrue "earnings," be paid and generally be administered pursuant to the terms of the ONB plan. Prior to the Effective Time, Heritage shall use its best efforts to obtain acknowledgments and consents from each Heritage Directors' Deferred Compensation Plan participant as to the foregoing disposition of his or her plan benefit.

         6.21. Termination of Heritage Severance Policy. The Heritage Bank Severance Policy, shall be terminated as of the Effective Time. With respect to an individual covered by such severance policy on the date of its termination, in the event that he or she incurs, within twelve months from the Effective Time, an involuntary termination of employment for reasons other than cause he or she shall be entitled to receive a severance benefit. The severance benefit shall be a salary continuation the amount of which shall be the amount payable to such individual under the salary continuation provisions of the ONB Severance Policy, if any, then applicable to such individual. An individual who is entitled to a benefit under the ONB Severance Policy shall also be entitled to a continuation of employee benefits as determined solely by the applicable provisions of the ONB Severance Policy.

         6.22 Disposition of Heritage Stock Option Plans. At or prior to the Effective Time, Heritage shall use its best efforts, including using its best efforts to obtain any necessary consents from optionees, with respect to the Heritage Bank 1989 Employees Stock Option Plan and the Heritage Financial Services, Inc. 1998 Stock Option Plan ("Heritage Stock Option Plans") to permit the conversion of each outstanding option to acquire shares of common stock of Heritage which was properly granted pursuant to a stock option agreement executed in accordance with the provisions of a Heritage Stock Option Plan by ONB pursuant to Section 7.04 of this Agreement, and to permit ONB to assume the sponsorship and administration of the Heritage Stock Option Plans. Heritage shall not grant any additional options under a Heritage Stock Option Plans after the date of this Agreement and shall also take all actions necessary to amend the Heritage Stock Option Plans to eliminate additional automatic or discretionary grants or awards under such plans subsequent to the Effective Time. Heritage shall amend the Heritage Bank 1989 Employees Stock Option Plan, or cause such plan to be amended, to eliminate any rights to receive cash in lieu of stock under the plan. Finally, Heritage shall take all actions needed to terminate the Heritage Financial Services, Inc. 1998 Outside Directors' Stock Option Plan as of the Effective Time. No grants of options shall be made under that plan on or after the date of this Agreement. In addition, all unexercised options previously granted under that plan shall lapse and become unexercisable on and after the Effective Time.

         6.23. Break-up Fee. (a) Heritage hereby acknowledges and agrees that ONB has committed and will commit substantial time, effort, resources and expenses, and will forgo other acquisition opportunities, in pursuing the Merger. Heritage further agrees that it shall pay to ONB a break-up fee in the amount of Two Million Dollars ($2,000,000), plus out-of-pocket expenses (collectively, the "Break-up Fee"), in the event that:


                  (i) The Board of Directors of Heritage fails to recommend to shareholders of Heritage that such shareholders should approve this Agreement and the Merger; or

                  (ii) The Board of Directors of Heritage withdraws, modifies or conditions its recommendation to shareholders of Heritage to approve this Agreement and the Merger or is silent with respect to the approval of this Agreement and the Merger; or

                  (iii) Heritage approves, enters into or executes a definitive agreement, letter of intent (whether binding or non-binding), term sheet or understanding relating to an Acquisition Transaction with a party other than ONB or an affiliate of ONB; or

                  (iv)     Heritage terminates this Agreement pursuant to
                           Section 9.01(c)(vi) hereof.

         (b) The Break-up Fee shall be paid to ONB within thirty (30) days of the occurrence of any of the events specified in Section 6.23(a) hereof. If the Break-up Fee is not paid as provided, then ONB shall be entitled to recover interest at the highest prime rate set forth in The Wall Street Journal (Midwest Edition) under the section entitled "Money Rates" on the unpaid amount of the Break-up Fee from the time the Break-up Fee is due until paid-in-full, together with all costs of collection thereof, including reasonable attorneys' fees and expenses.

         (c) ONB and Heritage hereby acknowledge and agree that the Break-up Fee shall compensate ONB for (i) the value of the lost business opportunity which would have inured to ONB if the Merger had been consummated, (ii) expenses incurred for attorneys, accountants, financial advisors and consultants of ONB in developing the Merger and drafting this Agreement, (iii) ONB's management time and expense in investigating, analyzing, developing and pursuing the Merger, (iv) expenses relating to ONB's due diligence efforts and (v) the value of the acquisition opportunities lost by ONB in pursuing the Merger instead of other acquisitions. Heritage further acknowledges and agrees that the amount of the Break-up Fee is fair, reasonable and not a penalty and that its obligation to pay the Break-up Fee shall survive any termination of this Agreement by ONB.

         6.24. Year 2000. Heritage shall:

         (a) Additional Information. Furnish such additional information, statements and other reports with respect to Heritage's Year 2000 compliance (and its approach to and progress towards achieving compliance) discussed in
Section 4.24 hereof as ONB may reasonably request from time to time.

         (b) Notice of Changes. In the event of any change in circumstances that causes or will likely cause any of Heritage's representations and warranties set forth in Section 4.24 hereof ("Year 2000 Compliance") to no longer be true and would result in a Material Adverse Effect (hereinafter referred to as a "Change in Circumstances"), then Heritage shall promptly, and in any event within ten
(10) days of receipt of information regarding a Change in Circumstances, provide ONB with written notice ("Notice") that describes in reasonable detail the Change in Circumstances and how such Change in Circumstances caused or will likely cause Heritage's representations and warranties set forth in Section 4.24 hereof to no longer be true. Heritage shall, within ten (10) days of a request, also provide ONB with any additional information ONB reasonably requests of Heritage in connection with the Notice and/or a Change in Circumstances.

         (c) Audits. Give any representative of ONB reasonable access during all business hours to, and permit such representative to examine, copy or make excerpts from, any and all books, records and documents in the possession of Heritage and the Subsidiaries and relating to their affairs, and to inspect any of the properties and Systems of Heritage and the Subsidiaries, and to project test the Systems to determine if they are Year 2000 Compliant in an integrated environment, all at the sole cost and expense of ONB.

         6.25. Reports. Promptly upon its becoming available, furnish to ONB one
(1) copy of each financial statement, report, notice, or proxy statement sent by Heritage to its shareholders generally and of each regular or periodic report, registration statement or prospectus filed by Heritage with the SEC or any successor agency, and of any order issued by any Governmental Authority in any proceeding to which Heritage is a party. For purposes of this provision, "Governmental Authority" shall mean any government (or any political subdivision or jurisdiction thereof), court, bureau, agency or other governmental entity having or asserting jurisdiction over Heritage or any of its business, operations or properties.

         6.26. Adverse Actions. Heritage shall not (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying (i) for "pooling of interests" accounting treatment or (ii) as a reorganization within the meaning of Section 368 of the Code; or
(b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue, subject to the standard set out in the second paragraph to Section 4, in any respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Section 8 not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

                                    SECTION 7

                                COVENANTS OF ONB

         ONB covenants and agrees with Heritage as follows:

         7.01. Approvals. ONB shall have primary responsibility for the preparation, filing and costs of all bank holding company and bank regulatory applications required for consummation of the Merger. ONB shall file all bank holding company and bank regulatory applications as soon as practicable after the execution of this Agreement. ONB shall provide to Heritage's legal counsel a reasonable opportunity to review such applications prior to their filing and shall provide to Heritage's legal counsel copies of all applications filed and copies of all material written communications with all state and federal bank regulatory agencies relating to such applications. ONB shall proceed expeditiously, cooperate fully and use its best efforts to procure, upon terms and conditions reasonably acceptable to ONB, all consents, authorizations, approvals, registrations and certificates, to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

         7.02. SEC Registration. (a) ONB shall file with the SEC as soon as practicable after the execution of this Agreement a Registration Statement on an appropriate form under the 1933 Act covering the shares of ONB common stock to be issued pursuant to this Agreement and shall use its best efforts to cause the same to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Such Registration Statement and any amendments and supplements thereto are referred to in this Agreement as the "Registration Statement". The Registration Statement shall include a proxy statement-prospectus reasonably acceptable to ONB and Heritage, prepared for use in connection with the meeting of shareholders of Heritage referred to in
Section 6.01 hereof, all in accordance with the rules and regulations of the SEC. ONB shall, as soon as practicable after filing the Registration Statement, make all filings required to obtain all Blue Sky exemptions, authorizations, consents or approvals required for the issuance of ONB common stock. In advance of filing the Registration Statement and all other filings described in Section
7.01 hereof, ONB shall provide Heritage and its counsel with a copy of the Registration Statement and each such other filing and provide an opportunity to comment thereon.

         (b) Any materials or information provided by ONB in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

         (c) All filings by ONB with the SEC and with all other federal and state regulatory agencies shall be true, accurate and complete in all material respects as of the dates of the filings, and no such filings shall contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, at the time and in light of the circumstances under which they were made, not false or misleading.

         (d) ONB will use reasonable best efforts to list for trading on the Nasdaq National Market System (subject to official notice of issuance) prior to the Effective Time, the shares of ONB common stock to be issued in the Merger.

         7.03. Employee Benefit Plans. (a) As of the Effective Time, ONB will make available to the employees of Heritage and the Subsidiaries who continue as employees of ONB or any subsidiary of ONB after the Effective Time, subject to
Section 7.03(b) and (c) hereof, substantially the same employee benefits on substantially the same terms and conditions as ONB offers to similarly situated officers and employees. Until such time as the employees of Heritage and the Subsidiaries become covered by the ONB welfare benefit plans, the employees of Heritage and the Subsidiaries shall remain covered by the Heritage Plans which cover such employees, subject to the terms of such plans. Except as otherwise provided in Sections 6.11 through 6.22, ONB will honor in accordance with their terms (i) all employee benefit obligations to current and former officers and employers and employees of Heritage and the Subsidiaries accrued as of the Effective Time and (ii) to the extent set forth in the Disclosure Schedule, all employee severance plans in existence on the date hereof and all employment or severance agreements entered into prior to the date hereof to the extent set forth in the Disclosure Schedule.

         (b) Subject to the provisions of subsection (c) hereof, years of service (as defined in the applicable ONB plan) of an officer or employee of Heritage or any Subsidiary prior to the Effective Time shall be credited, effective as of the date on which such employees become covered by a particular ONB plan, to each such officer or employee eligible for coverage under Section 7.03(a) hereof for purposes of: (i) eligibility under ONB's employee welfare benefit plans; (ii) eligibility and vesting, but not for purposes of benefit accrual or contributions, under the ONB Employees' Retirement Plan ("ONB Pension Plan") or under the ONB Employees' Savings and Profit Sharing Plan ("ONB Profit Sharing Plan"); and (iii) eligibility and vesting, but not for purposes of benefit accrual or contributions, under the ONB Employee Stock Ownership Plan ("ESOP"). Those officers and employees of Heritage or any Subsidiary who otherwise meet the eligibility requirements of the ONB Profit Sharing Plan and ESOP, based on their age and years of service to Heritage or any Subsidiary, shall become participants thereunder at the Effective Time. Those officers and employees of Heritage or any Subsidiary who otherwise meet the eligibility requirements of the ONB Pension Plan, based upon their age and years of Heritage or any Subsidiary service, shall become participants thereunder no later than the January 1st which coincides with or next follows the Effective Time. Those officers or employees who do not meet the eligibility requirements of the ONB Pension Plan, ONB Profit Sharing Plan or ESOP on such dates shall become participants thereunder on the first plan entry date under the ONB Pension Plan, the ONB Profit Sharing Plan or ESOP, as the case may be, which coincides with or next follows the date on which such eligibility requirements are satisfied.

         (c) In accordance with the provisions of the Health Insurance Portability and Accountability Act ("HIPAA") and the terms of the ONB group health plan, officers and employees of Heritage or any Subsidiary who become participants in the ONB group health plan will be given "creditable coverage" credit for their coverage under the Heritage Group Health Plan under the ONB group health plan's pre-existing condition limitation provisions. In addition, if a condition was not a "pre-existing condition" for a participant in the Heritage Group Health Plan, it shall not be considered to be a pre-existing condition under the ONB group health plan.

         (d) Neither the terms of this Section 7.03 nor the provision of any employee benefits by ONB or any of its subsidiaries to employees of Heritage or any Subsidiary shall: (i) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of Heritage or any Subsidiary; or (ii) prohibit or restrict ONB or its subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time.

         (e) ONB shall take any and all actions reasonably necessary to effectuate the disposition of the Heritage Plans provided by Section 6.12 through 6.22.

         7.04. Stock Options. (a) At the Effective Time, the obligations of Heritage with respect to each outstanding option to purchase shares of Heritage Common Stock ("Stock Options") which was properly granted pursuant to a stock option agreement executed in accordance with a Heritage Stock Option Plan shall be assumed by ONB as hereinafter provided. In connection therewith, each Stock Option shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Stock Option at the Effective Time, that number of shares of ONB common stock, rounded to the nearest whole share, as the holder of such Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such Option in full (after giving effect to accelerated vesting) immediately prior to the Effective Time and, immediately thereafter, exchanged such shares solely for ONB common stock based upon the Exchange Ratio at an exercise price per share equal to (A) the aggregate exercise price for Heritage Common Stock otherwise purchasable pursuant to such Stock Option divided by (B) the number of shares of ONB common stock, rounded to the nearest whole share, deemed purchasable pursuant to such Stock Option; provided, however, that in the case of any Stock Option to which Section 422 of the Code applies, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. By way of example and illustration only, if any option holder has been granted and is vested in options to acquire 1,000 shares of Heritage Common

Stock for $10.00 per share, then after the Effective Time, such option holder's same option would be converted into the option to acquire, 3,154 shares of ONB common stock at $3.17 per share. In no event shall ONB be required to issue fractional shares of ONB common stock pursuant to the Stock Options.

         (b) As soon as practicable after the Effective Time, ONB shall deliver to each holder of a Stock Option an appropriate notice or agreement which sets forth such holder's rights pursuant to the Stock Option, and the agreements evidencing the grants of such Stock Options shall continue in effect on the same terms and conditions (subject to the conversion required by this Section 7.04 after giving effect to the Merger and the assumption by ONB as set forth above); provided, however, to the extent necessary to effectuate the provisions of this
Section 7.04, ONB may deliver new or amended Stock Option agreements which reflect the terms of each Stock Option assumed by ONB. With respect to each Stock Option, the optionee shall be solely responsible for any and all tax liability (other than the employer's one-half share of any employment taxes) which may be imposed upon the optionee as a result of the provisions of this
Section 7.04 and as a result of the grant and exercise of such Stock Options.

         (c) As soon as practicable after the Effective Time, ONB shall file with the SEC a registration statement on an appropriate form with respect to the shares of ONB common stock subject to such options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses with respect thereto) for so long as such options remain outstanding.

         7.05. Press Releases. Except as required by law, ONB shall not issue any news or press releases or make any other public announcements or disclosures relating primarily to Heritage with respect to the Merger without the prior consent of Heritage, which consent shall not be unreasonably withheld.

         7.06. Indemnification. (a) From and after the Effective Time, ONB shall indemnify, defend and hold harmless to the fullest extent permitted by applicable federal and state law each person who is on the date hereof, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of Heritage or was serving at the request of Heritage as a director or officer of any domestic or foreign corporation, joint venture, trust, employee benefit plan or other enterprise (collectively, the "Indemnitees") arising out of Heritage's Charter or By-Laws in effect at the Effective Time against any and all losses in connection with or arising out of any claim which is based upon, arises out of or in any way relates to any actual or alleged act or omission occurring at or prior to the Effective Time in the Indemnitee's capacity as a director or officer (whether elected or appointed), of Heritage. Indemnification of officers and directors of the Subsidiaries following the Effective Time will be provided to the same extent it is provided from time to time to other persons working in similar capacities for ONB or its subsidiaries following the Effective Time.

         (b) In the event ONB or any of its successors or assigns (i) consolidates with or merges into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each case, to the extent necessary, proper provision shall be made so that the successors and assigns of ONB assume the obligations set forth in this Section 7.06.

         (c) ONB shall maintain in effect for not less than two (2) years from the Effective Time the policies of directors' and officers' liability insurance most recently maintained by Heritage; provided, however, that ONB may substitute therefor policies with reputable and financially sound carriers for substantially similar coverage containing terms and conditions which are no less advantageous for so long as such substitution does not result in gaps or lapses in coverage with respect to claims arising from or relating to matters occurring prior to the Effective Time. ONB shall pay all expenses, including attorneys' fees, that may be incurred by any Indemnitee in enforcing the indemnity and other obligations provided for in this Section 7.06.

         (d) The provisions of this Section 7.06 are intended to be for the benefit of, and shall be enforceable by, each Indemnitee and their respective heirs and representatives.

         7.07 Adverse Actions. ONB shall not (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying (i) for "pooling of interests" accounting treatment or (ii) as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue, subject to the standard set out in the second paragraph to Section 5, in any respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Section 8 not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

                                    SECTION 8

                       CONDITIONS PRECEDENT TO THE MERGER

         8.01. ONB. The obligation of ONB to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by ONB:

         (a) Representations and Warranties at Effective Time. Each of the representations and warranties of Heritage with respect to itself and the Subsidiaries contained in this Agreement shall, subject to the standard set out in the second paragraph to Section 4, be true, and correct at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time.

         (b) Covenants. Each of the covenants and agreements of Heritage shall have been fulfilled or complied with from the date of this Agreement through and as of the Effective Time.

         (c) Deliveries at Closing. ONB shall have received from Heritage at the Closing (as hereinafter defined) the items and documents, in form and content reasonably satisfactory to ONB, set forth in Section 11.02(b) hereof.

         (d) Registration Statement Effective. ONB shall have registered its shares of common stock to be issued to shareholders of Heritage in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

         (e) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the board of directors of ONB reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on ONB and its subsidiaries taken as a whole or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that ONB would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

         (f) Shareholder Approval. The shareholders of Heritage shall have approved and adopted this Agreement as required by applicable law and its Charter.

         (g) Officers' Certificate. Heritage shall have delivered to ONB a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying: (i) to the effect set out in Section 8.01(a);
(ii) that all the covenants of Heritage have been complied with from the date of this Agreement through and as of the Effective Time; and (iii) that Heritage has satisfied and fully complied with all conditions necessary to make this Agreement effective as to Heritage.

         (h) Tax Opinion. The Board of Directors of ONB shall have received a written opinion of the law firm of Krieg DeVault Alexander & Capehart, LLP, dated as of the Effective Time, in form and content satisfactory to ONB, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section 1.06 hereof) to each party hereto and to the shareholders of Heritage, except with respect to cash received by Heritage's shareholders for fractional shares resulting from application of the Exchange Ratio. In rendering such opinion, counsel may require and rely upon customary representation letters of ONB and Heritage and rely upon customary assumptions.

         (i) Pooling of Interests Opinion. The Board of Directors of ONB shall have received a written opinion from its independent auditors, dated as of the Effective Time, in form and content satisfactory to ONB, to the effect that the Merger to be effected pursuant to this Agreement will qualify for pooling of interests accounting treatment for ONB.

         (j) Fairness Opinion. Heritage's investment banker shall have issued (as of the date not later than the mailing date of the proxy statement-prospectus relating to the Merger to be mailed to the shareholders of Heritage) its fairness opinion stating that the Exchange Ratio relating to the Merger is fair to the shareholders of Heritage from a financial point of view; provided, that this condition precedent shall apply only in the event that Heritage waives its condition precedent in Section 8.02(i) hereof.

         8.02. Heritage. The obligation of Heritage to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by Heritage:

         (a) Representations and Warranties at Effective Time. Each of the representations and warranties of ONB contained in this Agreement shall, subject to the standards set out in the second paragraph of Section 5, be true and correct on and as of the Effective Time as though the representations and warranties had been made or given at and as of the Effective Time.

         (b) Covenants. Each of the covenants and agreements of ONB shall have been fulfilled or complied with from the date of this Agreement through and as of the Effective Time.

         (c) Deliveries at Closing. Heritage shall have received from ONB at the Closing the items and documents, in form and content reasonably satisfactory to Heritage, listed in Section 11.02(a) hereof.

         (d) Registration Statement Effective. ONB shall have registered its shares of common stock to be issued to shareholders of Heritage in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened. In addition, such shares of ONB common stock shall be listed on the Nasdaq National Market System.

         (e) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the board of directors of Heritage reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on Heritage or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that Heritage would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

         (f) Shareholder Approval. The shareholders of Heritage shall have approved and adopted this Agreement as required by applicable law and its Charter.

         (g) Officers' Certificate. ONB shall have delivered to Heritage a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying that: (i) to the effect set out in Section 8.02(a); (ii) that all the covenants of ONB have been complied with from the date of this Agreement through and as of the Effective Time; and (iii) ONB has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

         (h) Tax Opinion. The Board of Directors of Heritage shall have received a written opinion of the law firm of Krieg DeVault Alexander & Capehart, LLP, dated as of the Effective Time, in form and content satisfactory to Heritage, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section
1.06 hereof) to each party hereto and to the shareholders of Heritage, except with respect to cash received by

Heritage's shareholders for fractional shares resulting from application of the Exchange Ratio. In rendering such opinion, counsel may require and rely upon customary representation letters of ONB and Heritage and rely upon customary assumptions.

         (i) Fairness Opinion. Heritage's investment banker shall have issued (as of a date not later than the mailing date of the proxy statement-prospectus relating to the Merger to be mailed to the shareholders of Heritage) its fairness opinion stating that the Exchange Ratio relating to the Merger is fair to the shareholders of Heritage from a financial point of view.

                                    SECTION 9

                              TERMINATION OF MERGER

         9.01. Manner of Termination. This Agreement and the Merger may be terminated at any time prior to the Effective Time by written notice delivered by ONB to Heritage, or by Heritage to ONB as follows:

         (a) By ONB or Heritage, if:

              (i) the Merger contemplated by this Agreement has not been consummated by June 30, 2000; or

              (ii) the respective Boards of Directors of ONB and Heritage mutually agree to terminate this Agreement.

         (b)  By ONB, if:

              (i) the Merger will not qualify for pooling of interests accounting treatment for ONB; or

              (ii) at any time prior to the Effective Time, ONB's Board of Directors so determines, in the event of either

                    (A) a breach by Heritage of any representation or warranty contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to Heritage of such breach; provided, however, that any such cure may not result in a Material Adverse Effect; or

                    (B) a breach by Heritage of any of the covenants or
                        agreements contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to Heritage of such breach; provided that a breach under this clause (B) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect; provided, however, that any such cure may not result in a Material Adverse Effect; or

              (iii) it shall reasonably determine that the Merger contemplated by this Agreement has become impracticable by reason of commencement or threat of any claim, litigation or proceeding against ONB, Heritage, any Subsidiary, or any subsidiary of ONB, or any director or officer of any of such entities relating to this Agreement or the Merger; or

              (iv) there has been a material adverse change in the business, assets, capitalization, financial condition or results of operations of Heritage and its Subsidiaries taken as a whole as of the Effective Time as compared to that in existence as of the date of this Agreement other than any change resulting primarily by reason of changes in banking laws or regulations (or interpretations thereof), changes in banking laws of general applicability or interpretations thereof by courts or governmental authorities, changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, effects of any action taken with the prior written consent of ONB and changes in the general level of interest rate or conditions or circumstances that affect the banking industry generally; or

              (v) Heritage fulfills the requirements of Section 6.01 hereof but the shareholders of Heritage do not approve and adopt the Merger and this Agreement; or

              (vi) in the event that dissenters' rights are exercised pursuant to Section 3 hereof, and the aggregate amount of cash payable to dissenting shareholders exceeds ten percent (10%) of the value of the total consideration to be paid with respect to the Merger.

         (c) By Heritage, if:

              (i) at any time prior to the Effective Time, Heritage's Board of Directors so determines, in the event of either

                    (A) a breach by ONB of any representation or warranty
                        contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to ONB of such breach; or

                    (B) a breach by ONB of any of the covenants or agreements
                        contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to ONB of such breach; provided that a breach under this clause (B) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect; or

              (ii) there has been a material adverse change in the financial condition, results of operations, business, assets or capitalization of ONB on a consolidated basis as of the Effective Time as compared to that in existence on June 30, 1999, other than any change resulting primarily by reason of changes in banking laws or regulations (or interpretations thereof), changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, effects of any action taken with the prior written consent of Heritage and changes in the general level of interest rate or conditions or circumstances that affect the banking industry generally; or

              (iii) it shall reasonably determine that the Merger contemplated by this Agreement has become impracticable by reason of commencement or threat of any material claim, litigation or proceeding against ONB (A) relating to this Agreement or the Merger or (B) which is likely to have a Material Adverse Effect on ONB; or

              (iv) Heritage fulfills the requirements of Section 6.01 hereof but the shareholders of Heritage do not approve and adopt the Merger and this Agreement; or

              (v) at any time during the five-day period commencing with the Determination Date if both of the following conditions are satisfied:

                    (A) the number obtained by dividing the Average Closing
                        Price by the Starting Price (the "ONB Ratio") shall be less than 0.80; and

                    (B) the ONB Ratio shall be less than the number obtained by dividing the Final Index Value by the Index Value on the Starting Date and subtracting 0.15 from the quotient in this clause (B) (such number being referred to herein as the "Index Ratio");

subject, however, to the following three sentences. If Heritage elects to exercise its termination right pursuant to this Section 9.01(c)(v), it shall give written notice to ONB (provided that such notice of election to terminate may be withdrawn at any time within the below-mentioned five-day period). During the five-day period commencing with its receipt of such notice, ONB shall have the option to increase the consideration to be received by the holders of Heritage Common Stock hereunder, by adjusting the Exchange Ratio (calculated to the nearest one one-thousandth) to equal the lesser of (x) a number (rounded to the nearest thousandth) obtained by dividing (A) the product of the Starting Price, 0.80 and the Exchange Ratio (as then in effect) by (B) the Average Closing Price and (y) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the ONB Ratio. If ONB so elects within such five-day period, it shall give prompt written notice to Heritage of such election and the revised Exchange Ratio. Whereupon no termination shall have occurred pursuant to this Section 9.01(c)(v) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified).

         For purposes of Section 9.01(c)(v), the following terms shall have the meanings indicated:

                    "Average Closing Price" shall mean the average of the closing price of a share of ONB Common Stock on the Nasdaq National Market System (as reported in The Wall Street Journal, or if not reported therein, in another authoritative source) during the period of 20 consecutive trading days ending on the trading day prior to the Determination Date, rounded to the nearest whole cent.

                    "Determination Date" shall mean the date on which the last required approval required under Section 8.01(e) and 8.02(e) hereof is obtained, without regard to any requisite waiting period in respect thereof.

                    "Final Index Value" shall mean the average of the Index Value for the 20 consecutive trading days ending on the trading day prior to the Determination Date.

                    "Index Value," on a given date, shall mean the index value on such date of the Nasdaq Bank Index, as such index value is reported by Bloomberg News Service on such date.

                    "Starting Date" shall mean the last trading day immediately preceding the date of the first public announcement of entry to this Agreement.

                    "Starting Price" shall mean the closing price of a share of ONB common stock on the Nasdaq National Market System (as reported in The Wall Street Journal, or if not reported therein, in another authoritative source) on the Starting Date.

              (vi) prior to the approval by the shareholders of Heritage of the Merger contemplated by this Agreement, if, without breaching 6.06, Heritage shall contemporaneously enter into a definitive agreement with a third party providing for an Acquisition Transaction on terms determined in good faith by the Board of Directors of Heritage, after consulting with and considering the advice of Heritage's independent counsel and financial advisors, to be substantially more favorable to the shareholders of Heritage than the Merger and with respect to which the Board of Directors has determined after such consultation and consideration that to proceed with the Merger would violate the fiduciary duties of the Board of Directors to the Heritage shareholders.

         9.02. Effect of Termination. Upon termination by written notice, this Agreement shall be of no further force or effect, and there shall be no further obligations or restrictions on future activities on the part of ONB or Heritage and their respective directors, officers, employees, agents and shareholders, except as provided in compliance with: (i) the confidentiality provisions of this Agreement set forth in Section 6.09 hereof and the Confidentiality Agreement dated June 10, 1999 by and between ONB and Heritage (the "Confidentiality Agreement"); (ii) the payment of expenses set forth in Section
12.09 hereof; and (iii) the payment of the Break-Up Fee as provided by Section
6.23 hereof; provided,
however, that termination will not in any way release a breaching party from liability for any willful breach of this Agreement giving rise to such termination. The obligation to pay the Break-Up Fee in accordance with Section
6.23 hereof will survive any termination of this Agreement.

                                   SECTION 10

                          EFFECTIVE TIME OF THE MERGER

         Upon the terms and subject to the conditions specified in this Agreement, the Merger shall become effective at the close of business on the day and at the time specified in the Articles of Merger of Heritage with and into ONB as filed with the Indiana Secretary of State and the Tennessee Secretary of State ("Effective Time"). Unless otherwise mutually agreed to by the parties hereto, the Effective Time shall occur on the later of (i) January 31, 2000 or
(ii) the last business day of the month following (a) the fulfillment of all conditions precedent to the Merger set forth in Section 8 of this Agreement and
(b) the expiration of all waiting periods in connection with the bank regulatory applications filed for the approval of the Merger.

                                   SECTION 11

                                     CLOSING

         11.01. Closing Date and Place. So long as all conditions precedent set forth in Section 8 hereof have been satisfied and fulfilled, the closing of the Merger ("Closing") shall take place on the Effective Time at the law offices of Krieg DeVault Alexander & Capehart, LLP, One Indiana Square, Suite 2800, Indianapolis, Indiana 46204.

         11.02. Deliveries. (a) At the Closing, ONB shall deliver to Heritage the following:

                (i) the officers' certificate contemplated by Section 8.02(g) hereof;

                (ii) copies of all approvals by government regulatory agencies necessary to consummate the Merger;

                (iii) copies of the resolutions of the Board of Directors of ONB certified by the Secretary of ONB, relative to the approval of this Agreement and the Merger;

                (iv) an opinion of its counsel dated as of the Effective Time and substantially in form set forth in Exhibit B attached hereto; and

                (v) such other documents as Heritage or its legal counsel may reasonably request.

         (b)    At the Closing, Heritage shall deliver to ONB the following:

                (i) the officers' certificate contemplated by Section 8.01(g) hereof;

                (ii) a list of Heritage's shareholders as of the Effective Time certified by the President and Secretary of Heritage;

                (iii) copies of the resolutions adopted by the Board of Directors of Heritage certified by the Secretary of Heritage, relative to the approval of this Agreement and the Merger;

                (iv) an opinion of its counsel dated as of the Effective Time and substantially in form set forth in Exhibit C attached hereto; and

                (v) such other documents as ONB or its legal counsel may reasonably request.

                                   SECTION 12

                                  MISCELLANEOUS

         12.01. Effective Agreement. This Agreement shall be binding upon and inure to the benefit of the respective parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by any party hereto without the prior written consent of the other parties hereto; provided, further, that no such extension, waiver or amendment agreed to after authorization of this Agreement by the shareholders of Heritage shall affect the rights of such shareholders in any manner which is materially adverse to such shareholders. The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties hereto and their successors and assigns, and they shall not be construed as conferring any rights on any other persons except as specifically set forth in Sections 7.03, 7.04, and 7.06 hereof.

         12.02. Waiver; Amendment. (a) The parties hereto may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions or agreements of the other parties under this Agreement, except that the consideration to be received by the Heritage shareholders shall not be decreased by such an amendment following the adoption and approval of the Merger and this Agreement by the Heritage shareholders; (ii) waive any inaccuracies in the representations or warranties of the other party contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other party of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the Merger. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.

         (b) This Agreement may be amended, modified or supplemented only by a written agreement executed by the parties hereto.

         12.03. Notices. All notices, requests and other communications hereunder shall be in writing (which shall include telecopier communication) and shall be deemed to have been duly given if delivered by hand and receipted for, sent by certified United States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service or telecopied if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United States Mail, return receipt requested, with first class postage pre-paid as follows:

If to ONB:                               with a copy to (which shall not
                                          constitute notice):

Old National Bancorp                     Krieg DeVault Alexander & Capehart, LLP
420 Main Street                          One Indiana Square, Suite 2800
P.O. Box 718                             Indianapolis, Indiana 46204-2017
Evansville, Indiana 47705                ATTN: Nicholas J. Chulos, Esq.
ATTN: Jeffrey L. Knight, Secretary       Telephone:  (317) 238-6224
      and General Counsel                Telecopier:  (317) 636-1507
Telephone:  (812) 464-1363
Telecopier:  (812) 464-1567

If to Heritage:                            with a copy to (which shall not
                                            constitute notice):

Heritage Financial Services, Inc.          Stokes and Bartholomew, P.A.
25 Jefferson Street                        2800 SunTrust Financial Center
P.O. Box 1348                              Nashville, Tennessee 37219
Clarksville, Tennessee 37041-1348          ATTN: Carter R. Todd, Esq.
ATTN: Earl O. Bradley, III, President      Telephone:  (615) 259-1427
      and Chief Executive Officer          Telecopier: (615) 259-1470
Telephone:  (931) 553-0500
Telecopier: (931) 906-0231

or such substituted address or person as any of them have given to the other in writing. All such notices, requests or other communications shall be effective:
(a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, five (5) business days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next business day after deposit with such service; and (d) if by telecopier, on the next business day if also confirmed by mail in the manner provided herein.

         12.04. Headings. The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.

         12.05. Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

         12.06. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

         12.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law.

         12.08. Entire Agreement. This Agreement supersedes, terminates and renders of no further force or effect all other prior or contemporaneous understandings, commitments, representations, negotiations or agreements, whether oral or written, among the parties hereto relating to the Merger or matters contemplated herein and constitutes the entire agreement between the parties hereto, except for the Confidentiality Agreement, which shall continue in full force and effect following the date hereof. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

         12.09. Expenses. ONB shall pay its expenses incidental to the Merger contemplated hereby. Heritage shall pay its expenses incidental to the Merger contemplated hereby.

         12.10 Certain References. Whenever in this Agreement a singular word is used, it also shall include the plural wherever required by the context and vice-versa. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar, not business, days. The term "business day" shall mean any day except Saturday and Sunday when Old National Bank in Evansville, the lead bank of ONB, is open for the transaction of business.

         IN WITNESS WHEREOF, ONB and Heritage have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested in counterparts and delivered by their duly authorized officers.


                                             OLD NATIONAL BANCORP


                                             By: /s/ RONALD B. LANKFORD
                                                --------------------------------
                                                Ronald B. Lankford, President
                                                and Chief Operating Officer

ATTEST:

By: /s/ JEFFREY L. KNIGHT
    -------------------------------------------
    Jeffrey L. Knight, Corporate Secretary


                                             HERITAGE FINANCIAL SERVICES, INC.


                                             By: /s/ EARL O. BRADLEY, III
                                                --------------------------------
                                                Earl O. Bradley, III, President
                                                and Chief Executive Officer

ATTEST:

By: /s/ JOHN T. HALLIBURTON
    -------------------------------------------
    John T. Halliburton, Secretary

                                                                      APPENDIX B



_____________, 2000


Board of Directors
Heritage Financial Services, Inc.
25 Jefferson Street
Clarksville, Tennessee 37041-1348

Dear Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial perspective, to the common shareholders of Heritage Financial Services, Inc., Clarksville, Tennessee (the "Company") of the proposed merger of the Company with Old National Bancorp, Evansville, Indiana ("OLDB"). In the proposed merger, Company shareholders will receive 3.15 OLDB common shares for each Company common share outstanding as further defined in the Agreement of Affiliation and Merger between OLDB and the Company (the "Agreement"). In addition, each Company option currently outstanding will be exchanged for a like OLDB option as further defined in the Agreement. On September 7, 1999, the proposed consideration to be received represents an aggregate value of $63,316,076 or $94.30 per Company common share based on the closing price for OLDB common stock of $29.9375 as quoted on the National Association of Securities Dealers Automated Quotation System.

Professional Bank Services, Inc. ("PBS") is a bank consulting firm and as part of its investment banking business is continually engaged in reviewing the fairness, from a financial perspective, of bank acquisition transactions and in the valuation of banks and other businesses and their securities in connection with mergers, acquisitions, estate settlements and other purposes. We are independent with respect to the parties of the proposed transaction.

For purposes of this opinion, PBS performed a review and analysis of the historic performance of the Company and its wholly owned subsidiary, Heritage Bank (the "Bank") contained in: (i) December 31, 1998, March 31, 1999 and June 30, 1999 Consolidated Reports of Condition and Income filed by the Bank with the FDIC and filed by the Company with the Federal Reserve System; (ii) reports filed on Form 10-K for December 31, 1998 and Form 10-Q for March 31, 1999 and June 30, 1999 with the Securities and Exchange Commission; (iii) December 31, 1997 and 1998 audited annual reports of the Company; and (iv) December 31, 1998 and March 31, 1999 Uniform Bank Performance Reports of the

Board of Directors
Heritage Financial Services, Inc.
____________,2000
Page Two


Bank and the Company. We have reviewed and tabulated statistical data regarding the loan portfolio, securities portfolio and other performance ratios and statistics. Financial projections were prepared and analyzed as well as other financial studies, analyses and investigations as deemed relevant for the purposes of this opinion. In review of the aforementioned information, we have taken into account our assessment of general market and financial conditions, our experience in other transactions, and our knowledge of the banking industry generally. We have also taken into consideration other offers received by the Company.

For the purposes of this opinion, PBS reviewed and analyzed the historic performance of OLDB contained in: (i) December 31, 1996, 1997 and 1998 audited annual reports of OLDB, (ii) June 30, 1998, September 30, 1998, December 31, 1998, March 31, 1999 and June 30, 1999 unaudited financial data and reports filed on Form 10-K for December 31, 1997 and 1998 and 10-Q for March 31, 1999 and June 30, 1999 with the Securities and Exchange Commission.

We have not compiled, reviewed or audited the financial statements of the Company or OLDB nor have we independently verified any of the information reviewed; we have relied upon such information as being complete and accurate in all material respects. We have not made independent evaluation of the assets of the Company or OLDB.

Based on the foregoing and all other factors deemed relevant, it is our opinion as investment bankers, that, as of the date hereof, the consideration proposed to be received by the shareholders of the Company under the Agreement is fair and equitable from a financial perspective.


                                                Very truly yours,



                                                Professional Bank Services, Inc.

                                                                      APPENDIX C



                PROVISIONS OF TENNESSEE BUSINESS CORPORATION ACT
                  GOVERNING THE EXERCISE OF DISSENTERS' RIGHTS

                               DISSENTER'S RIGHTS

             PART 1 - RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES


     48-23-101. DEFINITIONS - (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder;

     (2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer;

     (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under ss. 48-23-102 and who exercises that right when and in the manner required by ss. 48-23-201 - 48-23-209;

     (4) "Fair Value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action;

     (5) "Interest" means interest from the effective date of the corporate action that gave rise to the shareholder's right to dissent until the date of payment, at the average auction rate paid on United States treasury bills with a maturity of six (6) months (or the closest maturity thereto) as of the auction date for such treasury bills closest to such effective date;

     (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation; and

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

     48-23-102. RIGHT TO DISSENT - (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

     (1) Consummation of a plan of merger to which the corporation is a party:

                  (A) If shareholder approval is required for the merger by ss. 48-21-103 or the charter and the shareholder is entitled to vote on the merger; or

                  (B) If the corporation is a subsidiary that is merged with its parent under ss. 48-21-104;

     (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

     (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one
(1) year after the date of sale;

     (4) An amendment of the charter that materially and adversely affects rights in respect of a dissenter's shares because it:

                  (A) Alters or abolishes a preferential right of the shares;

                  (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

                  (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

                  (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

                  (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share is to be acquired for cash under ss. 48-16-104; or

     (5) Any corporate action taken pursuant to a shareholder vote to the extent the charter, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this chapter may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding the provisions of subsection (a), no shareholder may dissent as to any shares of a security which, as of the date of the effectuation of the transaction which would otherwise give rise to dissenters' rights, is listed on an exchange registered under ss. 6 of the Securities Exchange Act of 1934, as amended, or is a "national market system security," as defined in rules promulgated pursuant to the Securities Exchange Act of 1934, as amended.

     48-23-103. DISSENT BY NOMINEES AND BENEFICIAL OWNERS - (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares of any one (1) or more classes held on his behalf only if:

         (1) He submits to the corporation the record shareholders s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

         (2) He does so with respect to all shares of the same class of which he is the beneficial shareholder or over which he has power to direct the vote.

              PART 2 - PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

     48-23-201. NOTICE OF DISSENTERS' RIGHTS - (a) If proposed corporate action creating dissenters' rights under ss. 48-23-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under ss. 48-23-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in ss. 48-23-203.

     (c) A corporation's failure to give notice pursuant to this section will not invalidate the corporate action.

     48-23-202. NOTICE OF INTENT TO DEMAND PAYMENT - (a) If proposed corporate action creating dissenters' rights under ss. 48-23-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

     (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

     (2) Must not vote his shares in favor of the proposed action. No such written notice of intent to demand payment is required of any shareholder to whom the corporation failed to provide the notice required by ss. 48-23-201.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

     48-23-203. DISSENTERS' NOTICE - (a) If proposed corporate action creating dissenters' rights under ss. 48-23-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of ss. 48-23-202.

     (b) The dissenters' notice must be sent no later than ten (10) days after the corporate action was authorized by the shareholders or effectuated, whichever is the first to occur, and must:

     (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

     (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

     (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date;

     (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than one (1) nor more than two (2) months after the date the subsection (a) notice is delivered; and

     (5) Be accompanied by a copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to ss. 48-23-201.

     48-23-204. DUTY TO DEMAND PAYMENT - (a) A shareholder sent a dissenters' notice described in ss. 48-23-203 must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to ss. 48-23-203(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the effectuation of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

     (d) A demand for payment filed by a shareholder may not be withdrawn unless the corporation with which it was filed, or the surviving corporation, consents thereto.

     48-23-205. SHARE RESTRICTIONS - (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effectuated or the restrictions released under ss. 48-23-207.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the effectuation of the proposed corporate action.

     48-23-206. PAYMENT - (a) Except as provided in 5 48-23-208, as soon as the proposed corporate action is effectuated, or upon receipt of a payment demand, whichever is later, the corporation shall pay each dissenter who complied with 5 48-23-204 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

                  (1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

                  (2) A statement of the corporation's estimate of the fair value of the shares;

                  (3) An explanation of how the interest was calculated;

                  (4) A statement of the dissenter's right to demand payment under ss. 48-23-209; and

                  (5) A copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to ss.ss. 48-23-201 or 48-23-203.

     48-23-207. FAILURE TO TAKE ACTION - (a) If the corporation does not effectuate the proposed action that gave rise to the dissenters' rights within two (2) months after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation effectuates the proposed action, it must send a new dissenters' notice under ss. 48-23-203 and repeat the payment demand procedure.

     48-23-208. AFTER-ACQUIRED SHARES - (a) A corporation may elect to withhold payment required by ss. 48-23-206 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after effectuating the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under ss. 48-23-209.

     48-23-209. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER -
(a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under ss. 48-23-206), or reject the corporation's offer under 5 48-23-208 and demand payment of the fair value of his shares and interest due, if:

         (1) The dissenter believes that the amount paid under ss. 48-23-206 or offered under ss. 48-23-208 is less than the fair value of his shares or that the interest due is incorrectly calculated;

         (2) The corporation fails to make payment under 5 48-23-206 within two
     (2) months after the date set for demanding payment; or

         (3) The corporation, having failed to effectuate the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two (2) months after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within one (1) month after the corporation made or offered payment for his shares.

                      PART 3 - JUDICIAL APPRAISAL OF SHARES

     48-23-301. COURT ACTION - (a) If a demand for payment under ss. 48-23-209 remains unsettled, the corporation shall commence a proceeding within two (2) months after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the two-month period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding in a court of record having equity jurisdiction in the county where the corporation's principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment:

         (1) For the amount, if any, by which the court finds the fair value of his shares, plus accrued interest, exceeds the amount paid by the corporation; or

         (2) For the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under ss. 48-23-208.

     48-23-302. COURT COSTS AND COUNSEL FEES - (a) The court in an appraisal proceeding commenced under ss. 48-23-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under ss. 48-23-209.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

         (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of ss.ss. 48-23-201 - 48-23-209; or

         (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefitted.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant's Articles of Incorporation provide that the Registrant will indemnify any person who is or was a director, officer or employee of the Registrant or of any other corporation for which he is or was serving in any capacity at the request of the Registrant against all liability and expense that may be incurred in connection with any claim, action, suit or proceeding with respect to which such director, officer or employee is wholly successful or acted in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant or such other corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A director, officer or employee of the Registrant is entitled to be indemnified as a matter of right with respect to those claims, actions, suits or proceedings where he has been wholly successful. In all other cases, such director, officer or employee will be indemnified only if the Board of Directors of the Registrant or independent legal counsel finds that he has met the standards of conduct set forth above.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following Exhibits are being filed as part of this Registration
Statement:

     2        Agreement of Affiliation and Merger (included as Appendix A to
              Prospectus)

     3(i) Articles of Incorporation of the Registrant (incorporated by reference to Registrant's Registration Statement on Form S-3, File No. 333-87573, dated September 22, 1999)

     3(ii) By-Laws of the Registrant (incorporated by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, File No. 333-72117, dated May 14, 1999)

     4 (a) the description of Registrant's common stock contained in its Current Report on Form 8-K, dated January 6, 1983 (incorporated by reference thereto), and (b) the description of Registrant's Preferred Stock Purchase Rights contained in Registrant's Form 8-A, dated March 1, 1990, including the Rights Agreement, dated March 1, 1990, between the Registrant and Old National Bank in Evansville, as Trustee (incorporated by reference thereto)

     5        Opinion of Krieg DeVault Alexander & Capehart, LLP re: legality

     8.01 Tax Opinion of Krieg DeVault Alexander & Capehart, LLP copy re: certain federal income tax matters

     10.01 Material Contracts (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31,
              1998)

     10.02    Employment Agreement, dated September 8, 1999 by and between Earl
              O. Bradley, III and Old National Bancorp

     10.03    Employment Agreement, dated September 8, 1999 by and between John
              T. Halliburton and Old National Bancorp

     10.04 Employment Agreement, dated September 8, 1999 by and between Randy Clouser and Old National Bancorp

     21       Subsidiaries of the Registrant

     23.01 Consent of Krieg DeVault Alexander & Capehart, LLP (included in Opinion of Krieg DeVault Alexander & Capehart, LLP at Exhibit 5/Exhibit 8.01)

     23.02    Consent of Arthur Andersen, LLP

     23.03    Consent of Heathcott & Mullaly, P.C.

     24       Powers of Attorney

     99.01    Form of Proxy

     99.02    Consent of Professional Bank Services, Inc.

     (b)      Financial Statement Schedules Not Applicable

     (c) Fairness Opinion. Included in Part I as Appendix B to the Proxy Statement-Prospectus included in this Registration Statement

ITEM 22.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

         (2) The undersigned registrant hereby undertakes that every prospectus
(i) that is filed pursuant to paragraph (b)(1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evansville, State of Indiana, on January 10, 2000.

                                               OLD NATIONAL BANCORP

                                               By: /s/ JAMES A. RISINGER
                                                  ------------------------------
                                                  James A. Risinger, President

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below as of January 10, 2000.


Name                              Title
----                              -----

/s/ JAMES A. RISINGER             Chairman of the Board, Director, President and
------------------------------    Chief Executive Officer (Chief Executive
James A. Risinger                 Officer)


/s/ JOHN S. POELKER               Senior Vice President (Chief Financial Officer
------------------------------    and Principal Accounting Officer)
John S. Poelker


  DAVID L. BARNING*               Director
------------------------------
David L. Barning


  RICHARD J. BOND*                Director
------------------------------
Richard J. Bond


  ALAN W. BRAUN *                 Director
------------------------------
Alan W. Braun

  WAYNE A. DAVIDSON*              Director
------------------------------
Wayne A. Davidson


  LARRY E. DUNIGAN*               Director
------------------------------
Larry E. Dunigan


  DAVID E. ECKERLE*               Director
------------------------------
David E. Eckerle


  PHELPS L. LAMBERT*              Director
------------------------------
Phelps L. Lambert


  RONALD B. LANKFORD*             Director
------------------------------
Ronald B. Lankford


  LUCIEN H. MEIS*                 Director
------------------------------
Lucien H. Meis


  LOUIS L. MERVIS*                Director
------------------------------
Louis L. Mervis


  LAWRENCE D. PRYBIL*             Director
------------------------------
Lawrence D. Prybil


  JOHN N. ROYSE*                  Director
------------------------------
John N. Royse

  MARJORIE Z. SOYUGENC*           Director
------------------------------
Marjorie Z. Soyugenc


  CHARLES D. STORMS*              Director
------------------------------
Charles D. Storms


                                              *By: /s/ JEFFREY L. KNIGHT
                                                  ------------------------------
                                                  Attorney-in-Fact

                                              Print Name:   Jeffrey L. Knight
                                                         -----------------------